Exhibit 99

Solutions for human progress

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of and for the period ended September 30, 2025

Sociedad Química y Minera de Chile S.A. and subsidiaries

In thousands of United States dollars

F-1

Consolidated Interim Statements of Financial Position (Unaudited)

Assets	Note	As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$
Current Assets			
Cash and cash equivalents	9.1	1,491,181	1,377,851
Other current financial assets	12.1	903,251	1,079,595
Other current non-financial assets	16	110,848	200,705
Trade and other receivables, current	12.2	681,202	606,137
Trade receivables due from related parties, current	11.5	34,219	28,706
Current inventories	10	1,843,437	1,702,185
Current tax assets	25.1	457,601	583,143
Total current assets other than those classified as held for sale or disposal		**5,521,739**	**5,578,322**
Non-current assets or groups of assets classified as held for sale		118	118
Total non-current assets held for sale		**118**	**118**
Total current assets		**5,521,857**	**5,578,440**
Non-current assets			
Other non-current financial assets	12.1	66,962	60,706
Other non-current non-financial assets	16	349,503	364,166
Non-current trade receivables	12.2	3,246	2,727
Investments accounted for under the equity method	7.1-8.1	634,970	585,794
Intangible assets other than goodwill	14.1	162,980	167,968

Goodwill	14.1	958	948
Property, plant and equipment, net	15.1	4,704,968	4,433,645
Right-of-use assets	13.1	73,232	84,070
Non-current tax assets	25.1	59,541	59,541
Deferred tax assets	25.3	147,995	157,564
Total non-current assets		**6,204,355**	**5,917,129**
Total assets		**11,726,212**	**11,495,569**

The accompanying notes form an integral part of these consolidated interim financial statements.

F-2

Consolidated Interim Statements of Financial Position (Unaudited)

Liabilities and Equity	Note	As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$
Current liabilities			
Other current financial liabilities	12.4	886,869	1,163,468
Lease liabilities, current	13.2	22,548	23,011
Trade and other payables, current	12.5	413,101	471,449
Current trade payables due to related parties	11.6	10,666	10,265
Other current provisions	18.1	283,786	311,197
Current tax liabilities	25.2	83,387	79,841
Provisions for employee benefits, current	17.1	50,908	31,546
Other current non-financial liabilities	18.4	204,910	128,039
Total current liabilities		**1,956,175**	**2,218,816**
Non-current liabilities			
Other non-current financial liabilities	12.4	3,762,643	3,600,582
Non-current lease liabilities	13.2	52,888	60,801
Other non-current provisions	18.1	61,226	53,317
Deferred tax liabilities	25.3	322,003	298,379
Non-current provisions for employee benefits	17.1	39,404	65,607
Total non-current liabilities		**4,238,164**	**4,078,686**
Total liabilities		**6,194,339**	**6,297,502**

Equity			
Equity attributable to owners of the Parent	19		
Share capital		1,577,623	1,577,623
Retained earnings		3,903,669	3,620,612
Other reserves		10,290	(37,416)
Equity attributable to owners of the Parent		**5,491,582**	**5,160,819**
Non-controlling interests		40,291	37,248
Total equity		**5,531,873**	**5,198,067**
Total liabilities and equity		**11,726,212**	**11,495,569**

The accompanying notes form an integral part of these consolidated interim financial statements.

F-3

Consolidated Interim Statements of Income (Unaudited)

		For the period from January to September of the year (Unaudited)		For the period from July to September (Unaudited)	
Consolidated Interim Statements of Income	**Note**	**2025 ThUS$**	**2024 ThUS$**	**2025 ThUS$**	**2024 ThUS$**
Revenue	21.1	3,252,354	3,455,004	1,173,047	1,076,869
Cost of sales	21.2	(2,348,283)	(2,421,700)	(827,239)	(796,040)
Gross profit		**904,071**	**1,033,304**	**345,808**	**280,829**
Other income	21.3	5,753	26,848	1,381	24,284
Administrative expenses	21.4	(140,221)	(132,159)	(49,267)	(48,497)
Other expenses	21.5	(61,795)	(72,275)	(8,792)	(29,162)
Impairment of financial assets and reversal of impairment losses	21.7	435	1,889	294	408
Other losses	21.6	(7,803)	(2,179)	(114)	(34)
Income from operating activities		**700,440**	**855,428**	**289,310**	**227,828**
Finance income	21.10	62,686	72,544	22,029	23,996
Finance costs	15-21.9	(146,651)	(155,389)	(47,404)	(54,107)
Share of profit of associates and joint ventures accounted for using the equity method	8.1-9.3	5,949	9,354	1,784	2,453
Foreign currency translation differences	23	1,899	(1,005)	(74)	(6,613)
Income before taxes		**624,323**	**780,932**	**265,645**	**193,557**
Income tax expense	25.3	(216,555)	(211,651)	(85,597)	(59,892)
Net Income		**407,768**	**569,281**	**180,048**	**133,665**
Net income attributable to:					

Net income attributable to owners of the parent	404,368	564,987	178,418	131,428
Net Income attributable to non-controlling interests	3,400	4,294	1,630	2,237
Net income	**407,768**	**569,281**	**180,048**	**133,665**

Common shares				
Basic Earnings per share (US$ per share)	1.4157	1.9780	0.6246	0.4601
Diluted common shares				
Diluted Earnings per share (US$ per share)	1.4157	1.9780	0.6246	0.4601

The accompanying notes form an integral part of these consolidated interim financial statements.

F-4

Consolidated Interim Statements of Comprehensive Income (Unaudited)

	For the period from January to September of the year		For the period from July to September	
Consolidated Interim Statements of Comprehensive Income	2025 ThUS$	2024 ThUS$	2025 ThUS$	2024 ThUS$
Net income	407,768	569,281	180,048	133,665
Items of other comprehensive income that will not be reclassified to income for the period, before taxes				
Gains (Losses) from measurements of defined benefit plans	223	1,835	662	(4,239)
Gains from financial assets measured at fair value through other comprehensive income	15,000	10,861	9,549	11,671
Total other comprehensive income that will not be reclassified to income for the period, before taxes	**15,223**	**12,696**	**10,211**	**7,432**
Items of other comprehensive income that will be reclassified to income for the period, before taxes				
Gains from foreign currency exchange	39,109	3,873	4,331	4,947
Cash flow hedges- effective portion of changes in fair value	5,643	5,386	3,068	(1,270)
Cash flow hedges-reclassified to income for the period	(9,835)	6,730	(2,074)	9,024
Total other comprehensive income that will be reclassified to income for the period	**34,917**	**15,989**	**5,325**	**12,701**
Other items of other comprehensive income, before taxes	**50,140**	**28,685**	**15,536**	**20,133**
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the period				
Income tax (expense)/benefit related to defined benefit plans measured through other comprehensive income	(30)	(481)	(124)	1,132
Income tax expense related to gains on financial assets irrevocably measured at fair value through other comprehensive income	(4,050)	(4,705)	(2,578)	(3,151)
Total income tax expense relating to components of other comprehensive income that will be not reclassified to profit for the period	**(4,080)**	**(5,186)**	**(2,702)**	**(2,019)**
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the period				
Income tax (expense)/benefit related to gains on cash flow hedges	1,132	(3,271)	(268)	(2,093)
Total income tax (expense)/benefit relating to components of other comprehensive income that will be reclassified to profit for the year	**1,132**	**(3,271)**	**(268)**	**(2,093)**
Total other comprehensive income	**47,192**	**20,228**	**12,566**	**16,021**
Total comprehensive income	**454,960**	**589,509**	**192,614**	**149,686**
Comprehensive income attributable to				
Comprehensive income attributable to owners of the parent	451,594	585,190	190,909	147,555
Comprehensive income attributable to non-controlling interest	3,366	4,319	1,705	2,131
	454,960	**589,509**	**192,614**	**149,686**

See note 19.

The accompanying notes form an integral part of these consolidated interim financial statements.

F-5

Consolidated Interim Statements of Cash Flows (Unaudited)

Consolidated Interim Statements of Cash Flows	Note	For the period from January to September of the year 2025	2024
		ThUS$	ThUS$
Cash flows generated from (used in) operating activities			
Classes of cash receipts generated from operating activities			
Cash receipts from sales of goods and rendering of services		3,455,084	3,975,309
Classes of Payments			
Cash payments to suppliers for the provision of goods and services		(2,624,684)	(2,696,880)
Cash payments relating to variable leases	21.8	(2,880)	(4,558)
Other payments related to operating activities		(58,325)	(59,413)
Net cash generated from operating activities		**769,195**	**1,214,458**
Dividends received	7.1-8.1	6,096	17,867
Interest paid		(191,972)	(194,688)
Interest paid on lease liabilities	21.9	(2,269)	(1,868)
Interest received		73,481	74,726
Income taxes paid		(55,559)	(201,514)
Other cash inflows (outflows) (1)	3.4	157,086	67,655
Net cash generated from (used in) operating activities		**756,058**	**976,636**
Cash flows generated from (used in) investing activities			
Purchase of ownership interest in associates and joint ventures	8.4	(166)	(350,369)
Acquisition of equity instruments		(6,300)	(10,077)
Acquisition of subsidiaries	2.5	(11,485)	(106,522)
Proceeds from the sale of property, plant and equipment		—	23
Payment of loans from related entities		401	—
Acquisition of property, plant and equipment		(634,977)	(618,319)
Proceeds from sale of intangible assets		322	11,026
Proceeds related to futures, forward options and swap contracts		—	345
Loans to related parties		(9,241)	570
Purchases of other long-term assets	16	—	(6,208)
Other cash inflows (outflows) (2) (3)		179,756	329,511
Cash flow used in investing activities		**(481,690)**	**(750,020)**

(1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax and banking expenses, taxes associated with interest payments, costs of issuance of debt and government grants.

(2) Other cash inflows (outflow) include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

(3) Other cash inflows (outflows) from investing activities include guarantees deposits described in note 12.2

The accompanying notes form an integral part of these consolidated interim financial statements.

F-6

Consolidated Interim Statements of Cash Flows (Unaudited)

		For the period from January to September of the year	
Consolidated Statements of Cash Flows	**Note**	**2025**	**2024**
		ThUS$	**ThUS$**
Cash flows generated from (used in) financing activities			
Payment of lease liabilities		(19,103)	(16,394)
Proceeds from long-term loans		164,000	850,000
Proceeds from short-term loans		650,000	1,250,000
Loan repayments		(929,565)	(1,714,869)
Proceeds from hedges associated to loans		454	759
Dividends paid		(5,298)	(66,612)
Net cash flow generated from financing activities		**(139,512)**	**302,884**
Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		**134,856**	**529,500**
Effects of exchange rate fluctuations on cash and cash equivalents		**(21,526)**	**(5,504)**
Increase (decrease) in cash and cash equivalents		**113,330**	**523,996**
Cash and cash equivalents at beginning of year		**1,377,851**	**1,041,369**
Cash and cash equivalents at end of year	**9**	**1,491,181**	**1,565,365**

The accompanying notes form an integral part of these consolidated interim financial statements.

F-7

Consolidated Interim Statements of Changes in Equity (Unaudited)

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserve	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneou s reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2025	**1,577,623**	**(38,024)**	**7,314**	**(5,702)**	**(11,179)**	**(47,591)**	**10,175**	**(37,416)**	**3,620,612**	**5,160,819**	**37,248**	**5,198,067**
Net income	—	—	—	—	—	—	—	—	404,368	404,368	3,400	407,768
Other comprehensive (loss) income	—	39,157	(3,060)	10,950	179	47,226	—	47,226	—	47,226	(34)	47,192
Comprehensive income	**—**	**39,157**	**(3,060)**	**10,950**	**179**	**47,226**	**—**	**47,226**	**404,368**	**451.594**	**3,366**	**454,960**
Dividends (1)	—	—	—	—	—	—	—	—	(121,311)	(121,311)	(1,739)	(123,050)
Other increases in equity	—	—	—	—	—	—	480	480	—	480	1,416	1,896
Total changes in equity	**—**	**39,157**	**(3,060)**	**10,950**	**179**	**47,226**	**480**	**47,706**	**283,057**	**330,763**	**3,043**	**333,806**
Equity as of September 30, 2025	**1,577,623**	**1,133**	**4,254**	**5,248**	**(11,000)**	**(365)**	**10,655**	**10,290**	**3,903,669**	**5,491,582**	**40,291**	**5,531,873**

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserve	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2024	**1,577,643**	**(4,921)**	**(930)**	**122,294**	**(13.454)**	**102,989**	**11,881**	**114,870**	**2,748,686**	**4,441,199**	**36,230**	**4,477,429**
Net income	—	—	—	—	—	—	—	—	564,987	564,987	4,294	569,281
Other comprehensive income	—	3,850	8,845	6,156	1,352	20,203	—	20,203	—	20,203	25	20,228
Comprehensive income	**—**	**3,850**	**8,845**	**6,156**	**1,352**	**20,203**	**—**	**20,203**	**564,987**	**585,190**	**4,319**	**589,509**
Equity instruments irrevocably recognized in other comprehensive income (loss)	—	—	—	(128,793)	—	—	—	(128,793)	186,809	58,016	—	58,016
Dividends (1)	—	—	—	—	—	—	—	—	—	—	(1,961)	(1,961)
Capital decrease	(20)	—	—	—	—	—	20	20	—	—	—	—
Other (decreases) increases in equity	—	1,603	—	—	—	—	(1,574)	29	—	29	—	29
Total changes in equity	**(20)**	**5,453**	**8,845**	**(122.637)**	**1,352**	**20,203**	**(1,554)**	**(108,541)**	**751,796**	**643,235**	**2.358**	**645,593**
Equity as of September 30, 2024	**1,577,623**	**532**	**7,915**	**(343)**	**(12,102)**	**123,192**	**10,327**	**6,329**	**3,500,482**	**5,084,434**	**38,588**	**5,123,022**

(1) See Note 19.7

F-8

F-9 Glossary The Following capitalized terms in these financial statements (including their notes) will have the following meaning: “ADS’’ American Depositary Shares; "ADR" American Depositary Receipt “CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce; “CCHEN’’ Chilean Nuclear Energy Commission; “CCS’’ cross currency swap; “CINIIF’’ International Financial Reporting Interpretations Committee; “CMF’’ Financial Market Commission; “Codelco’’ Chilean Corporación Nacional del Cobre; “Company” Sociedad Química y Minera de Chile S.A.; “Corfo” Chilean Economic Development Agency; “Corporate Governance Committee’’ The Company’s Corporate Governance Committee; “Corporate Law’’ Law No. 18,046 on corporations; “CPI” Consumer Price Index “DCV’’ Central Securities Depository; “DGA’’ General Directorate of Water Resources; “Directors’ Committee” The Company’s Directors’ Committee; “Dollar’’ or “US$’’ Dollars of the United States of America; “DPA’’ Deferred Prosecution Agreement; “FNE’’ Chilean National Economic Prosecutor’s Office; “FCPA” Foreign Corrupt Practices Act of the United States of America. F-10 “Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee; “IAS” International Accounting Standard; “IASB’’ International Accounting Standards Board; “IFRIC’’ International Financial Reporting Standard Interpretations Committee; “IFRS” International Financial Reporting Standards; “ILO” International Labour Organization; “IRSW” interest rate swap; “Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended; “Management’’ the Company’s management; “MUS$’’ millions of Dollars; “Pampa Group’’ Jointly Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining Chile Limitada; “Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile; “PFIC’’ Passive foreign investment company; “Project Agreement” project agreement for the Salar de Atacama signed by Corfo and SQM Salar in 1993, as subsequently amended; “PPM” The monthly provisional payments. “SEC’’ Securities and Exchange Commission; “Securities Market Law” Securities Market Law No. 18,045; “Sernageomin” Chilean National Geology and Mining Service; “SIC’’ Standard Interpretations Committee; “IRS” Chilean Internal Revenue Service; “SMA” Environmental Superintendent’s Office; “SOFR” Secured overnight financing rate; “SQM Group’’ The corporate group composed of the Company and its subsidiaries “SQM Industrial” SQM Industrial S.A.; “SQM NA” SQM North America Corporation; “SQM Nitratos” SQM Nitratos S.A.; “SQM Potasio” SQM Potasio S.A.; “SQM Salar” SQM Salar SpA., formerly SQM Salar S.A.; F-11 “SSI’’ Staff severance indemnities; “ThUS$’’ thousands of Dollars; “Tianqi” Tianqi Lithium Corporation; “UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit); “United States” United States of America; F-12 Note 1 Identification and activities of the Company and Subsidiaries 1.1 Historical background Sociedad Química y Minera de Chile S.A. (the “Company” or “SQM”) is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9. The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company’s telephone number is +(56 2) 2425-2000. The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity. 1.2 Main domicile where the Company performs its production activities The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique; Level 1; 225 Dt Georges Tce Perth WA 6000, Australia. 1.3 Codes of main activities The codes of the main activities as established by the CMF, as follows: • 1700 (Mining) • 2200 (Chemical products) • 1300 (Investment) 1.4 Description of the nature of operations and main activities The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed. (a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products. (b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components. (c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

(d) **Industrial chemicals**: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.

(e) **Potassium:** The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f) **Other products and services:** The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

1.5 Other background

(a) Employees

As of September 30, 2025, and December 31, 2024, the workforce was as follows:

	As of September 30, 2025			As of December 31, 2024		
Employees	**SQM S.A.**	**Other subsidiaries**	**Total**	**SQM S.A.**	**Other subsidiaries**	**Total**
Executives	27	173	200	25	167	192
Professionals	220	2,930	3,150	211	3,179	3,390
Technicians and operators	418	4,055	4,473	411	4,351	4,762
Total	**665**	**7,158**	**7,823**	**647**	**7,697**	**8,344**

	As of September 30, 2025			As of December 31, 2024		
Place of work	**SQM S.A.**	**Other subsidiaries**	**Total**	**SQM S.A.**	**Other subsidiaries**	**Total**
In Chile	665	6,231	6,896	647	6,611	7,258
Outside Chile	—	927	927	—	1,086	1,086
Total	**665**	**7,158**	**7,823**	**647**	**7,697**	**8,344**

F-13

(b) Main shareholders

As of September 30, 2025, there were 1,068 shareholders.

Following table shows information about the main shareholders of the Company's Series A or Series B shares in circulation as of September 30, 2025, and as of December 31, 2024, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of September 30, 2025	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80 %	—	—	21.90 %
The Bank of New York Mellon, ADRs	—	—	49,351,983	34.56 %	17.28 %
Sociedad de Inversiones Pampa Calichera S.A.	41,775,389	29.25 %	1,611,227	1.13 %	15.19 %
Potasios de Chile S.A.	18,179,147	12.73 %	—	—	6.36 %
Banco de Chile on behalf of State Street	—	—	11,945,333	8.36 %	4.18 %
AFP Habitat S.A.	749,343	0.52 %	9,158,340	6.41 %	3.47 %
Global Mining Spa	8,798,539	6.16 %	—	—	3.08 %
Banco Santander on behalf of foreign investors	—	—	8,170,861	5.72 %	2.86 %
AFP Capital S.A.	—	—	6,908,080	4.84 %	2.42 %
AFP Provida S.A.	—	—	6,855,144	4.80 %	2.40 %
AFP Cuprum S.A.	—	—	6,193,633	4.34 %	2.17 %
Banco De Chile on behalf of Citi NA New York Clie.	67,463	0.05 %	4,947,636	3.46 %	1.76 %

Shareholders as of December 31, 2024	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC SpA	62,556,568	43.80 %	—	—	21.90 %
The Bank of New York Mellon, ADRs	—	—	42,599,351	29.83 %	14.91 %
Sociedad de Inversiones Pampa Calichera S.A.	41,885,389	29.33 %	1,611,227	1.13 %	15.23 %
Potasios de Chile S.A.	18,179,147	12.73 %	—	—	6.36 %
Banco de Chile on behalf of State Street	—	—	11,210,700	7.85 %	3.92 %
AFP Habitat S.A.	614,872	0.43 %	9,927,240	6.95 %	3.69 %
Global Mining Spa	8,798,539	6.16 %	—	—	3.08 %
Banco Santander on behalf of foreign investors	—	—	7,809,941	5.47 %	2.73 %
AFP Provida S.A.	—	—	8,160,173	5.71 %	2.86 %
AFP Cuprum S.A.	—	—	7,867,910	5.51 %	2.75 %
AFP Capital S.A.	—	—	7,924,281	5.55 %	2.77 %
Banco De Chile on Behalf of Non-Resident Third Parties	55,980	0.04 %	4,965,585	3.48 %	1.76 %

(1) As reported by DCV, which records the Company's shareholders' register as of September 30, 2025, and December 31, 2024, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM's shares as of September 30, 2025. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B shares as reported by Inversiones TLC SpA. Accordingly as of September 30, 2025, and December 31, 2024, Tianqi Lithium Corporation owns 22.16% of SQM's through Series A shares and ADS holders of Series B shares.

(2) As September 30, 2025 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,213,842 Series A shares held in custody by stockbrokers and as of December 31, 2024 the Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 3,103,842 Series A shares held in custody by stockbrokers.

F-14

1.6 Dividend payable to Codelco

On May 31, 2024, SQM and Codelco signed a Joint Venture Agreement, defining the rights and obligations of the parties involved in forming an association for mining, production, and commercial activities related to the exploration and exploitation of specific CORFO-owned mining properties in the Salar de Atacama (directly or through subsidiaries or representative offices). The formation of the joint venture is subject to the fulfillment or waiver of certain conditions precedent.

As of the publication date of SQM S.A.'s third quarter 2025 financial statements, not all conditions precedent set forth in the Joint Venture Agreement have been fulfilled. This agreement establishes that if the aforementioned conditions precedent are met within the 2025 calendar year, the preferences and economic rights of the series A shares (Codelco) and series B shares (SQM S.A.) of the joint venture will become effective as of January 1, 2025. The economic rights established in the association agreement include the distribution and payment of dividends in accordance with the methodology established therein.

The dividend payable to Codelco is calculated based on its share of annual Adjusted Net Income. As outlined in the Joint Venture Agreement, Codelco's proportion corresponds to 33,500 tons of lithium carbonate equivalent over the total tons of lithium carbonate equivalent sold in the year. The joint venture also outlines how to calculate the adjusted net income. Per IFRS, no provision for this amount has been recorded in SQM S.A.'s financial statements; however, when the Joint Venture Agreement becomes effective, this amount will be deducted from consolidated net income attributable to owners of the parent of SQM S.A. and will be reclassified to income for distributed to non-controlling interests. See note 3.25, 18.5 and 19.8.

F-15

Note 2 Basis of presentation for the consolidated financial statements interims

2.1 Accounting period

These consolidated financial interim statements cover the following periods:

(a) Consolidated interim statements of financial position as of September 30, 2025 and December 31, 2024.

(b) Consolidated interim statements of income for the three and nine months in the period ended September 30, 2025, 2024.

(c) Consolidated interim statements of comprehensive income for the three and nine months in the period ended January 1 to September 30, 2025, 2024.

(d) Consolidated interim statements of changes in equity for the nine months in the period ended September 30, 2025, 2024.

(e) Consolidated statements of cash flows for the nine months in the period ended September 30, 2025, 2024.

2.2 Consolidated financial statements

The interim consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IAS 34 "Interim Financial Reporting" issued by the IASB.

These interim consolidated financial statements should be read in conjunction with the annual financial statements as of December 31. 2024.

The accounting principles and criteria used in these interim financial statements were consistently applied throughout both periods and to the annual financial statements as of December 31, 2024. There have been no changes in the methods used to calculate accounting estimates during the periods reported.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

2.3 Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a) Inventories are recorded at the lower of cost and net realizable value.

(b) Financial derivatives measured at fair value.

(c) Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

F-16

2.4 Accounting pronouncements

New accounting pronouncements

(a) The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2025:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendments to IAS 21 - Lack of exchangeability.	Currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.	01-01-2025

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company's consolidated financial statements.

F-17

(b) Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2025, and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Issued in May 2024.	This amendment: - Clarifies the requirements for the timing of recognition and derecognition of certain financial assets and liabilities, introducing a new exception for certain financial liabilities settled through an electronic cash transfer system; - Clarifies and provides additional guidance for assessing whether a financial asset meets the criterion of solely payment of principal and interest (SPPI); - Adds new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) objectives); and - Updates the disclosures for equity instruments at fair value through other comprehensive income (FVOCI).	01-01-2026
Annual Improvements to IFRSs	The following improvements were published in July 2024: -IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 in paragraphs B5-B6 regarding the retrospective application exception for hedge accounting were improved. -IFRS 7 Financial Instruments: Disclosures. In relation to disclosures of gains/losses arising from derecognition of financial assets with continuing involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs with an impact on the fair value and, therefore, on part of the gain/loss from derecognition. -IFRS 9 Financial Instruments. A reference to the initial measurement of receivables was amended by eliminating the term "transaction price". -IFRS 10 Consolidated Financial Statements Some improvements were included in the description of the control assessment when there are “de facto agents”. -IAS 7 Statement of Cash Flows. Paragraph 37 regarding the concept of “equity method” was amended by eliminating the reference to the “cost method”.	01-01-2026

IFRS 18 Presentation and Disclosure in Financial Statements	The new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: - the structure of the statement of profit or loss; - required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and - enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.	01-01-2027
Amendment to IFRS 9 and IFRS 7: Contracts referencing nature-dependent electricity.	Published in December 2024. This amendment includes: - Clarifying the application of the "own-use" requirements; - Permitting hedge accounting if these contracts are used as hedging instruments; - Adding new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows.	01-01-2026

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company's financial statements.

F-18

2.5 Basis of consolidation

(a) Subsidiaries

The Company established control as the basis for consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when this control is lost.

Subsidiaries are consolidated through a line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant.

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

F-19

The following tables detail general information as of September 30, 2025 on the companies in which the group exercises control:

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest		
					Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio SpA (6)	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	100.0000	-	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda. (17)	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	-	-	-
SQM Salar SpA (7)	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SpA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SpA	76.360.575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM Nueva Potasio SpA (8)	76.630.159-2	Los Militares 4290, Las Condes	Chile	Dollar	99.8369	0.1631	100.0000
SQM Lab SpA (14)	78.009.141-K	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
SQM Industrial III SpA (21)	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.0500	0.9500	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V. (2)	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	-	-	-
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.47000	99.5300	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami-Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.9900	100.0000

F-20

F-21 Country of Incorporation Functional Currency Ownership Interest Subsidiaries TAX ID No. Address Direct Indirect Total Royal Seed Trading Corporation A.V.V. (3) Foreign Houtdok-Noordkaai 25a B-2030 Amberes Aruba Dollar - - - SQM France S.A. Foreign Houtdok-Noordkaai 25a B-2030 Amberes France Dollar - 100.0000 100.0000 Administración y Servicios Santiago S.A. de C.V. Foreign Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede Mexico Dollar - 100.0000 100.0000 SQM Nitratos México S.A. de C.V. Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA Mexico Dollar - 100.0000 100.0000 Soquimich European Holding B.V. Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA Holland Dollar - 100.0000 100.0000 SQM Iberian S.A. Foreign Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México Spain Dollar - 100.0000 100.0000 SQM África Pty Ltd. Foreign Pietermaai 123, P.O. Box 897, Willemstad, Curacao South Africa Dollar - 100.0000 100.0000 SQM Oceanía Pty Ltd. Foreign Caya Ernesto O. Petronia 17, Orangestad Australia Dollar - 100.0000 100.0000 SQM Beijing Commercial Co. Ltd. Foreign 2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA China Dollar - 100.0000 100.0000 SQM Thailand Limited (15) Foreign Edificio Plaza Bancomer Thailand Dollar - 99.9980 99.9980 SQM Colombia SAS Foreign ZAC des Pommiers 27930 Fauville Colombia Dollar - 100.0000 100.0000 SQM Australia PTY Foreign Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México Australia Dollar - 100.0000 100.0000 SQM (Shanghai) Chemicals Co. Ltd. Foreign Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México China Dollar - 100.0000 100.0000 Soquimich LLC Foreign Luna Arena, Herikerbergweg 238 1101 CM Amsterdan South Korea Dollar - 100.0000 100.0000 SQM Holland B.V. Foreign Provenza 251 Principal 1a CP 08008, Barcelona Holland Dollar - 100.0000 100.0000 Soquimich Comercial Brasil Ltda. Foreign Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg Brazil Dollar - 100.0000 100.0000 Blue Energy Business and Trade (Shanghai) Co., Ltd. (4) Foreign Level 9, 50 Park Street, Sydney NSW 2000, Sydney China Dollar - 100.0000 100.0000 SQM Comercial Perú S.A.C. (5) Foreign Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R. Peru Dollar 0.00001 99.9999 100.0000 SQM India Private Limited (9) Foreign Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok India Indian Rupee 0.0101 99.9899 100.0000 Sichuan Dixin New Energy Co., Ltd. (*) Foreign Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia. China Chinese Yuan - 100.0000 100.0000 SQM (Shanghai) Industrial Co, Ltd. (10) Foreign Level 16, 201 Elizabeth Street Sydney China Dollar - 100.0000 100.0000 Sociedad Química y Minera Maroc (11) Foreign Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai Morocco Dollar - 100.0000 100.0000 SQM Lithium North America Corporation (12) Foreign Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea United States of America Dollar - 100.0000 100.0000 SQM Lithium Europe NV (13) Foreign Herikerbergweg 238, 1101 CM Amsterdam Zuidoost Belgium Dollar - 100.0000 100.0000 SQM Japan Lithium Co. Ltd. (16) Foreign Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá Japan Dollar - 100.0000 100.0000 Harding Battery Minerals (Novo JV) Foreign 300 Huaihai Middle Road, distrito de Huangpu, Shanghai Australia Australian dollar - 75.0000 75.0000 Pirra Lithium Pty Ltd (18) Foreign Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima Australia Australian dollar - 80.0000 80.0000 SQM Hellas A.E. (19) Foreign LEVAL 3A WING, TOWER B1 Symphony IT park, NANDED, Nanded, Pune City, Pune - 411041, Maharashtra Greece Dollar - 99.9800 99.9800 SQM Canada Inc. (20) Foreign No.8 Yuhui Road, Xiu wen Town, Dong po District, Meishan, Sichuan Province Canada Dollar - 100.0000 100.0000 F-22 (1) SQM has control over Comercial Agrorama Ltda.´s management. (2) During the first quarter of 2024, RS Agro Chemical Trading Corporation A.V.V. was liquidated. (3) During the first quarter of 2024, Royal Seed Trading Corporation A.V.V. was liquidated. (4) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024. (5) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. (6) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA. (7) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA. (8) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA. (9) On April 22, 2024, the subsidiary SQM India Private Limited was incorporated. (10) On September 18, 2024, the company SQM (Shanghai) Industrial Co., Ltd. was incorporated. (11) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated. (12) On September 17, 2024, SQM Lithium North America Corporation was incorporated. (13) On September 9, 2024, SQM Lithium Europe NV was incorporated. (14) On December 16, 2024, SQM Lab SpA was incorporated. (15) In the fourth quarter of 2024, SQM Thailand Limited was liquidated. (16) On October of 2024, SQM Japan Lithium Co. Ltd. was incorporated. (17) On January 30, 2025 Almacenes y Depósitos Ltda. was dissolved. (18) On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total shareholding to 80%. (19) On March 12, 2025, SQM Hellas A.E. was incorporated. (20) On May 14, 2025, Sociedad SQM Canada Inc. was incorporated. (21) On June 30, 2025, Sociedad SQM Industrial III SpA. was incorporated. (*) On April 30, 2024, the Company acquired the total interest ownership in Sichuan Dixin New Energy Co. Ltd. for an amount of ThUS$ 127,152. The Company entered this transaction to acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year for the Company’s lithium sulfate salts. As of December 31, 2024, the Company had ThUS$8,653 recognized as an intangible asset (see note 14) and had the ThUS$12,489 pending payment recorded as a liability. On April 2, 2025, the acquisition agreements were amended to change the purchase price to ThUS$ 125,675. Consequently, the associated intangible asset and liability were updated. The assets and liabilities recognized in the acquisition consider the following (see additional details in note 12.2.): Certain financial statement items ThUS$ Property, plant and equipment 101,357 Intangible assets (including identified intangible assets) 11,384 Cash and cash equivalents 1,093 Current assets 33,056 Total liabilities (21,215) Total 125,675 2.6 Investments in associates and joint ventures Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement. (a) Joint operations The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement. F-23 (b) Joint ventures and investments in associates Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity method. Significant influence is presumed to exist when the investor owns over 20% of the investee’s share capital. Under the equity method, the investment is recognized in the statement of financial position at cost and is adjusted to recognize changes in the Company's share of the net assets of the associate or joint venture since the date of acquisition. The Company's statement of income reflects the portion of the operating results of the associate or joint venture and any changes in other comprehensive income or direct changes in the associate's equity are reflected in the Company's equity. For such purposes, the percentage of ownership interest in the associate is used. At the time of acquisition, the difference between the investment cost and the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill, which is presented as part of the carrying value of the investee and is not amortized. The debit or credit to the income statement reflects the proportional share of the associate's net income (loss). Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired. Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of income is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded. Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method’’. F-24 Note 3 Significant accounting policies 3.1 Classification of balances as current and non-current In the consolidated statement of financial position, balances are classified in consideration of their maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non- current. The exception to the foregoing relates to deferred taxes, which are classified as non-current regardless of their maturity, and to inventories which are classified as current assets when the company expects to realize the asset or intends to sell or consume it within its normal operating cycle. 3.2 Functional and presentation currency The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar. 3.3 Accounting policy for foreign currency translation (a) SQM group entities: The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows: - Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date. - Revenues and expenses of each statement of income account are converted at monthly average exchange rates. - All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves. In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

F-25 The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows: Closing exchange rates Average exchange rates Currencies As of September 30, 2025 As of December 31, 2024 As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ ThUS$ ThUS$ Brazilian real 5.32 6.18 5.37 6.10 New Peruvian sol 3.47 3.77 3.50 3.73 Japanese yen 147.75 157.21 147.82 153.66 Euro 0.85 0.96 0.85 0.95 Mexican peso 18.31 20.55 18.50 20.23 Australian dollar 1.51 1.61 1.52 1.58 Pound Sterling 0.74 0.80 0.74 0.79 South African rand 17.25 18.82 17.44 18.19 Chilean peso 962.39 996.46 960.22 983.24 Chinese yuan 7.13 7.31 7.13 7.29 Indian rupee 88.79 85.53 88.34 84.95 Thai Baht 32.43 34.21 31.99 34.13 Turkish lira 41.57 35.33 41.32 34.96 Korean Won 1,403.81 1,472.30 1,392.71 1,438.07 Indonesian Rupiah 16,661.00 16,138.00 16,511.45 16,035.15 United Arab Emirates dirham 3.67 3.67 3.67 3.67 Polish Zloty 3.63 4.12 3.63 4.07 UF (*) 41.03 38.55 41.12 39.07 ________________________________________________ (*) US$ per UF (b) Transactions and balances The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income. Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined. 3.4 Consolidated statement of cash flows Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument. F-26 For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above. The statement of cash flows present cash transactions performed during the period, determined using the direct method. The Company’s accounting policy is to consider interest paid and finance costs, interest received and dividends received as net cash flows from operations and dividends paid as cash flows from (used in) financing activities. Other (outflows) inflows of cash from operating activities are composed as follows: For the period ended September 30, 2025 September 30, 2024 Banking expenses (1,301) (7,119) Fiscal credits (6,431) (5,086) Government grants 1,144 12,745 Value added tax 170,676 85,604 Debt issuance costs (7,002) (18,489) 157,086 67,655 3.5 Financial assets accounting policy Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows. The initial value of the Company's financial assets valued at fair value through other comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price. After initial recognition, the Company measures its financial assets according to the Company’s business model for managing its financial assets and the contractual terms of its cash flows: (a) Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents; (ii) related party receivables; (iii) trade debtors; (iv) other receivables. (b) Financial instruments at fair value. A financial asset should be measured at fair value through income or fair value through other comprehensive income, depending on the following: (i) "Fair value through other comprehensive income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method. F-27 (ii) "Fair value through profit or loss": Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income". (c) Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement of income. 3.6 Financial assets impairment The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment method used depends on whether there has been a significant increase in credit risk. The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment. The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows: – Significant financial hardship – Breach of contract due to default – Probability of going bankrupt The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue. The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses on accounts receivable and contract assets are presented as net impairment losses under “Impairment of financial assets and reversal of impairment losses,” see Note 21.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line. The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management. 3.7 Financial liabilities Management accounts for its financial liabilities at amortized cost. Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost. Financial liabilities measured at amortized cost are: (i) commercial accounts payable, (ii) other accounts payable and (iii) other financial liabilities. Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate. F-28 3.8 Estimated fair value of financial instruments The fair value of financial assets and liabilities is estimated using the following information. Although the data represents Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics. Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary: Fair value estimation Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF). The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method. In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes. The effects on results from changes in these values are recognized in financial costs, foreign exchange differences, or in the “Cash flow hedges” section of the statement of comprehensive income, depending on the specific case. Fair value estimates for disclosure purposes • Cash equivalent approximates fair value due to the short-term maturities of these instruments. • Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term. • Payables, current lease liabilities and other current financial liabilities’s fair value equal to book value due to the short-term maturity of these accounts. • The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Chilean Association of Banks and Financial Institutions. 3.9 Reclassification of financial instruments When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

F-29 3.10 Financial instruments derecognition The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained. The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principle responsibility contained in the liability. 3.11 Derivative and hedging financial instruments Derivative financial instruments are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows: a) Fair value hedge of assets and liabilities recognized (fair value hedges). b) Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge). At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and hedged items, as well as their objectives for risk management purposes and strategy to conduct the different hedging operations. The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items. The fair value of derivative instruments used for hedging purposes is shown in Note 12.3. Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through income. a) Fair value hedge Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in the statement of income within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in income within other income or other expenses captions. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to income over the period to maturity using a recalculated effective interest rate. b) Cash flow hedges The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income. F-30 When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs. When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to the statement of income. 3.12 Derivative financial instruments not considered as hedges Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the statement of income for the year. The Company has derivative financial instruments to hedge foreign currency risk exposure. The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of September 30, 2025, and December 31, 2024, the Company does not have any embedded derivatives. 3.13 Deferred acquisition cost from insurance contracts Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current. 3.14 Leases (a) Right-of-use assets The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment. (b) Lease liabilities On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment. When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset. Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement. F-31 (c) Short-term leases and low-value asset leases The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term. (d) Significant judgments in the determination of the lease term for contracts with renewal options. The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised. The Company has the option, under some of its leases, to lease assets on additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate. 3.15 Inventory measurement The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others. For finished and in-process products, the company has three types of provisions, which are reviewed quarterly: (a) Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications. (b) Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately. (c) Potential errors in the determination of stock: The company has an algorithm (reviewed at least once a year) that corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms. Inventories of raw materials, materials and supplies for production are recorded at acquisition cost and recognized as current inventories when they are expected to be used within 12 months; they are classified as non-current inventories when the expected consumption timeline exceeds 1 year. Cyclical inventory checks are continuously conducted at warehouses, and general inventory checks occur every three years. Any discrepancies are recognized upon detection. The Company has a provision that is calculated quarterly based on percentages related to materials classified by warehouse and turnover. These F-32 percentages account for impairment, obsolescence and potential losses. The provision is reviewed at least annually and is based on the historical results of physical inventory checks. 3.16 Non-controlling interests Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent. 3.17 Related party transactions Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction. The definition of related parties is based on IAS 24 “Related Party Disclosures”. 3.18 Property, plant and equipment Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced. In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable: (a) Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company. Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of an asset, such as delays, interruptions or temporary suspension of the project due to technical, financial or other problems that prevent the asset from reaching a usable condition. (b) The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the and its subsequent variation is recorded directly in results. Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets. Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date. Spare parts and other materials are recognized as fixed assets when they meet the definition of property, plant, and equipment. Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred. The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements. Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (loss) and calculated as the difference between the asset’s sales value and its net carrying value.

The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and comply with the requirements of the required standard.

3.19 Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives and residual values are reviewed annually.

Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets (*)	5	10	8
Energy generating assets	5	15	9
Buildings	4	25	14
Supplies and accessories	3	15	7
Office equipment	5	10	7
Transport equipment	7	20	11
Network and communication equipment	4	15	7
IT equipment	4	10	8
Machinery, plant and equipment	3	28	11
Other fixed assets	3	20	10

(*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis.

3.20 Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

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3.21 Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.

(a) Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:

i) Finite rights with amortization using the straight-line method, and

ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company and subject to an annual impairment assessment.

(b) Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land.

(c) Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d) Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

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Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	1 year	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	5 years	5 years
Mining rights	Unit-production method	
Intellectual property	9 years	14 years
IT programs	1 year	7 years

(1) Mining properties owned by Corfo and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.

3.22 Research and development expenses

Research and development expenses are charged to the statement of income in the period in which the expenditure was incurred.

3.23 Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to the associated expenses:

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to the statement of income. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.

(a) Limestone and metallic exploration

These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to Current inventories, if applicable. Costs related to metal exploration are charged the statement of income in the period in which they are recognized if the project assessed doesn't qualify as advanced exploration otherwise, these are amortized during the development stage.

(b) Exploration and evaluation at the Mt. Holland Project

Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets as part of its property, plant and equipment.

3.24 Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

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For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to the statement of income in the categories of expenses associated with the impaired asset function.

For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset's recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to the statement of income.

Assets with indefinite lives are assessed for impairment annually.

3.25 Dividends

Recognition of a dividend liability

A liability for a dividend payment is recognized when the dividend is duly authorized and is not at the entity's discretion. This corresponds to the date on which:

(a) The dividend declaration made, for example, by the Board of Directors, receives approval from the appropriate authority, such as the shareholders and/or as defined by contract or

(b) The dividend is declared.

For disclosures related to the Agreement with Codelco, see notes 1.6, 18.5 and 19.8.

Minimum Dividend

As required by Chilean law and regulations, the dividend policy is established by the Board of Directors and announced at the annual ordinary shareholders' meeting. Shareholder's approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders' Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent there is a deficit in retained earnings. (See Note 19.5).

3.26 Earnings per share

The basic earnings per share amounts are calculated by dividing the net income for the period attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the period.

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F-37 Earnings per Share For the nine months period ended September 30 For the period from July to September 2025 2024 2025 2024 Net income attributable to the owners of the parent 404,368 564,987 178,418 131,428 Weighted average number of shares 285,637,916 285,637,952 285,637,916 285,637,952 Basic earnings per share (US$) 1.4157 1.9780 0.6246 0.4601 Net income attributable to the owners of the parent 404,368 564,987 178,418 131,428 Weighted average number of shares 285,637,916 285,637,952 285,637,916 285,637,952 Diluted earnings per share (US$) 1.4157 1.9780 0.6246 0.4601 Series A common shares 142,819,012 142,819,048 142,819,012 142,819,048 Series B common shares 142,818,904 142,818,904 142,818,904 142,818,904 Total weighted average number of shares 285,637,916 285,637,952 285,637,916 285,637,952 The Company does not have any securities that could potentially dilute earnings per share for the periods presented. 3.27 Other provisions Provisions are recognized when: • The Company has a present, legal or constructive obligation as the result of a past event. • It is more likely than not that certain resources must be used, to settle the obligation. • A reliable estimate can be made of the amount of the obligation. In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income. In the consolidated statement of income, the expense for any provision is presented net of any reimbursement. Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost. The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated. 3.28 Obligations related to employee termination benefits and pension commitments Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment. These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. F-38 Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other comprehensive income”. Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions. The above is applicable except in the United States, where our subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-current provisions for employee benefits” (refer to Note 17.4). 3.29 Compensation plans Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the statement of income. 3.30 Revenue recognition Revenue is an amount that reflects the consideration that the Company expects to earn in exchange for the sale of goods and services in the regular course of business. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries. Revenues are recognized when the specific conditions for each income stream are met, as follows: (a) Sale of goods The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met. Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual expected purchases and in accordance with the criteria defined in agreements. (b) Sale of services Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably. (c) Income from dividends Income from dividends is recognized when the right to receive the payment is established. 3.31 Finance income and finance costs Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in the statement of income at amortized cost, using the effective interest rate method. F-39 Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method. 3.32 Current income tax and deferred Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies. Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that payment will be required to a taxation authority. The Company measures its tax balances based on the most likely amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty. Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized. In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable. Current taxes and changes in deferred tax assets and liabilities that do not arise from business combinations are recognized in the statement of net income or in equity in the consolidated statement of financial position, depending on where the gains or losses that caused them were recognized. Deferred tax assets and liabilities are offset when a legally enforceable right exists to offset tax assets with tax liabilities and the deferred tax is levied by the same tax authority on the same entity. The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences. The company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met: i. the parent company, investor or participant is able to control the timing of the reversal of the temporary difference; and ii. it is probable that the temporary difference will not be reversed in the foreseeable future. Recognized deferred tax assets are income taxes recoverable in future periods, related to: a) deductible temporary differences; b) compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and c) compensation for unused credits from prior periods. The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits. F-40 Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements: (i) temporary differences are reversed in the foreseeable future; and (ii) there is taxable profit available against which temporary differences can be used. 3.33 Operating segment reporting IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by their operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose. An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments. Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments. 3.34 Primary accounting criteria, estimates and assumptions Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full. In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to: • Depreciation expense is determined using useful lives estimated on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 14 and 15). • Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact on the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 3.21, 14 and 15). • Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 17). • Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 20). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.

- Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.

- Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable inventory valuation. (See Note 10).

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.35 Government grants

The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received.

3.36 Prepaid expenses

Prepaid expenses correspond to payments for goods, value-added tax to be recovered or services that will be recorded as assets until they are consumed or the associated benefit is used/offset.

F-41

Note 4 Financial risk management

4.1 Financial risk management policy

The Company's financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries regarding all such relevant financial uncertainty components.

The Company's operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

4.2 Risk Factors

(a) Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or statement of income of the Company's operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covering the risk of insolvency and unpaid invoices correspond to 90% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 12.2 b) and the related accounting policy can be found in Note 3.6.

Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company's large number of clients and their distribution around the globe.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2024, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2024, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts. The effect of this change was not significant for the financial statements as of December 31, 2024.

Bank promissory notes: These are negotiable promissory notes issued by a bank payable upon maturity at the request of customers to guarantee collection of the Company. Bank promissory notes are accepted based on the classification used by the industrial and Commercial Bank of China Limited (ICBC), which provides a list of accepted banks for clearing and/or collection of these documents based on their credit rating.

The classification used for bank promissory notes is as follows:

- S: Large Banks
- T: Small-to-medium-sized banks
- T1: Financial services companies
- Others

F-42

ICBC Classification	As of September 30, 2025	As of December 31, 2024
S	1,863	5,894
T	12,744	13,626
T1	—	12,744
Others	—	7,476
Total	**14,607**	**39,740**

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of September 30, 2025
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-1	F1	96,488
Scotiabank Chile	Time deposits	-	-	F1+	60,348
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	15,257
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	88,294
HDFC Bank Ltd.	Time deposits	-	-	-	619
KBC Bank N.V.	Time deposits	P-2	A-2	F1	26,054
Banco Estado	Time deposits	P-1	A-1	F2	2,079
Banco Itaú Brasil	Time deposits	-	-	B	1,162
Banco Crédito e Inversiones	Investment fund	AA+	-	-	637
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	2,775
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	126,352
Total					**420,065**
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	19,322
Banco Santander	Time deposits	P-1	A-1	F1	190,280
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	131,016
Scotiabank Chile	Time deposits	-	-	F1+	331,700
Banco de Crédito e inversiones Miami	Time deposits	P-2	A-2	F1	133,465
Santander US	Time deposits	P-1	A-1	F1	41,262
Banco Itaú Brasil	Time deposits	-	-	B	68
Banco Estado	Time deposits	P-1	A-1	F2	30,196
Banco Consorcio	Time deposits	-	BBB	F3	17,184
Total					**894,493**

F-43

Financial institution	Financial assets	Rating			As of December 31, 2024
		Moody´s	S&P	Fitch	ThUS$
Banco Santander	Time deposits	P-1	A-1	F1	104,542
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	1,003
Banco Estado	Time deposits	P-1	A-1	F2	104,084
Banco de Chile	Time deposits	P-1	A-1	-	6,307
Scotiabank Chile	Time deposits	-	-	F1+	106,564
Banco Crédito e Inversiones	Investment fund	AA+	-	-	4,997
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	-	-	1,974
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	-	AAAmmf	122,337
Total					**451,808**
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	174,684
Banco Estado	Time deposits	P-1	A-2	F2	90,975
Banco Santander	Time deposits	P-1	A-1	F1	415,851
Banco Itaú CorpBanca	Time deposits	P-1	A-2	-	66,166
Scotiabank Chile	Time deposits	-	-	F1+	240,164
Bank of Nova Scotia	Time deposits	P-1	A-1	F1+	51,025
KBC Bank	Time deposits	-	A-2	F1	22,397
Total					**1,061,262**

(b) Exchange risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company's business is conducted in this currency. However, the global nature of the Company's business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatches to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company's costs, especially salary payments, are associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase in these accounting costs, which would be reflected in the Company's statement of income. By the third quarter of 2025, approximately US$723 million accumulated in expenses are associated with the Peso.

As of September 30, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net liability fair value of US$ 8.16 million. This air is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2024, this value corresponds to a net liability amounting US$ 25.83 million.

Furthermore, as of September 30, 2025, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative time deposits in UF and in pesos, at a net liability fair value of US 4.13 million. As of December 31, 2024, a net liability fair value was recognized for an amount of US$15.40 million of net asset.

F-44

To ensure the difference between its assets and liabilities, the Company held the following derivative contracts as of September 30, 2025 (as the absolute value of the sum of their notional amounts): US$ 122.60 million in Chilean peso/dollar derivative contracts, US$ 45.18 million in euro/dollar derivative contracts, US$ 23.53 million in South African rand/dollar derivative contracts, US$ 365.91 million in Chinese renminbi/dollar derivative contracts, US$ 48.12 million in Australian dollar/dollar derivative contracts and US$ 6.94 million in other currencies.

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of September 30, 2025.

Financial institution	Financial assets	Rating		
		Moody´s	S&P	Fitch
MUFG	Derivative	P-1	-	F1
Merrill Lynch International	Derivative	P-1	A-2	F1+
JP Morgan	Derivative	P-1	A-1	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú-Corpbanca	Derivative	P-1	A-2	-
Banco de Chile	Derivative	P-1	A-1	-
Barclays	Derivative	P-2	A-2	F1
HSBC	Derivative	P-2	A-2	F1+

(c) Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread.

As of September 30, 2025, approximately 10.8% of the Company's financial obligations are subject to variations in the SOFR rate. The long-term loans subject to SOFR plus a spread are held with Bank of Nova Scotia and Banco Santander/Kexim. The SOFR exposure is being hedged through derivatives.

(d) Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company's objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short-term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio[1], which enables it to cover current obligations with clearance. (As of September 30, 2025 this was 2.82 and 2.51 for December 31, 2024).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect the Company's access to financial resources. Such factors may have a material adverse impact on the Company's business, financial position and results of operations.

[1] All current assets divided by all current liabilities.

F-45

The Company constantly monitors the matching of its obligations with its investments, taking due care of the maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of September 30, 2025, the Company had unused, available revolving credit facilities with banks, for a total of US$1,738 million.

Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

As of September 30, 2025 (figures expressed in millions of US dollars)	Carrying amount	Nature of undiscounted cash flows			
		Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	1,132.07	866.65	205.54	88.34	1,160.53
Unsecured obligations	3,562.35	179.53	1,248.26	3,248.61	4,676.4
Sub total	**4,694.42**	**1,046.18**	**1,453.8**	**3,336.95**	**5,836.93**
Hedging liabilities	14.60	2.73	25.04	—	27.77
Derivative financial instruments	1.30	1.30	—	—	1.30
Sub total	**15.9**	**4.03**	**25.04**	—	**29.07**
Current and non-current lease liabilities (1)	75.44	24.02	53.21	0.37	77.6
Trade accounts payable and other accounts payable	413.10	413.10	—	—	413.10
Total	**5,198.86**	**1,487.33**	**1,532.05**	**3,337.32**	**6,356.70**

(1) Leases subject to variability are not included.

As of December 31, 2024 (figures expressed in millions of US dollars)	Carrying amount	Nature of undiscounted cash flows			
		Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	984.80	907.07	77.49	71.89	1,056.45
Unsecured obligations	3,815.34	433.76	1,258.08	3,355.57	5,047.41
Sub total	**4,800.14**	**1,340.83**	**1,335.57**	**3,427.46**	**6,103.86**
Hedging liabilities	28.76	6.40	40.33	10.34	57.07
Derivative financial instruments	0.16	0.16	—	—	0.16
Sub total	**28.92**	**6.56**	**40.33**	**10.34**	**57.23**
Current and non-current lease liabilities	83.81	25.12	62.49	0.67	88.28
Trade accounts payable and other accounts payable	471.45	471.45	—	—	471.45
Total	**5,384.32**	**1,843.96**	**1,438.39**	**3,438.47**	**6,720.82**

As of September 30, 2025, the nominal value of the contracted cash flows in US dollars of the CCS contracts were ThUS$ 359,179 (ThUS$ 374,140 as of December 31, 2024).

4.3 Financial risk management

The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group's risk management profile.

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Note 5 Separate information on the main office, parent entity and joint action agreements

5.1 Parent's stand-alone assets and liabilities

Parent's stand-alone assets and liabilities	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Assets	10,810,319	9,794,433
Liabilities	(5,318,737)	(4,633,614)
Equity	**5,491,582**	**5,160,819**

5.2 Parent entity

Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

F-47

Note 6 Board of Directors, Senior Management and Key management personnel

6.1 Remuneration of the Board of Directors and Senior Management

(a) Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders' meeting held on April 25, 2024, which included the election of two independent directors. Subsequent to such election, the following is the integration of the Company's committees:

- Directors' Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Hernán Büchi Buc, with Ms. Ocqueteau and Mr. Gil as independent members.
- The Company's Health, Safety and Environment Committee: This committee is comprised of Georges de Bourguignon, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.
- Corporate Governance Committee: This committee is comprised of Patricio Contesse Fica, Hernán Büchi Buc and Xu Tieying.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management between January and September 2025.

(b) Board of Directors' Compensation

Board members' compensation for 2025, that is from April 25, 2025 to April 24, 2026, was determined by the Annual General Shareholders Meeting held on April 24, 2025. It is as follows:

(i) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors' Meetings held or not held during the related month.
(ii) A variable gross amount payable to the Chairman and Vice President of the board of Directors, equivalent to 0.12% of net income before tax earned by the Company (the "Profit") during the respective business year for each; and
(iii) A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net income for the respective fiscal year.

Compensation of the Board for 2024, that is from April 25, 2024 to April 25, 2025, was determined by the Annual General Shareholders Meeting held on April 25, 2024. It is as follows:

(i) The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors' Meetings held or not held during the related month.
(ii) A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(iii) A variable gross amount payable in local currency to each Company directors, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

The maximum limit on directors' 2024 variable compensation will be set at 110% of the amount of variable compensation paid to the Company's directors for the 2023 fiscal year.

The aforementioned fixed and variable amounts shall not be challenged, and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

F-48

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of September 30, 2025, amounted to ThUS$ 7,466 and as of September 30, 2024 to ThUS$ 6,690.

(c) Directors' Committee compensation

Compensation for the Directors' committee is the same for 2025, 2024 and 2023, as follows:

(i) The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors' Committee, regardless of the number of meetings of the Directors' Committee that have or have not been held during the month concerned.
(ii) The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year 2024 business year, and 0.02% of the net income before tax obtained by the Company during the respective business year for 2025.

For calculation of the variable compensation for 2024 that directors will be entitled to receive, the upper threshold will be set at 110% of the amount paid to the Company's directors as variable compensation for the 2023 business year.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

(d) Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged

(e) Corporate Governance Committee

The remuneration for this committee for the 2024 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2025 period, this remuneration remains unchanged.

(f) Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g) Senior management compensation:

(i) This includes a monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii) The Company has an annual bonus plan based on goal achievement and individual contribution to the Company's results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii) In addition, there are retention bonuses for its executives (see Note 17.6)

(h) Guarantees pledged in favor of the Company's management

No guarantees have been pledged in favor of the Company's management.

(i) Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company's Management and Directors do not receive or have not received any benefit during the nine months period ended September 30, 2025 and 2024 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

F-49

6.2 Key management personnel compensation

As of September 30, 2025, 2024 the number of the key management personnel is 185 and 174 respectively.

Key management personnel compensation	For the period ended September 30, 2025	For the period ended September 30, 2024
	ThUS$	ThUS$
Key management personnel compensation	39,157	23,984

Please also see the description of the compensation plan for executives in Note 17.6.

F-50

Note 7 Equity-accounted investees

7.1 Investments in associates recognized according to the equity method of accounting

Associate	Equity-accounted investees		Share in income of associates accounted for using the equity method		Share in other comprehensive income of associates accounted for using the equity method		Share in total comprehensive income of associates accounted for using the equity method	
	As of September 30, 2025	As of December 31, 2024	For the period ended September 30, 2025	For the period ended September 30, 2024	For the period ended September 30, 2025	For the period ended September 30, 2024	For the period ended September 30, 2025	For the period ended September 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	20,832	17,470	4,219	4,523	—	—	4,219	4,523
Ajay Europe SARL	8,329	6,403	2,316	2,950	1,675	94	3,991	3,044
SAS Adionics (1)	17,582	—	(722)	(763)	2,427	—	1,705	(763)
Total	**46,743**	**23,873**	**5,813**	**6,710**	**4,102**	**94**	**9,915**	**6,804**

(1) Notes 7.3 a) and 12.1.

Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	Dividends received for the period ending September 30, 2025	September 30, 2024
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	—	—
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of North America	49%	3,219	2,100
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	2,877	3,049
SAS Adionics	Lithium extraction, salt separation, water treatment for production and lithium cleaning.	17 bis Avenue des Andes Les Ulis, 91940	France	20%	—	—
Total					**6,096**	**5,149**

F-51

7.2 Assets, liabilities, revenue and expenses of associates

The information disclosed reflects the amounts presented in the financial statements of the relevant associates and not the Company's share of those amounts.

	As of September 30, 2025				For the period ended September 30, 2025			
	Assets		Liabilities					
Associate	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	34,745	17,508	7,373	—	55,752	8,610	—	8,610
Ajay Europe SARL	27,983	5,183	16,432	—	52,519	4,632	47	4,679
SAS Adionics	9,679	12,655	3,722	2,390	974	(5,514)	—	(5,514)
Total	**72,407**	**35,346**	**27,527**	**2,390**	**109,245**	**7,728**	**47**	**7,775**

	As of December 31, 2024				For the period ended September 30, 2024			
	Assets		Liabilities					
Associate	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	28,246	16,438	9,032	—	58,714	9,232	—	9,232
Ajay Europe SARL	27,615	3,953	18,762	—	56,394	5,898	3	5,901
SAS Adionics	—	—	—	—	—	—	—	—
Total	**55,861**	**20,391**	**27,794**	—	**115,108**	**15,130**	**3**	**15,133**

7.3 Disclosures regarding interests in associates

(a) Transactions for the period ended September 30, 2025:

- As of September 30, 2025, the Company reclassified the investment held in SAS Adionics from "Other non-current financial assets" to "Investment accounted for under the equity method".

(b) Transactions for the year ended December 31, 2024:

- During the third quarter of 2024, the Company lost significant influence over the investment of ThUS$18,756 in SAS Adionics and, therefore, this amount was reclassified to "Other non-current financial assets".

F-52

Note 8 Joint Ventures

8.1 Investment in joint ventures accounted for under the equity method of accounting.

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method	
	As of September 30, 2025	As of December 31, 2024	For the period ended September 30, 2025	For the period ended September 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	8,570	8,422	148	2,439
Pavoni & C. Spa	8,515	7,508	369	205
Covalent Lithium Pty Ltd. (1)	—	—	—	(760)
Pirra Lithium Pty Ltd.	—	3,535	—	—
Azure Minerals	569,882	542,456	—	—
SH Mining Pty	1,260	—	—	—
Total	**588,227**	**561,921**	**517**	**1,884**

(1) Investments accounted for using the equity method with a negative value are included within "Other non-current provisions" in the amount of ThUS$1,437 and ThUS$ 1,259 as of September 30, 2025 and December 31, 2024 respectively. The effects resulting from the share in the profit (loss) of this joint venture for the periods ended September 30, 2025, and 2024 for an amount to ThUS$ (283) and ThUS$ (760) and are included within "other (losses) gains".

Joint Venture	Share on other comprehensive income joint ventures accounted for using the equity method		Share on total comprehensive income of joint ventures accounted for using the equity method	
	For the period ended September 30, 2025	For the period ended September 30, 2024	For the period ended September 30, 2025	For the period ended September 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	—	(577)	148	1,862
Pavoni & C. Spa	584	33	953	238
Covalent Lithium Pty Ltd.	(13)	90	(13)	(670)
Pirra Lithium Pty Ltd.	7	—	7	—
Azure Minerals	31,940	—	31,940	—
SH Mining Pty	—	—	—	—
Total	**32,518**	**(454)**	**33,035**	**1,430**

F-53

The following companies were included in the consolidation:

Joint Venture	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method	
	As of September 30, 2025	As of December 31, 2024	For the period ended September 30, 2025	For the period ended September 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria	—	—	—	—
SQM Vitas Perú S.A.C.	—	—	—	(866)
Total	**—**	**—**	—	**(866)**

Joint Venture	Share on other comprehensive income of joint ventures accounted for using the equity method		Share on total comprehensive income of joint ventures accounted for using the equity method	
	For the period ended September 30, 2025	For the period ended September 30, 2024	For the period ended September 30, 2025	For the period ended September 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria	—	—	—	—
SQM Vitas Perú S.A.C.	—	—	—	(866)
Total	**—**	**—**	—	**(866)**

Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received for the period ending As of September 30, 2025	As of September 30, 2024
					ThUS$	ThUS$
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	—	12,500
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania -CT, Sicilia	Italy	50%	—	218
Covalent Lithium Pty Ltd.	Development and operation of the Mt. Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	—	—
SQM Vitas Brasil Agroindustria (*)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	— %	—	—
SQM Vitas Perú S.A.C. (**)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	— %	—	—
Pirra Lithium Pty Ltd.	Exploration and development of lithium assets..	Suite 12, 11 Ventnor Avenue, West Perth, WA 6605.	Australia	40.0 %	—	—
Azure Minerals (***)	In charge of the development of the Andover lithium deposits.	51 Point Samson-Roebourne Rd, Roebourne WA 6718	Australia	50.0 %	—	—
Total					—	**12,718**

F-54

(*) As of December 31, 2023, the investment in SQM Vitas Brasil Agroindustria was sold.

(**) As of March 27, 2024, all SQM Vitas Perú S.A.C. shares had been acquired by the Company. As of December 31, 2023, Vitas Fzco's ownership interest in SQM Vitas Peru was 99.99999%.

(***) SH Mining Pty Ltd. holds 30.57% interest in Azure Minerals.

8.2 Assets, liabilities, revenue and expenses from joint ventures

The information disclosed reflects the amounts presented in the financial statements of the relevant joint ventures and not the Company's share of those amounts.

	As of September 30, 2025				For the period ended September 30, 2025			
	Assets		Liabilities					
Joint Venture	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	17,155	—	16	—	—	295	—	295
Pavoni & C. Spa (*)	16,918	7,112	12,661	935	20,945	738	599	1,337
Covalent Lithium Pty Ltd.	13,220	808	13,022	2,437	—	604	—	604
Azure Mineral	24,170	7,167	3,206	43,429	—	(2,390)	—	(2,390)
Total	**71,463**	**15,087**	**28,905**	**46,801**	**20,945**	**(753)**	**599**	**(154)**

Joint Venture	As of December 31, 2024				For the period ended September 30, 2024			
	Assets		Liabilities					
	Current	Non-current	Current	Non-current	Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	16,882	—	38	—	—	(6,074)	(1,099)	(7,173)
SQM Vitas Perú S.A.C. (*)	—	—	—	—	17,672	1,731	—	1,731
Pavoni & C. Spa (*)	11,416	5,919	7,855	877	19,571	411	5	416
Covalent Lithium Pty Ltd.	10,576	915	11,868	2,141	—	1,521	—	(1,521)
Pirra Lithium Pty Ltd.	2,720	2,006	10	—	—	—	—	—
Azure Mineral	32,907	9,071	3,561	24,254	—	—	—	—
Total	**74,501**	**17,911**	**23,332**	**27,272**	**37,243**	**(5,453)**	**(1,094)**	**(6,547)**

(*) The financial figures exclude consolidation adjustments (unrealized gains and losses)

F-55

8.3 Other joint venture disclosures

Joint Venture	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities	
	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	11,083	10,807	—	—	—	—
Pavoni & C. Spa	476	493	5,488	2,809	—	—
Covalent Lithium Pty Ltd.	2,716	1,403	—	—	—	—
Pirra Lithium Pty Ltd.	—	2,718	—	—	—	—
Azure Minerals	23,403	26,678	—	—	—	—
Total	**37,678**	**42,099**	**5,488**	**2,809**	—	—

Joint Venture	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending	
	As of September 30, 2025	As of September 30, 2024	As of September 30, 2025	As of September 30, 2024	As of September 30, 2025	As of September 30, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	—	—	(1)	(1)	—	—
SQM Vitas Perú S.A.C.	—	(109)	—	(70)	—	(342)
Pavoni & C. Spa	(161)	(78)	(393)	(376)	(317)	(182)
Covalent Lithium Pty Ltd.	(20)	(212)	(10)	(16)	—	(1,406)
Pirra Lithium Pty Ltd.	—	—	—	—	—	—
Total	**(181)**	**(399)**	**(404)**	**(463)**	**(317)**	**(1,930)**

8.4 Disclosure of interests in joint ventures

a) Transactions in the year 2025

•) On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total to 80% capital interest and making it a subsidiary.

b) Transactions in the year 2024

•) On March 27, 2024, the Company acquired 100% interest ownership in SQM Vitas Perú S.A.C., starting its consolidation in the second quarter of 2024. The purchase price was for ThUS$ 10,116.

•) During the first quarter of 2024, the share percentage in Pirra Lithium Pty Ltd increased to 40% for an amount of ThUS$ 3,544.

•) On May 9, 2024, the company acquired an additional 30.57% of Azure Minerals for ThUS$356,846 through SH Mining Pty Ltd., bringing total interest to 50%. As of December 31, 2023, the Company held a 19.43% interest, presented in other non-current financial assets. Further details are available in the description in Note 12.1.

F-56

8.5 Joint Operations

In 2017, the Company acquired 50% of assets of the Mt Holland lithium project in Western Australia. The Mt Holland lithium project consists of designing, constructing and operating a mine, concentrator and refinery to produce lithium hydroxide. See note 2.6 letter a).

F-57

Note 9 Cash and cash equivalents

9.1 Types of cash and cash equivalents

As of September 30, 2025, and December 31, 2024, cash and cash equivalents are detailed as follows:

Cash	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Cash on hand	8	663
Cash in banks	1,071,108	925,380
Total Cash	**1,071,116**	**926,043**

Cash equivalents	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	290,301	322,500
Short-term investments, classified as cash equivalents	129,764	129,308
Total cash equivalents	**420,065**	**451,808**
Total cash and cash equivalents	**1,491,181**	**1,377,851**

9.2 Short-term investments, classified as cash equivalents

As of September 30, 2025, and December 31, 2024, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	126,352	122,337
JP Morgan US dollar Liquidity Fund Institutional	2,775	1,974
Banco Crédito e Inversiones	637	4,997
Total	**129,764**	**129,308**

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. and in Chile market.

F-58

9.3 Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total amount payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of September 30, 2025, and December 31, 2024, pledged assets are as follows:

Restricted cash balances	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	1,039	942
Total	**1,039**	**942**

F-59

9.4 Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of September 30, 2025
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Dollar	0.42 %	07-28-2025	10-23-2025	15,119	138	15,257
Banco Estado	Fixed term	Peso	0.43 %	09-30-2025	10-07-2025	2,078	1	2,079
Banco Itaú Brasil	Fixed term	Dollar	0.90 %	09-01-2025	10-31-2025	61	9	70
Banco Itaú Brasil	Fixed term	Dollar	1.08 %	08-18-2025	10-09-2025	1,072	20	1,092
Banco Itaú CorpBanca	Fixed term	Dollar	0.41 %	08-05-2025	10-28-2025	10,038	77	10,115
Banco Itaú CorpBanca	Fixed term	Dollar	0.42 %	08-27-2025	10-28-2025	19,130	94	19,224
Banco Itaú CorpBanca	Fixed term	Dollar	0.41 %	09-29-2025	11-26-2025	24,936	7	24,943
Banco Itaú CorpBanca	Fixed term	Dollar	0.41 %	09-29-2025	12-04-2025	19,982	5	19,987
Banco Itaú CorpBanca	Fixed term	Dollar	0.41 %	09-30-2025	12-11-2025	14,023	2	14,025
Banco Santander	Fixed term	Peso	0.41 %	08-04-2025	10-28-2025	20,037	158	20,195
Banco Santander	Fixed term	Peso	0.41 %	08-05-2025	10-28-2025	10,038	78	10,116
Banco Santander	Fixed term	Dollar	0.40 %	08-22-2025	11-20-2025	18,953	101	19,054
Banco Santander	Fixed term	Dollar	0.41 %	09-30-2025	12-11-2025	6,010	1	6,011
Banco Santander	Fixed term	Dollar	0.41 %	09-30-2025	12-18-2025	20,033	3	20,036
Banco Santander	Fixed term	Dollar	0.41 %	09-30-2025	12-23-2025	20,033	3	20,036
Banco Santander	Fixed term	Dollar	0.48 %	09-26-2025	10-03-2025	1,039	1	1,040
HDFC Bank Ltd.	Fixed term	Dollar	0.35 %	08-01-2025	10-29-2025	113	1	114
HDFC Bank Ltd.	Fixed term	Dollar	0.46 %	09-03-2025	12-02-2025	504	1	505
KBC Bank	Fixed term	Euro	0.14 %	09-30-2025	12-31-2025	5,054	—	5,054
KBC Bank	Fixed term	Dollar	0.31 %	09-30-2025	12-31-2025	21,000	—	21,000
Scotiabank Chile	Fixed term	Dollar	0.43 %	07-22-2025	10-09-2025	14,885	150	15,035
Scotiabank Chile	Fixed term	Dollar	0.42 %	07-22-2025	10-16-2025	14,885	149	15,034
Scotiabank Chile	Fixed term	Dollar	0.41 %	08-11-2025	10-09-2025	10,058	71	10,129
Scotiabank Chile	Fixed term	Dollar	0.41 %	08-12-2025	10-23-2025	10,006	69	10,075
Scotiabank Chile	Fixed term	Dollar	0.41 %	08-12-2025	10-16-2025	10,006	69	10,075
Total						**289,093**	**1,208**	**290,301**

F-60

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2024
						ThUS$	ThUS$	ThUS$
Banco de Chile	Fixed term	Dollar	0.43 %	12-03-2024	01-06-2025	1,000	4	1,004
Banco de Chile	Fixed term	Dollar	0.08 %	12-27-2024	01-03-2025	5,300	3	5,303
Banco Estado	Fixed term	Dollar	0.45 %	12-10-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.40 %	12-13-2024	01-13-2025	1,000	2	1,002
Banco Estado	Fixed term	Dollar	0.36 %	12-16-2024	01-13-2025	500	1	501
Banco Estado	Fixed term	Dollar	0.27 %	12-23-2024	01-13-2025	2,000	2	2,002
Banco Estado	Fixed term	Dollar	0.34 %	12-26-2024	01-21-2025	50,000	39	50,039
Banco Estado	Fixed term	Dollar	0.34 %	12-26-2024	01-21-2025	50,000	39	50,039
Banco Crédito e Inversiones	Fixed term	Dollar	0.46 %	12-09-2024	01-13-2025	1,000	3	1,003
Banco Santander	Fixed term	Dollar	0.25 %	12-24-2024	01-13-2025	500	—	500
Banco Santander	Fixed term	Dollar	0.09 %	12-27-2024	01-03-2025	4,500	2	4,502
Banco Santander	Fixed term	Peso	0.44 %	12-26-2024	01-14-2025	99,452	88	99,540
Scotiabank Chile	Fixed term	Dollar	0.32 %	12-19-2024	01-13-2025	500	1	501
Scotiabank Chile	Fixed term	Dollar	0.18 %	12-30-2024	01-13-2025	800	—	800
Scotiabank Chile	Fixed term	Peso	0.10 %	12-26-2024	01-02-2025	2,509	2	2,511
Scotiabank Chile	Fixed term	Peso	0.10 %	12-27-2024	01-03-2025	1,806	1	1,807
Scotiabank Chile	Fixed term	Peso	0.10 %	12-30-2024	01-06-2025	1,505	—	1,505
Scotiabank Chile	Fixed term	Peso	0.45 %	12-26-2024	01-28-2025	99,352	88	99,440
Total						**322,224**	**276**	**322,500**

F-61

Note 10 Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Raw material and supplies for production	314,560	150,126
Products-in-progress	624,635	698,134
Finished product	904,242	853,925
Total	**1,834,437**	**1,702,185**

As of September 30, 2025, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 465,061 and as of December 31, 2024 was ThUS$ 462,451 (including products in progress), As of September 30, 2025, bulk inventories recognized within work in progress were ThUS$ 190,341, while as of December 31, 2024 this value amounted to ThUS$ 249,105.

As of September 30, 2025, bulk inventories recognized as part of finished products amounted to ThUS$ 204,550, while as of December 31, 2024, this balance was ThUS$ 138,625.

Current inventory provisions recognized at September 30, 2025 amount to ThUS$120,765 and ThUS$114,632 at December 31, 2024. For finished goods and work in progress, the provisions recorded include those associated with the lower value of the inventory (considering lower realizable value, uncertain future use, reprocessing costs for products outside specification, etc.), which differs from inventories and potential errors in inventory determination (e.g., errors of topography, grade, humidity, etc.). (See Note 3.15).

For raw materials, supplies, materials and parts, the lower value provision was associated with the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Raw material and supplies for production	17,659	5,082
Products-in-progress	74,464	75,100
Finished product	28,642	34,450
Total	**120,765**	**114,632**

The Company has not pledged inventory as collateral for the periods indicated above.

F-62

As of September 30, 2025, December 31, 2024, movements in provisions are detailed as follows:

Reconciliation	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Beginning balance	**114,632**	**133,768**
Decrease (increase) in carrying amount	(4,204)	(14,517)
Additional provision for differences of inventory	—	171
Reclassifications provision fixed assets to inventory of materials and supplies	12,361	—
Provision Used	(2,024)	(4,790)
Total changes	**6,113**	**(19,136)**
Final balance	**120,765**	**114,632**

For further details, see accounting policy for inventory measurement in Note 3.15

F-63

Note 11 Related party disclosures

11.1 Related party disclosures

Balances pending at the period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

11.2 Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

11.3 Detailed identification of related parties and subsidiaries

As of September 30, 2025, and December 31, 2024, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio SpA (6)	Chile	Dollar	Subsidiary
79.770.780-5	Serv. Integrales de Tránsito y Transferencia S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda. (18)	Chile	Peso	Subsidiary
79.626.800-K	SQM Salar SpA (7)	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda. (1)	Chile	Peso	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SpA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SpA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MAG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
76.630.159-2	SQM Nueva Potasio SpA (8)	Chile	Dollar	Subsidiary
78.009.141-K	SQM Lab SpA (17)	Chile	Dollar	Subsidiary
76.641.889-9	SQM Nueva Industrial III SpA (22)	Chile	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States of America	Dollar	Subsidiary
Foreign	RS Agro Chemical Trading Corporation A.V.V. (2)	Aruba	Dollar	Subsidiary
Foreign	Nitratos Naturais do Chile Ltda.	Brazil	Dollar	Subsidiary

F-64

F-65 Tax ID No Name Country of origin Functional currency Nature Foreign SQM Corporation N.V. Curacao Dollar Subsidiary Foreign SQM Ecuador S.A. Ecuador Dollar Subsidiary Foreign SQM Brasil Ltda. Brazil Dollar Subsidiary Foreign SQMC Holding Corporation. United States of America Dollar Subsidiary Foreign SQM Japan Co. Ltd. Japan Dollar Subsidiary Foreign SQM Europe N.V. Belgium Dollar Subsidiary Foreign SQM Indonesia S.A. Indonesia Dollar Subsidiary Foreign SQM Comercial de México S.A. de C.V. Mexico Dollar Subsidiary Foreign SQM Investment Corporation N.V. Curacao Dollar Subsidiary Foreign Royal Seed Trading Corporation A.V.V. (3) Aruba Dollar Subsidiary Foreign SQM France S.A. France Dollar Subsidiary Foreign Administración y Servicios Santiago S.A. de C.V. Mexico Dollar Subsidiary Foreign SQM Nitratos México S.A. de C.V. Mexico Dollar Subsidiary Foreign Soquimich European Holding B.V. Holland Dollar Subsidiary Foreign SQM Iberian S.A. Spain Dollar Subsidiary Foreign SQM África Pty Ltd. South Africa Dollar Subsidiary Foreign SQM Oceanía Pty Ltd. Australia Dollar Subsidiary Foreign SQM Beijing Commercial Co. Ltd. China Dollar Subsidiary Foreign SQM Thailand Limited (15) Thailand Dollar Subsidiary Foreign SQM Colombia SAS Colombia Dollar Subsidiary Foreign SQM Australia Pty Australia Dollar Subsidiary Foreign SQM (Shanghai) Chemicals Co. Ltd. China Dollar Subsidiary Foreign Soquimich LLC South Korea Dollar Subsidiary Foreign SQM Holland B.V. Holland Dollar Subsidiary Foreign Soquimich Comercial Brasil Ltda. Brazil Dollar Subsidiary Foreign Blue Energy Business and Trade (Shanghai) Co., Ltd. (4) China Dollar Subsidiary Foreign SQM Comercial Perú S.A.C. (5) Peru Dollar Subsidiary Foreign SQM India Private Limited (9) India Indian Rupee Subsidiary Foreign Sichuan Dixin New Energy Co., Ltd. (10) China Chinese Yuan Subsidiary Foreign SQM (Shanghai) Industrial Co, Ltd. (11) China Dollar Subsidiary Foreign SQM Lithium Europe NV (12) Belgium Dollar Subsidiary Foreign SQM Lithium North America Corporation (13) United States of America Dollar Subsidiary Foreign Sociedad Química y Minera Maroc (14) Morocco Moroccan Dirham Subsidiary Foreign SQM Japan Lithium Co. Ltd. (16) Japan Dollar Subsidiary Foreign Harding Battery Minerals (Novo JV) Australia Dollar Subsidiary Foreign Pirra Lithium Pty Ltd (19) Australia Australian Dollar Subsidiary Foreign SQM Hellas A.E. (20) Grecee Dollar Subsidiary Foreign SQM Canada Inc. (21) Canada Dollar Subsidiary F-66 Tax ID No Name Country of origin Functional currency Nature Foreign Ajay North America United States of America Dollar Associate Foreign Ajay Europe SARL France Euro Associate Foreign SAS Adionics France Euro Associate Foreign Abu Dhabi Fertilizer Industries WWL United Arab Emirates Arab Emirates dirham Associate Foreign SQM Vitas Fzco United Arab Emirates Arab Emirates dirham Joint venture Foreign Pavoni & C, SpA. Italy Euro Joint venture Foreign Covalent Lithium Pty Ltd. Australia Australian Dollar Joint venture Foreign Azure Minerals Australia Australian Dollar Joint venture Foreign SH Mining Pty Ltd Australia Australian Dollar Joint venture Foreign SQM Vitas Brasil Agroindustria Brazil Brazilian real Other related parties _______________________________________________ (1) SQM has control over the management of Comercial Agrorama Ltda. (2) RS Agro Chemical Trading Corporation A.V.V. was liquidated during the first quarter of 2024. (3) Royal Seed Trading Corporation A.V.V. was liquidated during the first quarter of 2024. (4) Blue Energy Business and Trade (Shanghai) Co., Ltd. was incorporated on March 21, 2024. (5) On March 27, 2024, 100% of SQM Vitas Perú S.A.C. was acquired. In April 2024, SQM Vitas Perú S.A.C. changed its corporate name to SQM Comercial Perú S.A.C. (6) On May 31, 2024, SQM Potasio S.A. was transformed from SQM Potasio S.A. to SQM Potasio SpA. (7) On May 31, 2024, SQM Salar S.A. was transformed from SQM Salar S.A. to SQM Salar SpA. (8) On May 31, 2024, SQM Potasio SpA was divided creating SQM Nueva Potasio SpA. (9) The subsidiary SQM India Private Limited was incorporated on April 22, 2024. (10) The subsidiary Sichuan Dixin New Energy Co., Ltd. was acquired on April 30, 2024. (11) SQM (Shanghai) Industrial Co., Ltd. was incorporated on September 18, 2024. (12) On September 9, 2024, the subsidiary SQM Lithium Europe NV was incorporated. (13) On September 17, 2024, the subsidiary SQM Lithium North America Corporation was incorporated. (14) On July 18, 2024, Sociedad Química y Minera Maroc was incorporated. (15) In the fourth quarter of 2024, SQM Thailand Limited was liquidated. (16) On October 2024 the subsidiary SQM Japan Lithium Co. Ltd. was incorporated. (17) On December 16, 2024, the subsidiary SQM Lab SpA was incorporated. (18) On february 21, 2025 Almacenes y Depósitos Ltda. was. (19) On January 14, 2025, the remaining 40% of Pirra Lithium Pty Ltd. was acquired, bringing the total capital interest to 80%. (20) On March 12, 2025, SQM Hellas A.E. was incorporated. (21) On May 14, 2025, Sociedad SQM Canada Inc. was incorporated. (22) On June 30, 2025, Sociedad SQM Industrial III SpA. was incorporated. The following other related parties correspond to mining contractual corporations. Tax ID No. Name Country of origin Functional currency Relationship N/A Sociedad Contractual Minera Pampa Unión Chile Peso Other related parties N/A Sociedad Contractual Minera Capricornio Chile Peso Other related parties 11.4 Detail of related parties and related party transactions Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company’s common transactions. Their conditions are those customaries for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them. F-67 For the period ended September 30, 2025 and 2024, the detail of significant transactions involving amounts greater than ThUS$1,000 with "Other related parties" is as follows: Tax ID No Name Nature Country of origin Transaction For the period ended September 30, 2025 For the period ended September 30, 2024 ThUS$ ThUS$ Foreign Ajay Europe S.A.R.L. Associate France Sale of products 30,107 36,664 Foreign Ajay Europe S.A.R.L. Associate France Dividends 2,877 3,049 Foreign Ajay North America LL.C. Associate United States Sale of products 23,162 36,784 Foreign Ajay North America LL.C. Associate United States Sale of products 3,219 2,100 Foreign Abu Dhabi Fertilizer Industries WWL Associate United Arab Emirates Dividends — — Foreign SQM Vitas Brasil Agroindustria Other related parties Brazil Sale of products — — Foreign SQM Vitas Perú S.A.C. Other related parties Peru Sale of products — 6,577 Foreign Pavoni & CPA Joint venture Italy Sale of products 4,521 5,345 Foreign Pavoni & CPA Joint venture Italy Dividends — 218 Foreign SQM Vitas Fzco Joint venture United Arab Emirates Dividends — 12,500 11.5 Trade receivables due from related parties, current: Tax ID No Name Nature Country of origin Currency As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Foreign Ajay Europe S.A.R.L. Associate France Euro 10,253 13,213 Foreign Ajay North America LL.C. Associate United States of America Dollar 4,906 7,232 96.511.530-7 Soc. de Inversiones Pampa Calichera Other related parties Chile Dollar — 4 Foreign Pavoni & C. SpA Joint venture Italy Euro 3,074 1,511 Foreign Azure Minerals Joint venture Australia Australian dollar 8,437 4,713 Foreign SH Mining Pty Ltd Joint venture Australia Australian dollar 7,549 2,033 Total 34,219 28,706 As of September 30, 2025, and December 31, 2024, receivables are net of provision for ThUS$ 256 and ThUS$ 668, respectively. 11.6 Current trade payables due to related: Tax ID No Name Nature Country of origin Currency As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Foreign Covalent Lithium Pty Ltd. Joint venture Australia Australian dollar 4,839 4,438 Foreign SQM Vitas Fzco. Joint venture United Arab Emirates Dollar 5,827 5,827 Total 10,666 10,265 11.7 Other disclosures: Note 6 describes the remuneration of the board of directors, administration and key management personnel. F-68 Note 12 Financial instruments 12.1 Types of other current and non-current financial assets Description of other financial assets As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Financial assets at amortized cost (1) 894,493 1,061,262 Derivative financial instruments - For hedging 4,134 15,405 - Non-hedging (2) 2,268 2,928 - Other financial instruments 2,356 — Total other current financial assets 903,251 1,079,595 Financial assets at fair value through other comprehensive income (3) (4) (5) (6) 60,500 57,756 Derivative financial instruments - For hedging 6,442 2,930 - Other financial assets at amortized cost 20 20 Total other non-current financial assets 66,962 60,706 Institution As of September 30, 2025 As of December 31, 2024 ThUS$ ThUS$ Banco de Crédito e Inversiones 19,322 174,684 Banco Santander 190,280 415,851 Banco Itaú CorpBanca 131,016 66,166 Banco de Crédito e inversiones Miami 133,465 — Banco Itaú Brasil 68 — Scotiabank Chile 331,700 240,164 Santander US 41,262 — Bank of Nova Scotia — 51,025 KBC Bank — 22,397 Banco Estado 30,196 90,975 Banco Consorcio 17,184 — Total 894,493 1,061,262 ________________________________________________ (1) Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions. (2) Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 12.3). (3) In 2023, the Company made an investment of ThUS$30,701 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange).

On May 9, 2024, the Company acquired an additional share in this entity, reaching a 50% ownership stake (for more details, see Note 9.4, section (a)). Consequently, this investment was reclassified under the joint ventures category. At the time of reclassification, the cumulative valuation recorded in the reserve for gains and losses on financial assets was transferred to retained earnings, totaling ThU$ 186,809. This amount reflects the total change in the fair value assessment from the initial acquisition of 19.99% to reaching the 50% ownership stake.

(4) In the first quarter of 2024, the Company invested an additional ThUS$ 4,380 in Altilium Metals Ltd., bringing the total investment to ThUS$ 12,000 and increasing its interest in the associate to 11%. During the third quarter of 2023, the Company invested ThUS$ 7,620 to acquire a 3% interest in Altilium Metals Ltd.

(5) In the first quarter of 2024, the Company contributed ThUS$ 1,285 to acquire a 14.86% interest in Salinity Solutions Ltd. During the third quarter of 2023, the Company contributed ThUS$ 3,000 to acquire a 6.82% interest in Electric Era Technologies Inc. During the second quarter of 2025, investments were acquired in Kite Magnetic Investment and Optigun OU for ThUS$ 2,315 and ThUS$ 3,195, respectively.

(6) As of December 31, 2024, the investment in SAS Adionics was classified as other non-current financial assets. During the first quarter of 2025, this investment was reclassified to investments accounted for using the equity method. See note 7.

Considering that these investments (4) (5) and (6) are recent, their carrying amount is estimated to approximate their fair value.

12.2 Trade and other receivables

Trade and other receivables	As of September 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	578,919	—	578,919	537,552	—	537,552
Prepayments, current	84,927	—	84,927	33,737	—	33,737
Other receivables, current	15,657	3,246	18,903	23,063	2,727	25,790
Guarantee deposits (1)	1,699	—	1,699	11,785	—	11,785
Total trade and other receivables	**681,202**	**3,246**	**684,448**	**606,137**	**2,727**	**608,864**

See discussion about credit risk in Note 4.2.

Trade and other receivables	As of September 30, 2025			As of December 31, 2024		
	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	580,523	(1,604)	578.919	539,948	(2,396)	537,552
Prepayments, current	85,711	(784)	84,927	34,521	(784)	33,737
Other receivables, current	18,866	(3,209)	15,657	25,712	(2,649)	23,063
Guarantee deposits (1)	1,699	—	1,699	11,785	—	11,785
Other receivables, non-current	3,246	—	3,246	2,727	—	2,727
Total trade and other receivables	**690,045**	**(5,597)**	**684,448**	**614,693**	**(5,829)**	**608,864**

(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.

F-69

The transaction became effective in April 2024, with the acquisition of all the shares of Sichuan Dixin New Energy Co. Ltd. and the recognition of an intangible asset for ThUS$ 8,653 (see note 14, Intangible assets). Regarding the deposit of CNY 204.5 million (ThUS$ 28,152) granted to the seller in the first quarter of 2023, ThUS$ 16,071 has been reimbursed. During April 2025, a total of CNY 80 million (ThUS$ 11,176) was repaid.

As of September 30, 2025, and December 31, 2024, the renegotiated portfolio represented 0% of total trade receivables.

(a) Impairment provision for doubtful receivables

As of September 30, 2025

	Trade accounts receivable days past due						
Trade and other receivables	**Current**	**1 to 30 days**	**31 to 60 days**	**61 to 90 days**	**Over 90 days**	**Trade**	**Trade receivables due from related parties**
						ThUS$	**ThUS$**
Expected Loss Rate on	0%	1 %	2 %	5 %	72 %	—	—
Total Gross Book Value	550,547	26,333	1,657	792	1,194	580,523	34,475
Impairment Estimate	484	188	36	40	856	1,604	256

As of December 31, 2024

	Trade accounts receivable days past due						
Trade and other receivables	**Current**	**1 to 30 days**	**31 to 60 days**	**61 to 90 days**	**Over 90 days**	**Trade**	**Trade receivables due from related parties**
						ThUS$	**ThUS$**
Expected Loss Rate on	0%	1 %	2 %	5 %	27 %	—	—
Total Gross Book Value	512,474	16,619	6,294	558	4,003	539,948	29,374
Impairment Estimate	989	163	138	26	1,080	2,396	668

As of September 30, 2025, December 31, 2024 movements in provisions are as follows:

Provisions	**As of September 30, 2025**	**As of December 31, 2024**
	ThUS$	**ThUS$**
Impairment provision of Accounts receivable at the beginning of the year	**6,497**	**7,875**
Impairment loss on accounts receivable for the period recognized in results	(435)	(639)
Write-off of receivables	—	(2,154)
Difference in exchange rate	(209)	1,415
Impairment provision of accounts receivable at the reporting date	**5,853**	**6,497**
The allowance for impairment of accounts receivable is analyzed below		
Trade and other receivables	1,604	2,396
Current other receivables	3,993	3,433
Trade receivables with related parties	256	668
Impairment provision of Accounts Receivable	**5,853**	**6,497**

F-70

12.3 Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of September 30, 2025	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps and Forwards				
Cash flow hedge derivatives				
Short term	4,134	6,515	—	—
Long term	6,442	8,838	—	—
Subtotal	**10,576**	**15,353**	**(10,603)**	**5,826**
Type of Instrument: Forwards				
Non-hedging derivates disbursement SQM Australia Pty				
Short term	—	—	—	—
Long term	—	—	—	—
Subtotal	—	—	—	—
Underlying Investments Hedge	**10,576**	**15,353**	**(10,603)**	**5,826**
Type of Instrument: Forwards/Options				
Non-hedge derivates with effect on income				
Short term	2,268	1,381	—	—
Underlying Investments Hedge	**2,268**	**1,381**	**(1,624)**	—
Total Instruments	**12,844**	**16,734**	**(12,227)**	**5,826**

As of December 31, 2024	Assets	Liabilities	Total Realized (*)	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps and Forwards				
Cash flow hedge derivatives				
Short term	15,405	7,316	—	—
Long term	2,930	21,440	—	—
Subtotal	**18,335**	**28,756**	**10,018**	**(20,439)**
Type of Instrument: Forwards				
Non-hedging derivates disbursement SQM Australia Pty				
Short term	—	—	—	—
Long term	—	—	—	—
Subtotal	—	—	—	—
Underlying Investments Hedge	**18,335**	**28,756**	**10,018**	**(20,439)**
Type of Instrument: Forwards/Options				
Non-hedge derivates with effect on income				
Short term	2,928	418	—	—
Underlying Investments Hedge	**2,928**	**418**	**17,131**	**—**
Total Instruments	**21,263**	**29,174**	**27,149**	**(20,439)**

F-71

(*) The balances in the "Total Realized" column consider the effects of the contracts in effect from January 1 to September 30, 2025, and from January 1 to December 31, 2024.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2024	Cash Flow	Income Statement	Equity and Others	As of September 30, 2025
Debt hedging derivatives	(25,826)	4,447	21,957	(9,489)	(8,911)
Investment hedging derivatives	15,405	1,526	(17,627)	4,830	4,134
Hedging derivatives – cash requirements for Australia's business	—	—	—	—	—
Non-hedging derivatives	2,510	—	(1,623)	—	887

Reconciliation of asset and liability hedging derivatives	As of December 31, 2023	Cash Flow	Income Statement	Equity and Others	As of December 31, 2024
Debt hedging derivatives	2,520	6,298	(47,238)	12,594	(25,826)
Investment hedging derivatives	(18,300)	(4,368)	37,938	135	15.405
Hedging derivatives – cash requirements for Australia's business	1,437	—	—	(1,437)	—
Non-hedging derivatives	(14,275)	(345)	17,130	—	2,510

Derivative contract maturities are detailed as follows:

Series	Contract amount ThUS$	Currency	Maturity date
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	123,370	UF	06/01/2030

Effectiveness

The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms.

The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

F-72

12.4 Financial liabilities

Other current and non-current financial liabilities

As of September 30, 2025, and December 31, 2024, the details is as follows:

Other current and non-current financial liabilities	As of September 30, 2025			As of December 31, 2024		
	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost						
Bank borrowings	831,861	293,051	1,124,912	847,963	129,683	977,646
Unsecured obligations	47,112	3,460,754	3,507,866	307,771	3,449,459	3,757,230
Derivative financial instruments						
For hedging	6,515	8,838	15,353	7,316	21,440	28,756
Non-Hedging	1,381	—	1,381	418	—	418
Total	**886,869**	**3,762,643**	**4,649,512**	**1,163,468**	**3,600,582**	**4,764,050**

a) Bank borrowings, current:

As of September 30, 2025, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country					
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	12/19/2025	6.08 %	4.24 %
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	12/22/2025	4.51 %	4.25 %
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	12/22/2025	4.62 %	4.25 %
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/19/2026	4.74 %	4.74 %
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	10/21/2025	4.95 %	4.95 %
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08/28/2026	4.56 %	4.56 %
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	11/17/2025	4.80 %	4.80 %
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JPMorgan	Chile	Dollar	Upon maturity	08/28/2026	4.37 %	4.37 %
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco BCI	Chile	Dollar	Upon maturity	06/12/2026	4.80 %	4.80 %
93.007.000-9	SQM S.A.	Chile	97.006.000-6	Banco BCI	Chile	Dollar	Upon maturity	08/03/2026	4.48 %	4.48 %
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/06/2026	4.66 %	4.66 %
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	08/18/2026	4.62 %	4.62 %
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02/02/2026	4.73 %	4.73 %
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/02/2026	4.66 %	4.66 %
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	04/21/2026	4.72 %	4.72 %
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/18/2026	4.74 %	4.74 %
79.626.800-K	SQM Salar SpA	Chile	97.006.000-6	Banco BCI	Chile	Dollar	Upon maturity	06/11/2026	4.79 %	4.79 %
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	01/27/2026	4.85 %	4.85 %
79.626.800-K	SQM Salar SpA	Chile	97.006.000-6	Banco BCI	Chile	Dollar	Upon maturity	07/21/2026	4.58 %	4.58 %
79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07/21/2026	4.68 %	4.68 %

F-73

Debtor	Creditor	Nominal amounts as of September 30, 2025			Current amounts as of September 30, 2025				
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	200,000	-	200,000	203,189	-	203,189	(208)	202,981
SQM S.A.	Banco Santander/Kexim	-	-	-	1,473	-	1,473	-	1,473
SQM S.A.	Banco Santander/Kexim	-	-	-	3,091	-	3,091	-	3,091
SQM S.A.	Scotiabank Chile	-	25,000	25,000	-	25,619	25,619	-	25,619
SQM S.A.	Banco Estado	40,000	-	40,000	41,199	-	41,199	-	41,199
SQM S.A.	Banco Estado	-	30,000	30,000	-	30,106	30,106	-	30,106
SQM S.A.	Banco Estado	30,000	-	30,000	30,836	-	30,836	-	30,836
SQM S.A.	Banco BCI	-	30,000	30,000	-	30,416	30,416	-	30,416
SQM S.A.	Banco BCI	-	30,000	30,000	-	30,198	30,198	-	30,198
SQM S.A.	JPMorgan	-	50,000	50,000	-	50,170	50,170	-	50,170
SQM S.A.	Banco Itau	-	50,000	50,000	-	50,524	50,524	-	50,524
SQM S.A.	Banco Itau	-	30,000	30,000	-	30,154	30,154	-	30,154
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,620	20,620	-	20,620
SQM Industrial S.A.	Banco Itau	-	50,000	50,000	-	50,524	50,524	-	50,524
SQM Salar SpA	Banco BCI	-	70,000	70,000	-	70,987	70,987	-	70,987
SQM Salar SpA	Banco BCI	-	14,000	14,000	-	14,094	14,094	-	14,094
SQM Salar SpA	Scotiabank Chile	-	50,000	50,000	-	50,964	50,964	-	50,964
SQM Salar SpA	Scotiabank Chile	-	50,000	50,000	-	51,238	51,238	-	51,238
SQM Salar SpA	Banco Itau	-	26,000	26,000	-	26,179	26,179	-	26,179
SQM Salar SpA	Banco Itau	-	20,000	20,000	-	20,488	20,488	-	20,488
Total		**270,000**	**545,000**	**815,000**	**279,788**	**552,281**	**832,069**	**(208)**	**831,861**

F-74

As of December 31, 2024

Debtor			Creditor							
Tax ID No	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Repayment	maturity	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06/20/2025	5.93 %	4.28 %
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/23/2025	4.73 %	4.28 %
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06/23/2025	4.27 %	4.29 %
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/26/2025	6.10 %	6.10 %
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02/14/2025	5.95 %	5.95 %
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08/21/2025	5.27 %	5.27 %
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	09/02/2025	4.95 %	4.95 %
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JPMorgan	Chile	Dollar	Upon maturity	07/10/2025	5.77 %	5.77 %
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03/07/2025	6.11 %	6.11 %
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	03/07/2025	6.11 %	6.11 %
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/25/2025	5.84 %	5.84 %
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	06/19/2025	5.89 %	5.89 %
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/07/2025	5.89 %	5.89 %
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07/11/2025	5.53 %	5.53 %
79.947.100-0	SQM Industrial S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	08/08/2025	5.22 %	5.22 %

79.626.800-K	SQM Salar SpA	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	02/17/2025	5.86 %	5.86 %
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05/06/2025	6.06 %	6.06 %
79.626.800-K	SQM Salar SpA	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	03/26/2025	6.10 %	6.10 %
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	08/08/2025	5.34 %	5.34 %
79.626.800-K	SQM Salar SpA	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06/16/2025	5.90 %	5.90 %

F-75

Debtor	Creditor	Nominal amounts as of December 31, 2024			Current amounts as of December 31, 2024				
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	—	200,000	200,000	—	200,346	200,346	(839)	199,507
SQM S.A.	Banco Santander/Kexim	—	—	—	—	150	150	—	150
SQM S.A.	Banco Santander/Kexim	—	—	—	—	23	23	—	23
SQM S.A.	Scotiabank Chile	—	25,000	25,000	25,911	—	25,911	—	25,911
SQM S.A.	Banco Estado	15,000	—	15,000	15,781	—	15,781	—	15,781
SQM S.A.	Banco Estado	—	30,000	30,000	—	30,558	30,558	—	30,558
SQM S.A.	Banco Estado	—	80,000	80,000	—	81,287	81,287	—	81,287

SQM S.A.	JPMorgan	—	50,000	50,000	—	51,395	51,395	—	51,395
SQM Industrial S.A.	Banco Itau	20,000	—	20,000	20,859	—	20,859	—	20,859
SQM Industrial S.A.	Banco Itau	20,000	—	20,000	20,586	—	20,586	—	20,586
SQM Industrial S.A.	Banco Itau	10,000	—	10,000	10,429	—	10,429	—	10,429
SQM Industrial S.A.	Banco Itau	40,000	—	40,000	41,226	—	41,226	—	41,226
SQM Industrial S.A.	Banco Itau	—	30,000	30,000	—	30,928	30,928	—	30,928
SQM Industrial S.A.	Banco Estado	—	30,000	30,000	—	30,605	30,605	—	30,605
SQM Industrial S.A.	Banco Estado	—	50,000	50,000	—	51,275	51,275	—	51,275
SQM Salar SpA	Banco Itau	20,000	—	20,000	20,664	—	20,664	—	20,664
SQM Salar SpA	Scotiabank Chile	—	50,000	50,000	—	51,918	51,918	—	51,918
SQM Salar SpA	Scotiabank Chile	50,000	—	50,000	51,822	—	51,822	—	51,822
SQM Salar SpA	Banco de Chile	—	40,000	40,000	—	40,825	40,825	—	40,825
SQM Salar SpA	Banco de Chile	—	70,000	70,000	—	72,214	72,214	—	72,214
Total		**175,000**	**655,000**	**830,000**	**207,278**	**641,524**	**848,802**	**(839)**	**847,963**

F-76

b) Unsecured obligations, current:

As of September 30, 2025, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of registration or ID	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	11/07/2025	Dollar	Semiannual	Upon maturity	1.78 %	4.25 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2026	Dollar	Semiannual	Upon maturity	3.25 %	4.25 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	03/10/2026	Dollar	Semiannual	Upon maturity	2.98 %	3.50 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	11/07/2025	Dollar	Semiannual	Upon maturity	5.64 %	6.50 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	03/10/2026	Dollar	Semiannual	Upon maturity	5.17 %	5.50 %
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2026	UF	Semiannual	Semiannual	0.91 %	4.90 %
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2026	UF	Semiannual	Upon maturity	1.35 %	3.80 %
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2026	UF	Semiannual	Upon maturity	0.79 %	3.25 %
93.007.000-9	SQM S.A.	Chile	700	Q	01/12/2025	UF	Semiannual	Upon maturity	2.14 %	3.45 %

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Company	Country	Series	Nominal amounts as of September 30, 2025			Carrying amounts of maturities as of September 30, 2025				
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$450,000	7,597	-	7,597	7,597	-	7,597	(679)	6,918
SQM S.A.	Chile	ThUS$400,000	-	3,211	3,211	-	3,211	3,211	(235)	2,976
SQM S.A.	Chile	ThUS$700,000	-	1,361	1,361	-	1,361	1,361	(555)	806
SQM S.A.	Chile	ThUS$750,000	19,365	-	19,365	19,365	-	19,365	(1,612)	17,753
SQM S.A.	Chile	ThUS$850,000	-	2,597	2,597	-	2,597	2,597	(1,937)	660
SQM S.A.	Chile	H	-	15,687	15,687	-	15,687	15,687	(172)	15,515
SQM S.A.	Chile	O	-	380	380	-	380	380	(81)	299
SQM S.A.	Chile	P	-	827	827	-	827	827	(12)	815
SQM S.A.	Chile	Q	1,392	-	1,392	1,392	-	1,392	(22)	1,370
Total			**28,354**	**24,063**	**52,417**	**28,354**	**24,063**	**52,417**	**(5,305)**	**47,112**

As of December 31, 2024

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax I No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	—	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	0.39 %	4.38 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2025	Dollar	Semiannual	Upon maturity	1.98 %	4.25 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2025	Dollar	Semiannual	Upon maturity	3.43 %	4.25 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	03/10/2025	Dollar	Semiannual	Upon maturity	3.14 %	3.50 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	05/07/2025	Dollar	Semiannual	Upon maturity	6.02 %	6.50 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	03/10/2025	Dollar	Semiannual	Upon maturity	5.86 %	5.50 %
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2024	UF	Semiannual	Semiannual	1.55 %	4.90 %
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2024	UF	Semiannual	Upon maturity	1.51 %	3.80 %
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2024	UF	Semiannual	Upon maturity	1.10 %	3.25 %
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2024	UF	Semiannual	Upon maturity	2.23 %	3.45 %

F-77

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

			Nominal amounts as of December 31, 2024			Carrying amounts of maturities as of December 31, 2024				
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	254,648	—	254,648	254,648	—	254,648	(36)	254,612
SQM S.A.	Chile	ThUS$450,000	—	2,869	2,869	—	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	—	7,508	7,508	—	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	—	7,554	7,554	—	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	—	7,313	7,313	—	7,313	7,313	(1,611)	5,702
SQM S.A.	Chile	ThUS$850,000	14,415	—	14,415	14,415	—	14,415	(1,935)	12,480
SQM S.A.	Chile	H	15,844	—	15,844	15,844	—	15,844	(172)	15,672
SQM S.A.	Chile	O	907	—	907	907	—	907	(81)	826
SQM S.A.	Chile	P	1,719	—	1,719	1,719	—	1,719	(12)	1,707
SQM S.A.	Chile	Q	—	330	330	—	330	330	(22)	308
Total			**302,595**	**10,512**	**313,107**	**302,595**	**10,512**	**313,107**	**(5,336)**	**307,771**

c) Bank borrowings -non-current

The following table shows the details of bank loans as of September 30, 2025:

Debtor			Creditor						
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.51 %	4.25 %
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.62 %	4.25 %

Debtor	Creditor	Nominal non-current maturities as of September 30, 2025				Carrying amounts and maturities as of September 30, 2025					
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	—	—	100,000	100,000	—	—	100,000	100,000	(2,312)	97,688
SQM S.A.	Banco Santander/Kexim	—	—	200,000	200,000	—	—	200,000	200,000	(4,637)	195,363
Total		—	—	**300,000**	**300,000**	—	—	**300,000**	**300,000**	**(6,949)**	**293,051**

As of December 31, 2024

Debtor			Creditor						
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.73 %	4.28 %
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon Maturity	4.27 %	4.29 %

F-78

Debtor	Creditor	Nominal non-current maturities as of December 31, 2024				Carrying amounts and maturities as of December 31, 2024					
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Banco Santander/Kexim	—	—	100,000	100,000	—	—	100,000	100,000	(2,997)	97,003
SQM S.A.	Banco Santander/Kexim	—	—	36,000	36,000	—	—	36,000	36,000	(3,320)	32,680
Total		**—**	**—**	**136,000**	**136,000**	**—**	**—**	**136,000**	**136,000**	**(6,317)**	**129,683**

d) Unsecured obligations, non-current

The following table shows the details of "unsecured debentures that accrue non-current interest" as of September 30, 2025:

Debtor							Periodicity			
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.10 %	4.25 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.19 %	4.25 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.42 %	3.50 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.29 %	6.50 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	09/10/2034	Dollar	Semiannual	Upon maturity	5.27 %	5.50 %
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76 %	4.90 %
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69 %	3.80 %
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24 %	3.25 %
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54 %	3.45 %

	Nominal non-current maturities as of September 30, 2025						Carrying amounts and maturities as of September 30, 2025							
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$450	—	—	—	450,000	—	450,000	—	—	—	450,000	—	450,000	(1,810)	448,190
ThUS$400	—	—	—	—	400,000	400,000	—	—	—	—	400,000	400,000	(5,473)	394,527
ThUS$700	—	—	—	—	700,000	700,000	—	—	—	—	700,000	700,000	(13,822)	686,178
ThUS$750	—	—	—	—	750,000	750,000	—	—	—	—	750,000	750,000	(11,386)	738,614
ThUS$850	—	—	—	—	850,000	850,000	—	—	—	—	850,000	850,000	(15,340)	834,660
H	—	—	—	52,218	—	52,218	—	—	—	52,218	—	52,218	(560)	51,658
O	—	—	—	—	61,543	61,543	—	—	—	—	61,543	61,543	(517)	61,026
P	—	—	—	123,086	—	123,086	—	—	—	123,086	—	123,086	(18)	123,068
Q	—	—	—	—	123,086	123,086	—	—	—	—	123,086	123,086	(253)	122,833
Total	—	—	—	**625,304**	**2,884,629**	**3,509,933**	—	—	—	**625,304**	**2,884,629**	**3,509,933**	**(49,179)**	**3,460,754**

F-79

As of December 31, 2024

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment		
93.007.000-9	SQM S.A.	Chile	—	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14 %	4.25 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23 %	4.25 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45 %	3.50 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89 %	6.50 %
93.007.000-9	SQM S.A.	Chile	—	ThUS$850,000	09/10/2034	Dollar	Semiannual	Upon maturity	5.86 %	5.50 %
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76 %	4.90 %
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69 %	3.80 %
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24 %	3.25 %
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54 %	3.45 %

Series	Nominal non-current maturities as of December 31, 2024						Carrying amounts and maturities as of December 31, 2024							
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$450	—	—	—	—	450,000	450,000	—	—	—	—	450,000	450,000	(2,313)	447,687
ThUS$400	—	—	—	—	400,000	400,000	—	—	—	—	400,000	400,000	(5,644)	394,356
ThUS$700	—	—	—	—	700,000	700,000	—	—	—	—	700,000	700,000	(14,232)	685,768
ThUS$750	—	—	—	—	750,000	750,000	—	—	—	—	750,000	750,000	(12,590)	737,410
ThUS$850	—	—	—	—	850,000	850,000	—	—	—	—	850,000	850,000	(16,433)	833,567
H	—	—	—	—	63,087	63,087	—	—	—	—	63,087	63,087	(689)	62,398
O	—	—	—	—	57,830	57,830	—	—	—	—	57,830	57,830	(578)	57,252
P	—	—	—	—	115,659	115,659	—	—	—	—	115,659	115,659	(27)	115,632
Q	—	—	—	—	115,659	115,659	—	—	—	—	115,659	115,659	(270)	115,389
Total	—	—	—	—	**3,502,235**	**3,502,235**	—	—	—	—	**3,502,235**	**3,502,235**	**(52,776)**	**3,449,459**

12.5 Trade and other payables

a) Details trade and other payables

Details trade and other payables	As of September 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	359,598	—	359,598	448,154	—	448,154
Other accounts payable	760	—	760	1,007	—	1,007
Prepayments from customers	52,743	—	52,743	22,288	—	22,288
Total	**413,101**	—	**413,101**	**471,449**	—	**471,449**

F-80

As of September 30, 2025, and December 31, 2024, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of September 30, 2025						
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	246,026	2,575	135	235	—	—	248,971
Services	126,543	4	1	11	—	—	126,559
Others	31,801	—	—	—	—	—	31,801
Total	**404,370**	**2,579**	**136**	**246**	—	—	**407,331**

	Amounts according to payment periods as of December 31, 2024						
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	290,688	5,248	66	25	1	—	296,028
Services	126,479	6,031	11	7	65	—	132,593
Others	40,353	159	4	—	—	—	40,516
Total	**457,520**	**11,438**	**81**	**32**	**66**	—	**469,137**

Suppliers past due on payments

	Amounts according to payment periods as of September 30, 2025						
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	1,603	1,720	213	617	230	—	4,383
Services	462	51	—	—	78	—	591
Others	35	1	—	—	—	—	36
Total	**2,100**	**1,772**	**213**	**617**	**308**	—	**5,010**

	Amounts according to payment periods as of December 31, 2024						
Type of Supplier	Up to 30 Days	31 – 60 days	61 – 90 Days	91 – 120 days	121 – 365 days	366 and more days	Total
							ThUS$
Goods	458	80	121	61	67	—	787
Services	443	—	—	9	2	—	454
Others	32	32	—	—	—	—	64
Total	**933**	**112**	**121**	**70**	**69**	—	**1,305**

F-81

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of September 30, 2025, the Company has purchase orders amounting to ThUS$ 128,467 and ThUS$ 141,604 as of December 31, 2024.

12.6 Financial asset and liability categories

a) Financial Assets

Description of financial assets	As of September 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,491,181	—	1,491,181	1,377,851	—	1,377,851
Trade receivables due from related parties at amortized cost	34,219	—	34,219	28,706	—	28,706
Financial assets measured at amortized cost	894,493	20	894,513	1,061,262	20	1,061,282
Trade and other receivables	681,202	3,246	684,448	606,137	2,727	608,864
Total financial assets measured at amortized cost	**3,101,095**	**3,266**	**3,104,361**	**3,073,956**	**2,747**	**3,076,703**
Financial instruments for hedging purposes	4,134	6,442	10,576	15,405	2,930	18,335
Derivative financial instruments with effect in profit or loss (no hedge)	2,268	—	2,268	2,928	—	2,928
Financial assets classified as available for sale at fair value through other comprehensive income	—	60,500	60,500	—	57,756	57,756
Total financial assets at fair value	**6,402**	**66,942**	**73,344**	**18,333**	**60,686**	**79,019**
Total financial assets	**3,107,497**	**70,208**	**3,177,705**	**3,092,289**	**63,433**	**3,155,722**

b) Financial Liabilities

Description of financial liabilities	As of September 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through other comprehensive income	6,515	8,838	15,353	7,316	21,440	28,756
Derivative financial instruments with effect in profit or loss (non-hedging)	1,381	—	1,381	418	—	418
Financial liabilities at fair value	**7,896**	**8,838**	**16,734**	**7,734**	**21,440**	**29,174**
Bank loans	831,861	293,051	1,124,912	847,963	129,683	977,646
Unsecured obligations	47,112	3,460,754	3,507,866	307,771	3,449,459	3,757,230
Lease Liabilities	22,548	52,888	75,436	23,011	60,801	83,812
Trade and other payables	413,101	—	413,101	471,449	—	471,449
Total financial liabilities at amortized cost	**1,314,622**	**3,806,693**	**5,121,315**	**1,650,194**	**3,639,943**	**5,290,137**
Total financial liabilities	**1,322,518**	**3,815,531**	**5,138,049**	**1,657,928**	**3,661,383**	**5,319,311**

12.7 Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a) **Level 1:** The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

F-82

(b) **Level 2:** The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c) **Level 3**: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

	As of September 30, 2025			Measurement Methodology		
Fair value measurement of assets and liabilities	**Carrying Amount at Amortized Cost**	**Fair value (disclosure purposes)**	**Fair amount registered**	**Level 1**	**Level 2**	**Level 3**
	ThUS$	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**
Financial Assets						
Cash and cash equivalents	1,491,181	1,491,181	—	1,491,181	—	—
Other current financial assets						
- Time deposits	894,493	894,493	—	—	894,493	—
- Derivative financial instruments	—	—	—	—	—	
- Forwards	—	—	2,104	—	2,104	—
- Options	—	—	164	—	164	—
- Swaps	—	—	4,134	—	4,134	—
- Other financial instruments	—	—	2,356	—	2,356	—
Non-current accounts receivable	3,246	3,246	—	—	—	—
Other non-current financial assets:						
- Other	20	20	—	—	20	—
- Equity instruments	—	—	60,500	60,500	—	—
- Hedging assets – Swaps	—	—	6,442	6,442	—	—
Other current financial liabilities						
- Bank borrowings	831,861	832,070	—	—	832,070	—
- Derivative instruments	—	—	—	—	—	—
- Forwards	—	—	1,063	—	1,063	—
- Options	—	—	318	—	318	—
- Hedging liabilities – Swaps	—	—	6,515	—	6,515	—
- Swaps hedges, investments	—	—	—	—	—	—
- Cash flow hedges	—	—	—	—	—	—
- Unsecured obligations	47,112	52,416	—	—	52,416	—
Other non-current financial liabilities						
- Bank borrowings	293,051	300,000	—	—	300,000	—
- Unsecured obligations	3,460,754	3,509,934	—	—	3,509,934	—
- Non-current hedging liabilities	—	—	8,838	—	8,838	—

F-83

Fair value measurement of assets and liabilities	As of December 31, 2024			Measurement Methodology		
	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets						
Cash and cash equivalents	1,377,851	1,377,851	—	1,377,851	—	—
Other current financial assets						
- Time deposits	1,061,262	1,061,262	—	—	1,061,262	—
- Derivative financial instruments						
- Forwards	—	—	2,615	—	2,615	—
- Options	—	—	313	—	313	—
- Hedging assets	—	—	—	—	—	—
- Swaps	—	—	15,405	—	15,405	—
Non-current accounts receivable	2,727	2,727	—	—	—	—
Other non-current financial assets:						
- Other	20	20	—	—	20	—
- Equity instruments	—	—	57,756	57,756	—	—
- Hedging assets – Swaps	—	—	2,930	2,930	—	—
Other current financial liabilities						
- Bank borrowings	847,963	848,800	—	—	848,800	—
- Derivative instruments	—	—	—	—	—	—
- Forwards	—	—	182	—	182	—
- Options	—	—	236	—	236	—
- Hedging-debt	—	—	7,316	—	7,316	—
- Hedging-investments	—	—	—	—	—	—
- Cash flow hedges	—	—	—	—	—	—
- Unsecured obligations	307,771	313,107	—	—	313,107	—
Other non-current financial liabilities						
- Bank borrowings	129,683	136,000	—	—	136,000	—
- Unsecured obligations	3,449,459	3,502,236	—	—	3,502,236	—
- Non-current hedging liabilities	—	—	21,440	—	21,440	—

F-84

12.8 Reconciliation of net debt and lease liabilities

This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The definition of the net debt is described in Note 19.1. and includes current and non-current lease liabilities to complete its analysis.

Net debt	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Cash and cash equivalents	1,491,181	1,377,851
Other current financial assets	903,251	1,079,595
Other non-current financial hedge assets	6,442	2,930
Other current financial liabilities	(886,869)	(1,163,468)
Lease liabilities current	(22,548)	(23,011)
Other non-current financial liabilities	(3,762,643)	(3,600,582)
Non-current Lease liabilities	(52,888)	(60,801)
Total	**(2,324,074)**	**(2,387,486)**

Net debt	As of December 31, 2024	From cash flow			Not from cash flow		As of September 30, 2025
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others	
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,734,876)	115,565	187,071	7,002	(207,540)	—	(4,632,778)
Financial instruments derived from hedging	(28,756)	(454)	4,901	—	18,445	(9,489)	(15,353)
Derivatives for investment hedges	—	—	—	1,526	(6,356)	4,830	—
Non-hedging derivatives in other financial liabilities	(418)	—	—	—	(963)	—	(1,381)
Current and non-current lease liabilities	(83,812)	19,103	2,269	—	(12,996)	—	(75,436)
Hedging derivatives – cash requirements for Australia's business	—	—	—	—	—	—	—
Current and non-current financial liabilities	**(4,847,862)**	**134,214**	**194,241**	**8,528**	**(209,410)**	**(4,659)**	**(4,724,948)**
Cash and cash equivalents	1,377,851	—	(37,220)	91,804	58,746	—	1,491,181
Deposits that do not qualify as cash and cash equivalents	1,061,262	—	(36,260)	(170,571)	40,062	—	894,493
Debt hedging derivative financial instruments	2,930	—	—	—	3,512	—	6,442
Derivatives for investment hedges	15,405	—	—	—	(11,271)	—	4,134
Other financial instruments	—	—	—	2,356	—	—	2,356
Non-hedging derivatives on other financial assets	2,928	—	—	—	(660)	—	2,268
Current and Non-Current Financial Assets	**2,460,376**	—	**(73,480)**	**(76,411)**	**90,389**	—	**2,400,874**
Total	**(2,387,486)**	**134,214**	**120,761**	**(67,883)**	**(119,021)**	**(4,659)**	**(2,324,074)**

F-85

Net debt	As of December 31, 2023	From cash flow			Not from cash flow		As of December 31, 2024
		Amounts from loans	Amounts from interests	Other cash (inflows)/outflows	Income statement	Equity and others	
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(4,416,264)	(371,131)	233,768	23,091	(204,340)	—	(4,734,876)
Financial instruments derived from hedging	(22,000)	(759)	7,057	—	(25,648)	12,594	(28,756)
Derivatives for investment hedges	(18,300)	—	—	(4,368)	22,533	135	—
Non-hedging Derivatives in Other financial liabilities	(14,795)	—	—	—	14,377	—	(418)
Current and non-current lease liabilities	(75,158)	22,288	2,820	—	(33,762)	—	(83,812)
Hedging derivatives – cash requirements for Australia's business	1,437					(1,437)	
Current and non-current financial liabilities	**(4,545,080)**	**(349,602)**	**243,645**	**18,723**	**(226,840)**	**11,292**	**(4,847,862)**
Cash and cash equivalents	1,041,369	—	(50,529)	329,897	57,114	—	1,377,851
Deposits that do not qualify as cash and cash equivalents	1,316,797	—	(46,547)	(230,017)	21,029	—	1,061,262
Debt Hedging Derivative Financial Instruments	24,520	—	—	—	(21,590)	—	2,930
Derivatives for investment hedges	—	—	—	—	15,405	—	15,405
Non-hedging derivatives on other financial assets	520	—	—	(345)	2,753	—	2,928
Hedging derivatives – cash requirements for Australia's business	—	—	—	—	—	—	—
Current and Non-Current Financial Assets	**2,383,206**	**—**	**(97,076)**	**99,535**	**74,711**	**—**	**2,460,376**
Total	**(2,161,874)**	**(349,602)**	**146,569**	**118,258**	**(152,129)**	**11,292**	**(2,387,486)**

F-86

Note 13 Right-of-use assets and Lease liabilities

13.1 Right-of-use assets

Reconciliation of changes in right-of-use assets as of September 30, 2025, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	**18,663**	**30,548**	**—**	**1,213**	**33,646**	**84,070**
Additions	132	2,013	—	322	9,995	12,462
Depreciation expenses	(1,211)	(6,059)	—	(873)	(12,604)	(20,747)
Increase (decrease) in foreign currency exchange	—	—	—	—	87	87
Other increases (decreases)	—	22	—	—	(2,662)	(2,640)
Total changes	**(1,079)**	**(4,024)**	**—**	**(551)**	**(5,184)**	**(10,838)**
Closing balance	**17,584**	**26,524**	**—**	**662**	**28,462**	**73,232**

Reconciliation of changes in right-of-use assets as of December 31, 2024, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	**18,299**	**25,458**	**—**	**855**	**28,581**	**73,193**
Additions	110	12,247	—	1,245	19,435	33,037
Depreciation expenses	(738)	(7,150)	—	(1,129)	(13,648)	(22,665)
Transfer to property, plant and equipment	—	—	—	—	—	—
Other increases (decreases)	992	(7)	—	242	(722)	505
Total changes	**364**	**5,090**	**—**	**358**	**5,065**	**10,877**
Closing balance	**18,663**	**30,548**	**—**	**1,213**	**33,646**	**84,070**

The Company's lease activities included the following aspects:

(a) The nature of the Company's lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Extension options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c) These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leases later in the period.

F-87

13.2 Lease liabilities

Lease liabilities	As of September 30, 2025		As of December 31, 2024	
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	22,548	52,888	23,011	60,801
Total	**22,548**	**52,888**	**23,011**	**60,801**

i) Current and non-current lease liabilities

(a) As of September 30, 2025, and December 31, 2024, current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of September 30,2025			Nominal amounts as of September 30,2025		
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.69%	1,792	5,377	7,169	1,642	5,062	6,704
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.66%	1,371	3,517	4,888	1,244	3,230	4,474
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	14	37	51	13	37	50
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.49%	599	1,414	2,013	541	1,260	1,801
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.26%	314	890	1,204	307	823	1,130
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	2	7	9	1	4	5
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.03%	545	1,080	1,625	545	1,080	1,625
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	8.73%	318	809	1,127	311	739	1,050
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.98%	824	2,245	3,069	811	2,272	3,083
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	99	303	402
Foreign	SQM North America Corp.	United State	Contract supplier	Dollar	5.36%	84	249	333	77	233	310
Foreign	SQM Africa Pty	South Africa	Contract supplier	Rand	9.17%	226	489	715	193	412	605
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	13.98%	91	272	363	91	272	363
Foreign	SQM Iberian	Spain	Contract supplier	Dollar	3.25%	15	46	61	15	45	60
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Euro	6.16%	47	141	188	47	141	188
Foreign	SQM India Private Limited	India	Contract supplier	INR	4.96%	11	20	31	11	20	31
Foreign	Soquimich Comercial Brasil	Brazil	Contract supplier	Brazilian real	2.55%	4	12	16	4	11	15
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	14	21	7	14	21
Foreign	SQM Shanghái Industrial Co.	China	Contract supplier	CNY	2.46%	30	91	121	29	88	117
Foreign	SQM Japan Lithium	Japan	Contract supplier	JPY	2.18%	7	22	29	7	22	29
Foreign	SQM Shanghái Chemicals	China	Contract supplier	CNY	2.23%	115	344	459	109	332	441
Foreign	SQM Ecuador S.A.	Ecuador	Contract supplier	Dollar	10.67%	11	33	44	11	33	44
Total						**6,548**	**17,473**	**24,021**	**6,115**	**16,433**	**22,548**

F-88

Debtor			Creditor	Contract indexation	Effective rate	Nominal amounts as of December 31,2024			Nominal amounts as of December 31,2024		
Tax ID No.	Company	Country	Supplier			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	2,813	8,438	11,251	2,482	7,591	10,073
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.47%	361	1,065	1,426	339	1,017	1,356
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	3.52%	65	58	123	64	56	120
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.45%	658	1,911	2,569	589	1,724	2,313
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	3.75%	336	954	1,290	324	874	1,198
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	2	7	9	2	4	6
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.35%	1	1	2	1	1	2
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.36%	687	1,999	2,686	683	1,989	2,672
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.05%	734	1,455	2,189	692	1,370	2,062
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican Peso	6.37%	317	537	854	290	475	765
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	121	364	485	97	296	393
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.25%	74	221	295	68	204	272
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	370	929	1,299	316	823	1,139
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian Peso	12.86%	66	200	266	66	200	266
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	46	61	14	44	58
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6.83%	31	91	122	31	91	122
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	9	26	35	9	26	35
Foreign	SQM Comercial Brasil	Brazil	Contract supplier	Brazilian real	2.55%	5	13	18	4	13	17
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	7	21	28	7	21	28
Foreign	SQM Shanghái Industrial Co	China	Contract supplier	CNY	2.46%	30	90	120	28	86	114
Total						**6,702**	**18,426**	**25,128**	**6,106**	**16,905**	**23,011**

F-89

(b) As of September 30, 2025, and December 31, 2024, the non-current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of September 30,2025				Amounts at amortized cost as of September 30, 2025			
						1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
Tax ID No.	Company	Country	Supplier			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.69%	4,719	50	—	4,769	4,606	49	—	4,655
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	3.22%	8,701	2,382	—	11,083	8,285	2,340	—	10,625
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.49%	3,741	2,643	—	6,384	3,471	2,583	—	6,054
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.26%	1,400	40	—	1,440	1,353	40	—	1,393
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	25	23	66	12	20	20	52
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian	5.03%	19,581	—	—	19,581	19,581	—	—	19,581
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	8.73%	400	—	—	400	392	—	—	392
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.98%	2,124	1,500	—	3,624	2,503	1,713	—	4,216
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	970	1,455	283	2,708	842	1,363	280	2,485
Foreign	SQM North America Corp.	United States	Contract supplier	Dollar	5.36%	414	10	—	424	402	10	—	412
Foreign	SQM Africa Pty	South Africa	Contract supplier	Rand	9.17%	837	60	—	897	773	55	—	828
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	13.98%	1,174	—	—	1,174	1,172	—	—	1,172
Foreign	SQM Iberian S.A.	Spain	Contract supplier	Euro	3.25%	31	—	—	31	31	—	—	31
Foreign	SQM Comercial Perú S.A.C.	Peru	Contract supplier	Dollar	6,16%	96	—	—	96	96	—	—	96
Foreign	Soquimich Comercial Brasil	Brazil	Contract supplier	Brazilian real	2.55%	10	—	—	10	10	—	—	10
Foreign	SQM Shanghái Industrial Co.	China	Contract supplier	CNY	2.46%	142	—	—	142	140	—	—	140
Foreign	SQM Japan Lithium	Japan	Contract supplier	JPY	2.18%	7	—	—	7	7	—	—	7
Foreign	SQM Shanghái Chemicals	China	Contract supplier	CNY	2.23%	574	—	—	574	566	—	—	566
Foreign	SQM Ecuador S.A.	Ecuador	Contract supplier	Dollar	10.67%	57	50	66	173	57	50	66	173
Total						**44,996**	**8,215**	**372**	**53,583**	**44,299**	**8,223**	**366**	**52,888**

F-90

Debtor			Creditor	Contract indexation unit	Effective rate	Nominal amounts as of December 31,2024				Amounts at amortized cost as of December 31, 2024			
						1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
Tax ID No.	Company	Country	Supplier			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	Peso	3.42%	17,661	5,100	—	22,761	16,676	4,968	—	21,644
79.626.800-K	SQM Salar SpA	Chile	Contract supplier	UF	2.39%	1,565	308	—	1,873	1,505	306	—	1,811
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	Peso	6.02%	37	—	—	37	36	—	—	36
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	3,730	4,040	—	7,770	3,382	3,905	—	7,287
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	4.23%	1,650	362	—	2,012	1,574	357	—	1,931
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	28	72	11	19	25	55
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	5.52%	562	6	—	568	542	6	—	548
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.75%	766	574	—	1,340	663	549	—	1,212
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	4.46%	1,521	—	—	1,521	1,489	—	—	1,489
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	5.29%	3,253	15,998	—	19,251	3,249	15,998	—	19,247
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.43%	1,222	—	—	1,222	1,105	—	—	1,105
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	14.83%	1,200	—	—	1,200	1,198	—	—	1,198
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	3.07%	970	1,455	647	3,072	823	1,332	633	2,788
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	76	16	—	92	60	16	—	76
Foreign	SQM Comercial Perú	Peru	Contract supplier	Dollar	8.01%	94	—	—	94	94	—	—	94
Foreign	SQM Soquimich Brasil	Brazil	Contract supplier	Brazilian real	2.62%	21	—	—	21	21	—	—	21
Foreign	SQM India Private Limited	India	Contract supplier	INR	2.84%	18	—	—	18	18	—	—	18
Foreign	SQM Japan Co. Ltd.	Japan	Contract supplier	JPY	2.38%	14	—	—	14	14	—	—	14
Foreign	SQM Shanghái Industrial	China	Contract supplier	CNY	2.46%	231	—	—	231	227	—	—	227
Total						34,609	27,885	675	63,169	32,687	27,456	658	60,801

Other lease disclosures

Total lease expenses related to lease payments that did not qualify under the scope of IFRS 16 were ThUS$ 68,180, ThUS$ 69,586 for the periods ended September 30, 2025, 2024. See Note 21.8.

Expenses related to variable payments not included in lease liabilities were ThUS$2,880, ThUS$4,558 for the periods ending September 30, 2025, 2024.

As of September 30, 2025 and December 31, 2024, no income from subleases on right-of-use assets has been recorded.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

F-91

Note 14 Intangible assets and goodwill

14.1 Reconciliation of changes in intangible assets and goodwill

As of September 30, 2025

Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	7,610
Mining rights	Finite	133,656
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	949
Intellectual property	Finite	12,680
Other intangible assets	Finite	3,176
Intangible assets other than goodwill		**162,980**
Goodwill	Indefinite	958
Total Intangible Asset		**163,938**

As of December 31, 2024

Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	8,430
Mining rights	Finite	133,119
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	3,791
Intellectual property	Finite	14,761
Other intangible assets	Finite	2,958
Intangible assets other than goodwill		**167,968**
Goodwill	Indefinite	948
Total Intangible Asset		**168,916**

F-92

a) Movements in identifiable intangible assets as of September 30, 2025, and December 31, 2024:

Movements in identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights Finite	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2025	**8,430**	**133,119**	**4,909**	**3,791**	**14,761**	**2,958**	**948**	**168,916**
Additions	187	2,151	—	—	—	319	—	2,657
Amortization for the year	(1,750)	(1,359)	—	(2,842)	(604)	(173)	—	(6,728)
Impairment losses recognized in income for the period	—	—	—	—	—	—	10	10
Other increases / decreases for foreign currency exchange rates	2	—	—	—	—	45	—	47
Other increases (decreases)	741	(255)	—	—	(1,477)	27	—	(964)
Subtotal	**(820)**	**537**	**—**	**(2,842)**	**(2,081)**	**218**	**10**	**(4,978)**
As of September 30, 2025	**7,610**	**133,656**	**4,909**	**949**	**12,680**	**3,176**	**958**	**163,938**
Historical cost	44,781	164,388	7,420	18,000	16,103	5,705	4,501	260,898
Accumulated amortization	(37,171)	(30,732)	(2,511)	(17.051)	(3,423)	(2,529)	(3,543)	(96,960)
At January 1, 2024	**3,190**	**134,924**	**4,909**	**7,580**	**5,201**	**70**	**958**	**156,832**
Additions	6,700	—	—	—	10,130	378	—	17,208
Amortization for the year	(1,430)	(1,608)	—	(3,789)	(805)	(126)	—	(7,758)
Impairment losses recognized in income for the year (1)	—	—	—	—	—	—	(10)	(10)
Other increases / decreases for foreign currency exchange rates	(41)	(102)	—	—	—	(24)	—	(167)
Other increases (decreases)	11	(95)	—	—	235	2,660	—	2,811
Subtotal	**5,240**	**(1,805)**	**—**	**(3,789)**	**9,560**	**2,888**	**(10)**	**12,084**
As of December 31, 2024	**8,430**	**133,119**	**4,909**	**3,791**	**14,761**	**2,958**	**948**	**168,916**
Historical cost	43,851	162,492	7,420	18,000	17,580	5,314	4,491	259,148
Accumulated amortization	(35,421)	(29,373)	(2,511)	(14,209)	(2,819)	(2,356)	(3,543)	(90,232)

(1) See Note 21.5.

(b) Movements in identifiable goodwill as of September 30, 2025, and December 31, 2024:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2025	Additional recognition	Impairment losses recognized in income for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	138	10	—	10	148
SQM Investment Corporation	86	—	—	—	86
SQM Potasio SpA	724	—	—	—	724
Ending balance	**948**	**10**	**—**	**10**	**958**

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2024	Additional recognition	Impairment losses recognized in income for the year (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	148	—	(10)	(10)	138
SQM Investment Corporation	86	—	—	—	86
SQM Potasio SpA	724	—	—	—	724
Ending balance	**958**	**—**	**(10)**	**(10)**	**948**

F-93

Note 15 Property, plant and equipment

As of September 30, 2025, and December 31, 2024, the detail of property, plant and equipment is as follows:

15.1 Types of property, plant and equipment

Description of types of property, plant and equipment	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Property, plant and equipment, net		
Land	24,698	24,698
Buildings	337,705	340,807
Other property, plant and equipment	162,127	135,091
Transport equipment	8,441	8,125
Supplies and accessories	5,215	4,405
Office equipment	1,432	1,435
Network and communication equipment	1,265	1,518
Mining assets	184,336	162,074
IT equipment	5,003	5,281
Energy generating assets	1,861	2,269
Constructions in progress	2,477,843	1,957,128
Machinery, plant and equipment	1,495,042	1,790,814
Total	**4,704,968**	**4,433,645**
Property, plant and equipment, gross		
Land	24,698	24,698
Buildings	980,016	947,585
Other property, plant and equipment	425,345	378,013
Transport equipment	22,713	21,737
Supplies and accessories	34,969	32,863
Office equipment	14,136	13,820
Network and communication equipment	11,460	11,411
Mining assets	411,717	370,504
IT equipment	34,800	33,819
Energy generating assets	38,929	38,929
Constructions in progress	2,477,843	1,957,128
Machinery, plant and equipment	4,893,768	4,989,892
Total	**9,370,394**	**8,820,399**
Accumulated depreciation and value impairment of property, plant and equipment, total		
Accumulated depreciation and impairment of buildings	(642,311)	(606,778)
Accumulated depreciation and impairment of other property, plant and equipment	(263,218)	(242,922)
Accumulated depreciation and impairment of transport equipment	(14,272)	(13,612)
Accumulated depreciation and impairment of supplies and accessories	(29,754)	(28,458)
Accumulated depreciation and impairment of office equipment	(12,704)	(12,385)
Accumulated depreciation and impairment of network and communication equipment	(10,195)	(9,893)
Accumulated depreciation and impairment of mining assets	(227,381)	(208,430)
Accumulated depreciation and impairment of IT equipment	(29,797)	(28,538)
Accumulated depreciation and impairment of energy generating assets	(37,068)	(36,660)
Accumulated depreciation and impairment of machinery, plant and equipment	(3,398,726)	(3,199,078)
Total	**(4,665,426)**	**(4,386,754)**

F-94

Description of classes of property, plant and equipment	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Property, plant and equipment, net		
Pumps	122,446	133,863
Conveyor Belt	16,280	15,622
Crystallizer	57,144	60,888
Plant Equipment	302,182	332,127
Tanks	59,613	62,657
Filter	73,311	79,456
Electrical equipment/facilities	137,943	149,728
Other Property, Plant & Equipment	266,831	326,923
Site Closure	34,350	34,828
Piping	189,774	207,595
Well	149,631	167,942
Pond	32,887	36,627
Spare Parts (1)	52,650	182,558
Total	**1,495,042**	**1,790,814**

(1) The reconciliation of the spare parts provisions as of September 30, 2025, and December 31, 2024, is as follows:

Reconciliation	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	**62,513**	**58,600**
Increase in provision	2,310	3,913
Reclassification of materials provision to inventories	(12,361)	—
Closing balance	**52,462**	**62,513**

F-95

15.2 Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of September 30, 2025, and December 31, 2024:

Reconciliation of changes in property, plant and equipment by class as of	Land	Buildings	Other property, plant and	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2025	**24,698**	**340,807**	**135,091**	**8,125**	**4,405**	**1,435**	**1,518**	**162,074**	**5,281**	**2,269**	**1,957,128**	**1,790,814**	**4,433,645**
Additions	—	1,362	397	—	183	166	1	-	467	-	636,717	2,782	642,075
Disposals	—	—	—	—	—	-	-	-	-	-	-	(552)	(552)
Depreciation for the year	—	(32,403)	(20,341)	(659)	(1,049)	(209)	(298)	(19,129)	(1,303)	(408)	-	(204,050)	(279,849)
Impairment (2)	—	—	—	—	—	-	-	-	-	-	-	-	-
Increase (decrease) in foreign currency translation difference	—	2,293	—	—	405	4	-	-	7	-	(49)	(250)	2,410
Reclassifications	—	25,626	47,098	975	1,214	35	44	41,391	547	-	(152,825)	35,895	-
Reclassification to inventory	—	—	—	—	—	-	-	-	-	-	-	(129,235)	(129,235)
Other increases (decreases) (1)	—	20	(118)	—	57	1	-	-	4	-	36,872	(362)	36,474
Decreases for classification as held for sale	—	—	—	—	—	-	-	-	-	-	-	-	-
Subtotal	—	**(3,102)**	**27,036**	**316**	**810**	**(3)**	**(253)**	**22,262**	**(278)**	**(408)**	**520,715**	**(295,772)**	**271,323**
As of September 30, 2025	**24,698**	**337,705**	**162,127**	**8,441**	**5,215**	**1,432**	**1,265**	**184,336**	**5,003**	**1,861**	**2,477,843**	**1,495,042**	**4,704,968**
Historical cost	24,698	980,016	425,345	22,713	34,969	14,136	11,460	411,717	34,800	38,929	2,477,843	4,893,768	9,370,394
Accumulated depreciation	—	(642,311)	(263,218)	(14,272)	(29,754)	(12,704)	(10,195)	(227,381)	(29,797)	(37,068)	—	(3,398,726)	(4,665,426)
At January 1, 2024	**23,481**	**285,487**	**62,739**	**9,165**	**4,139**	**1,158**	**1,605**	**154,715**	**2,092**	**2,893**	**1,834,041**	**1,228,422**	**3,609,937**
Additions	—	9,831	21,109	—	99	230	3	6,723	2,432	—	770,525	174,142	985,094

Disposals	—	—	—	(135)	—	—	—		—	—	—	—	(135)
Depreciation for the year	—	(40,570)	(14,781)	(905)	(1,510)	(291)	(582)	(21,308)	(2,261)	(625)	—	(229,168)	(312,001)
Impairment (2)	—	—	—	—	—	—	—	—	—	—	—	(10,759)	(10,759)
Increase (decrease) in foreign currency translation difference	—	(180)	(1)	—	(3)	—	—	—	(1)	—	(305)	(646)	(1,136)
Reclassifications	(116)	58,986	65,361	—	1,314	278	489	21,944	3,231	—	(662,051)	510,564	—
Other increases (decreases) (1)	1,333	27,253	664	—	366	60	3	—	(212)	1	14,918	118,259	162,645
Decreases for classification as held for sale	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	**1,217**	**55,320**	**72,352**	**(1,040)**	**266**	**277**	**(87)**	**7,359**	**3,189**	**(624)**	**123,087**	**562,392**	**823,708**
As of December 31, 2024	**24,698**	**340,807**	**135,091**	**8,125**	**4,405**	**1,435**	**1,518**	**162,074**	**5,281**	**2,269**	**1,957,128**	**1,790,814**	**4,433,645**
Historical cost	24,698	947,585	378,013	21,737	32,863	13,820	11,411	370,504	33,819	38,929	1,957,128	4,989,892	8,820,399
Accumulated depreciation	—	(606,778)	(242,922)	(13,612)	(28,458)	(12,385)	(9,893)	(208,430)	(28,538)	(36,660)	—	(3,199,078)	(4,386,754)

(1) The net balance of "Other Increases (Decreases)" corresponds to all those items that are reclassified to or from "Property, Plant and Equipment" and they can have the following origin: (i) work in progress which is expensed to statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to "Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

15.3 Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

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15.4 Cost of capitalized interest, property, plant and equipment

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Costs of capitalized interest	As of September 30, 2025	As of September 30, 2024
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	5 %	5 %
Amount of interest cost capitalized	55,136	48,255

Note 16 Other current and non-current non-financial assets

As of September 30, 2025, and December 31, 2024, the detail of "Other Current and Non-current Assets" is as follows:

Other non-financial assets, current	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Domestic Value Added Tax	49,499	125,963
Foreign Value Added Tax	12,977	26,315
Prepaid mining licenses	17,548	3,326
Prepaid insurance	5,058	12,589
Other prepayments	2,079	1,391
Reimbursement of Value Added Tax to exporters	19,015	24,601
Other taxes	1,740	4,189
Other assets	2,932	2,331
Total	**110,848**	**200,705**

Other non-financial assets, non-current	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Exploration and evaluation expenses	61,615	65,510
Guarantee deposits	1,039	942
Foreign VAT (1)	279,058	289,921
Other non-current assets	7,791	7,793
Total	**349,503**	**364,166**

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(1) This corresponds to value-added tax to be recovered from the subsidiary SQM Shanghai Chemicals Co. Ltd. that will be offset against value-added tax in subsequent years. In addition, the subsidiary can request a refund of VAT credit balances according with Bulletin No. 7 regarding the improvement of the VAT credit balance refund policy, which comes into effect on September 1, 2025. On October 30, 2025, the Company received an early reimbursement of US$20 million. Further details can be found in policy 3.36.

Movements in assets for the exploration and evaluation of mineral resources as of September 30, 2025, December 31, 2024.

Reconciliation	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	**65,510**	**57,458**
Changes		
Additions	—	10,701
Reclassifications from/to short-term (inventory)	619	(197)
Amortization of ground studies	(446)	(733)
Reclassification from construction in progress	(4,068)	(1,719)
Total changes	**(3,895)**	**8,052**
Ending balance (*)	**61,615**	**65,510**

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

(*) This corresponds to the sum of expenditures for economically feasible exploration and exploration under operation (long-term).

Mineral resource exploration, evaluation and Exploitation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a) Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of September 30, 2025, and December 31, 2024, there were no disbursements for this concept.

(b) Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress. As of September 30, 2025 and December 31, 2024, this amounts to ThUS$16,233 and ThUS$14,787.

(c) Economically feasible: Exploration and assessment expenditures resulting in studies concluding that their economic feasibility is viable are classified under "Other non-current non-financial assets".

Prospecting	Type of Exploration	As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	59,826	59,826
Total		**59,826**	**59,826**

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(1) The value presented for Chile is composed as of September 2025 for ThUS 12,084 corresponding to non-metallic explorations and evaluations and ThUS$ 47,742 associated with metallic explorations. In December 2024, the amounts of non-metallic and metallic explorations were ThUS$ 12,084 and ThUS$ 47,742, respectively.

Prospecting conciliation	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	**59,826**	**50,844**
Additions	—	10,701
Reclassifications from Exploration in execution – Chile	—	(1,719)
Reclassifications to Exploration in Exploitation-Chile	—	—
Total changes	—	**8,982**
Total	**59,826**	**59,826**

(d) In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as "Current Assets" in the "Inventories in process" and the remaining portion is classified as "Other Non-current Non-Financial Assets".

Short-Term Exploitation Conciliation	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	**848**	**651**
Amortization of ground studies	—	—
Reclasifications from/to short term (inventories)	(619)	197
Total changes	**(619)**	**197**
Total	**229**	**848**

Long-Term Exploitation Conciliation	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	**5,684**	**6,614**
Amortization of ground studies	(446)	(733)
Reclassifications from/to short term (inventories)	619	(197)
Reclassifications from /to construction in progress)	(4,068)	—
Total changes	**(3,895)**	**(930)**
Total	**1,789**	**5,684**

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Note 17 Employee benefits

17.1 Provisions for employee benefits

Classes of benefits and expenses by employee	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current		
Profit sharing and bonuses	—	—
Performance bonus and operational targets	50,908	31,546
Total	**50,908**	**31,546**
Non-current		
Profit sharing and bonuses	1,196	26,970
Severance indemnity payments	38,208	38,637
Total	**39,404**	**65,607**

17.2 Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:

a) Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company's performance and other short-term and long-term indicators.

b) Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 17.3.

c) Obligations after employee retirement, described in Note 17.4.

d) Retention bonuses for a group of Company executives, described in Note 17.6.

17.3 Other long-term benefits

The actuarial assessment method has been used to calculate the Company's obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as *not funded*.

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Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The determination of the defined benefit obligation is made under the requirements of IAS 19 "Employee benefits".

17.4 Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the "SQM North America Retirement Income Plan". This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company.

As of September 30, 2025, and December 31, 2024, the value of assets associated with the SQM NA pension plan amounts to ThUS$5,266.

Reconciliation Changes in the benefit obligation	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Benefit obligation at the beginning of the year	286	286
Current cost of service	—	—
Interest cost	12	12
Actuarial loss	54	54
Settlement	—	—
Benefits paid	(81)	(81)
Total	**271**	**271**

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Reconciliation Changes in plan assets	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Fair value of plan assets at the start of the year	5,382	5,382
Real return (loss) in the plan assets	236	236
Benefits paid	(81)	(81)
Settlement	—	—
Fair value of plan assets at the end of the year	**5,537**	**5,537**
Non-current-assets	5,266	5,266
Elements not yet recognized as components of the cost of periodic net pensions:		
Net actuarial income at the beginning of the year	249	249
Settlement	—	—
Gain	(49)	(49)
Adjustment to recognize the minimum pension obligation	**200**	**200**

Cost of service or benefits received during the year	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Financial cost	12	12
Real loss in plan assets	(231)	(231)
Settlement	—	—
Net periodic pension expenses	**(219)**	**(219)**

17.5 Staff severance indemnities

As of September 30, 2025, and December 31, 2024, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Opening balance	(38,637)	(43,578)
Current cost of service	(3,147)	(1,889)
Interest cost	(2,220)	(2,549)
Actuarial gain loss	228	3,149
Exchange rate difference	(966)	5,039
Benefits paid during the year	3,702	1,191
Settlement for transfers of obligations	2,832	—
Total	**(38,208)**	**(38,637)**

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(a) Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of September 30, 2025	As of December 31, 2024	Annual/Years
Mortality rate	RV–2020/CB–2020	RV - 2020/CB - 2020	
Discount interest rate	5.73%	5.75%	
Inflation rate	3.00%	3.00%	
Voluntary retirement rate:			
Men	3.24 %	3.82 %	Annual
Women	3.24 %	3.82 %	Annual
Salary increase	3.45 %	4.01 %	Annual
Retirement age:			
Men	65	65	Years
Women	60	60	Years

(b) Sensitivity analysis of assumptions

As of September 30, 2025, December 31, 2024 and 2023 the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of September 30, 2025	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,382)	2,702
Employee turnover rate	(313)	352

Sensitivity analysis as of December 31, 2024	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,352)	2,647
Employee turnover rate	(309)	345

Sensitivity relates to an increase/decrease of 100 basis points.

17.6 Executive compensation plan

The Company has compensation plans with the purpose of motivating the Company's executives and encouraging them to remain within the Company and are described as follows:

I) Compensation plan based on financial metrics

(a) Plan characteristics

This compensation plan is paid in cash.

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(b) Plan participants and payment dates

A total of 35 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.

This compensation plan was approved by the Board and was first applied on January 1, 2022. The liability related to this compensation plan amounts to ThUS$ 28,036 and ThUS$ 26,621 as of September 30, 2025 and December 31, 2024 respectively. The income statement was charged with ThUS$ 9,165 and ThUS$ 8,571 during the periods ended September 30, 2025 and 2024, respectively.

II) Share based compensation plan

(a) Plan characteristics

This compensation plan was paid in cash in 2023.

(b) Plan participants and payment dates The share-based compensation plan was approved by the Board and included 188,740 shares. The effects on the statement of income correspond to an expense of ThUS$ 2,251 for the year ended 2022.

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Note 18 Provisions and other non-financial liabilities

18.1 Types of provisions

Types of provisions	As of September 30, 2025			As of December 31, 2024		
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	11,926	—	11,926	8,957	106	9,063
Provision for dismantling, restoration and rehabilitation cost (2)	—	60,484	60,484	—	53,011	53,011
Other provisions (3)	271,860	742	272,602	302,240	200	302,440
Total	**283,786**	**61,226**	**345,012**	**311,197**	**53,317**	**364,514**

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile and the United States (see note 20.1).

(2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated, In addition to SQM Australia Pty. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.

(3) See Note 18.2.

18.2 Description of other provisions

Current provisions, other short-term provisions	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Rent under Lease contract (1)	256,979	265,054
Provision for additional tax related to foreign loans	1,976	2,602
End of agreement bonus	3,206	5,279
Other bonuses to workers	4,535	7,701
Other bonuses, general staff	1,720	2,912
Directors' per diem allowance	2,698	5,143
Miscellaneous provisions	746	13,549
Total	**271,860**	**302,240**

(1) Payment Obligations for the lease contract with CORFO: These correspond to the obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo's rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030.

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On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018 and amended in 2020, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar's total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

The fee structure is as follows:

Price US$/MT Li2CO3	Lease payment rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

Price US$/MT LiOH	Lease payment rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000- $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%

Price US$/MT KCl	Lease payment rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%

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18.3 Changes in provisions

Description of items that gave rise to variations as of September 30, 2025	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	**9,063**	**53,011**	**302,440**	**364,514**
Changes				
Additional provisions	5,849	7,473	222,570	235,892
Provision used	(2,995)	—	(251,027)	(254,022)
Increase (decrease) in foreign currency exchange	9	—	(35)	(26)
Others	—	—	(1,346)	(1,346)
Total Increase (decreases)	**2,863**	**7,473**	**(29,838)**	**(19,502)**
Total	**11,926**	**60,484**	**272,602**	**345,012**

Description of items that gave rise to variations as of December 31, 2024	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	**1,301**	**58,459**	**393,012**	**452,772**
Changes				
Additional provisions	17,333	—	504,995	522,328
Provision used	—	—	(570,187)	(570,187)
Increase (decrease) in foreign currency exchange	134	—	(352)	(218)
Others	(9,705)	(5,448)	(25,028)	(40,181)
Total Increase (decreases)	**7,762**	**(5,448)**	**(90,572)**	**(88,258)**
Total	**9,063**	**53,011**	**302,440**	**364,514**

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18.4 Other non-financial liabilities, Current

Description of other liabilities	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Tax withholdings	1,378	2,995
Other non-income taxes payable	146	710
VAT payable	3,036	51,420
Guarantees received	1,021	1,021
Accrual for dividend	123,660	5,909
Monthly tax provisional payments	14,201	17,003
Deferred income (1)	17,487	4,657
Withholdings from employees and salaries payable	8,734	9,175
Accrued vacations	34,827	34,796
Other current liabilities	420	353
Total	**204,910**	**128,039**

(1) Deferred income corresponds mainly to payments received in advance for the sale of goods, which will be recognized in income in the short term.

18.5 Joint Venture Agreement with Codelco

On May 31, 2024, SQM and Codelco signed a Joint Venture Agreement, defining the rights and obligations of the parties involved in forming an association for mining, production, and commercial activities related to the exploration and exploitation of specific CORFO-owned mining properties in the Salar de Atacama (directly or through subsidiaries or representative offices). The formation of the joint venture is subject to the fulfillment or waiver of certain conditions precedent.

As of the publication date of SQM S.A.'s third quarter 2025 financial statements, not all conditions precedent set forth in the Joint Venture Agreement have been fulfilled. This agreement establishes that if the aforementioned conditions precedent are met within the 2025 calendar year, the preferences and economic rights of the series A shares (Codelco) and series B shares (SQM S.A.) of the joint venture will become effective as of January 1, 2025. The economic rights established in the association agreement include the distribution and payment of dividends in accordance with the methodology established therein. See note 1.6, 3.25 and 19.8.

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Note 19 Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

19.1 Capital management

The main object of capital management relative to the administration of the Company's financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders' Meeting, which establish a maximum consolidated indebtedness level of 1 times the debt to equity ratio. This limit can be exceeded only if the Company's management has first obtained express approval at an Extraordinary Shareholders' Meeting.

The Company's management controls capital management based on the following ratios:

Capital Management	As of September 30, 2025	As of December 31, 2024	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	2,248,638	2,303,673	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities– Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.82	2.51	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	9.59 %	(13.31) %	Net income the year divided by Total Equity	Net income the year / Equity
Adjusted EBITDA (ThUS$)	1,071,620	1,483,571	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences.
EBITDA (ThUS$)	1,078,744	1,514,382	EBITDA	Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	11.63 %	13.60 %	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties' investments	(Gross Profit – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.41	0.44	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company's capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The Company manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the Company. Also, the Company is also committed to provide quarterly financial information.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

19.2 Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

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Capital management must take into account that, with respect to Series H, Series O and Series Q Bonds, a Debt Level of less than 1.0 times must be met. As of September 30, 2025 this ratio was 0.41.

The financial restrictions with respect to the bonds issued by the Company for the periods ended September 30, 2025, and December 31, 2024.

As of September 30, 2025	Financial restrictions			
	Financial restrictions	**Financial restrictions**	**Financial restrictions**	**Financial restrictions**
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction				
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 19.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.41	0.41	0.41	0.41
Fulfilled YES/NO	yes	yes	yes	yes

As of December 31, 2024	Financial restrictions			
	Financial restrictions	**Financial restrictions**	**Financial restrictions**	**Financial restrictions**
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction				
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 19.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.44	0.44	0.44	0.44
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided public a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

19.3 Disclosures on share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

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Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a) require the calling of an Ordinary or Extraordinary Shareholders' Meeting when requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b) require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of September 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of Series A shares will have a term of 50 consecutive and continuous years as of September 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

Detail of capital classes in shares:

Type of capital in preferred shares	As of September 30, 2025		As of December 31, 2024	
	Series A	Series B	Series A	Series B
Description of type of capital in shares				
Number of authorized shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of fully subscribed and paid shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of subscribed, partially paid shares	—	—	—	—
Increase (decrease) in the number of current shares	—	—	—	—
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	—	—	—	—
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	—	—	—	—
Capital amount in shares ThUS$	134,730	1,442,893	134,730	1,442,893
Total number of subscribed shares	**142,818,904**	**142,818,904**	**142,818,904**	**142,818,904**

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19.4 Disclosures on reserves in Equity and non-controlling interests

As of September 30, 2025, December 31, 2024 this caption comprises the following:

Disclosure of reserves within shareholders' equity	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	1,133	(38,024)
Reserve for cash flow hedges (2)	4,254	7,314
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	5,248	(5,702)
Reserve for actuarial gains or losses in defined benefit plans (4)	(11,000)	(11,179)
Other reserves	10,655	10,175
Total	**10,290**	**(37,416)**

(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

(3) Reserve related to the fair value variation of equity financial instruments.

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Movements in other reserves and changes in interest were as follows:

Movements	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves		
	Before taxes	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2024	**(4,921)**	**(1,275)**	**345**	**(17,991)**	**4,537**	**175,428**	**(53,134)**	**11,881**	**163,122**	**(48,252)**	**114,870**
Movement of reserves	(33,103)	2,520	—	3,137	—	(183,289)	—	(1,706)	(212,441)	—	(212,441)
Impact to Income statement	—	8,773	—	—	—	—	—	—	8,773	—	8,773
Income taxes	—	—	(3,049)	—	(862)	—	55,293	—	—	51,382	51,382
Closing balance as of December 31, 2024	**(38,024)**	**10,018**	**(2,704)**	**(14,854)**	**3,675**	**(7,861)**	**2,159**	**10,175**	**(40,546)**	**3,130**	**(37,416)**
Movement of reserves	39,157	5,643	—	209	—	15,000	—	480	60,489	—	60,489
Impact to Income statement	—	(9,835)	—	—	—	—	—	—	(9,835)	—	(9,835)
Income taxes	—	—	1,132	—	(30)	—	(4,050)	—	—	(2,948)	2,948
Closing balance as of September 30, 2025	**1,133**	**5,826**	**(1,572)**	**(14,645)**	**3,645**	**7,139**	**(1,891)**	**10,655**	**10,108**	**182**	**10,290**

(1) See details on reserves for foreign currency translation differences on conversion in Note 23, letter a).

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Other reserves

This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM's equity through the application of the equity method.

Subsidiary – Associate	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	354	354
Soquimich European holding B.V.	828	828
Soquimich Comercial S.A.	(393)	(393)
SQM Australia Pty Ltd	442	87
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SpA	2,121	2,121
Pavoni & C. SpA	7	7
SQM Vitas Fzco.	85	85
SAS Adionics	124	—
Others	(700)	(701)
Total Other reserves	**10,655**	**10,175**

Non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Net income attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended	
		As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio SpA	0.0000001%	—	—	—	—	—	—
Ajay SQM Chile S.A.	49.00000%	1,662	2,334	12,272	12,128	3,463	1,821
Soquimich Comercial S.A.	39.36168%	1,738	1,960	26,597	26,460	1,834	1,961
Comercial Agrorama Ltda.	30.00000%	—	—	—	—	—	—
SQM Indonesia S.A.	20.00000%	—	—	—	—	—	—
Pirra Lithium Pty Ltd.	20.00000%	—	—	1,422	—	—	—
Harding Battery Minerals	25.00000%	—	—	—	—	—	—
Total		**3,400**	**4,294**	**40,291**	**38,588**	**5,297**	**3,782**

* For disclosures related to the Agreement with Codelco see notes 1.6, 3.25, 18.5 and 19.8

19.5 Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company's bylaws if there are preferred shares, with at least 30% of our consolidated net income for each year.

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Dividend policy for commercial year 2025

The company's dividend policy for the 2025 business year was agreed upon by the Board of Directors on April 24, 2025. On that occasion, the following was decided:

(a) Distribute and pay a dividend to the respective shareholders as a percentage of the profits representing 30% of profits for 2025.

(b) Notwithstanding the aforementioned, the percentage indicated in (a) above may be increased if the Company's Board of Directors deems that such increase does not materially and adversely affect the Company's ability to make its investments and to comply with the estimates on future cash use.

(c) Distribute and pay dividends in 2025 and the first quarter of 2026, dividends, which will be charged against the aforementioned final dividend.

(d) In the ordinary meeting to be held in 2026, the Company's Board of Directors will propose a final dividend discounting the amount of dividends previously distributed, considering that it does not materially and negatively affect the Company's ability to make its investments, meet its obligations and, in general, comply with the investment and financing policy approved by the ordinary shareholders' meeting.

(e) Any remaining amount from the net income from 2025 can be retained and used to finance the Company's own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders' meeting or the possible future capitalization of all or part of it.

(f) The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Company's Board of Directors and its fulfillment depends on the actual net income obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.

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19.6 Final dividends

As of September 30, 2025, no final, interim or contingent dividends have been paid.

19.7 Potential and provisional dividends

Dividends discounted from equity were as follows:

Dividends	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Interim dividend	—	—
Final dividend	—	—
Dividend according to policy	121,311	—
Owners of the Parent	**121,311**	**—**
Dividend eventual	—	—
Dividends according to policy	1,739	5,909
Non-controlling interests	1,739	5,909
Dividends discounted from equity for the period	**123,050**	**5,909**

19.8 Dividend distribution to Codelco

The dividend payable to Codelco is calculated based on its share of annual Adjusted Net Income. As outlined in the Joint Venture Agreement, Codelco's proportion corresponds to 33,500 tons of lithium carbonate equivalent over the total tons of lithium carbonate equivalent sold in the year. The joint venture also outlines how to calculate the adjusted net income. Per IFRS, no provision for this amount has been recorded in SQM S.A.'s financial statements; however, when the Joint Venture Agreement becomes effective, this amount will be deducted from consolidated net income attributable to owners of the parent of SQM S.A. and will be reclassified to income for distributed to non-controlling interests. See note 1.6, 3.25, and 18.5.

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Note 20 Contingencies and restrictions

In accordance with note 18.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

20.1 Lawsuits and other relevant events

(a) On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. On November 26, 2024, the arbitral tribunal upheld the claim of Empresa Eléctrica Cochrane SpA for the period between 2021 and 2023, with the amount to be determined in the mandatory compliance phase of the ruling. The arbitral tribunal also determined that Empresa Eléctrica Cochrane SpA failed to meet its information delivery obligations under the electricity supply contracts, although it dismissed the Company's early termination claim. In July 2025, Empresa Eléctrica Cochrane SpA requested incidental compliance with the ruling, a process that is currently under discussion.

(b) In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant.

(c) In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case is awaiting a decision verdict from the court. The amount of the lawsuit is approximately ThUS$ 542.

(d) In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330.

(e) In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. On March 27, 2025, the Abu Dhabi Commercial Court of First Instance rejected the claim by Sami Al Taweel's heirs, which was appealed on April 26. On May 13, the Court of Appeals rejected the appeal. On July 31, 2025, the Abu Dhabi Court of Cassation rejected the appeals filed by the plaintiff.

(f) In September 2024, the subsidiary Sichuan Dixin New Energy Co., Ltd. was notified of a civil lawsuit, as joint and several co-debtor, filed by Hebei Leheng Energy Saving Equipment Co., Ltd. in its capacity as joint and several co-debtor for disputes arising from a construction contract between the plaintiff and the defendant Xinyu Xinyihe New Material Technology Co., Ltd. The amount of the claim is approximately US$2 million. The case is being heard in the People's Court of Dongpo District, Meishan, Sichuan Province, which declared that the claim was inadmissible with respect to Dixin.. In August 2025, both the plaintiff and the primary defendant filed appeals against the first instance ruling with the Sichuan Meishan Intermediate People's Court, which was rejected by the Court, waiving Dixin of any liability. There is a 6-month period currently underway in which the plaintiff may file an appeal for annulment against this ruling.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise

F-116

F-117 or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries. Soquimich Comercial S.A., a subsidiary, has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1.05 million. The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect. 20.2 Administrative - Environmental contingencies (a) In November 2016, the SMA filed charges against SQM Salar for the extraction of brine beyond the authorized amount, progressive damage to the vitality of algarrobo trees, incomplete information delivery, and modification of monitoring plan variables, among others. SQM Salar submitted a compliance program, which was approved by the SMA on August 29, 2022. A claim was filed regarding this program with the Environmental Court of Antofagasta by the Council of Atacameño Peoples. On June 11, 2024, the Environmental Court of Antofagasta agreed to reject the claim in its entirety. SQM Salar is currently implementing the compliance program, which is expected to be completed during the first quarter of 2026. The SMA will determine whether the program has been satisfactorily implemented and decide if the administrative sanctioning procedure should be concluded. (b) Through the resolution of April 14, 2020, the General Water Directorate imposed a fine of 4,180 monthly tax units (UTM) on SQM Salar for alleged violations of article 294 of the Water Code. This resolution was appealed, and the outcome is still pending. (c) In May 2024, the General Water Directorate of the Antofagasta Region initiated a sanctioning procedure against SQM Salar for alleged violations of article 294 of the Water Code at the solar evaporation ponds of the Atacama Salt Flat operation. SQM presented defenses rejecting the alleged non-compliance, and the resolution from the General Water Directorate is still pending. (d) On May 30, 2024, Albemarle Limited submitted an exceptional review request to the Environmental Assessment Service of the Antofagasta Region regarding the environmental qualification resolutions regulating its operation and that of SQM Salar, in accordance with article 25 quinquies of Environmental Framework Law No. 19.300. On October 17, 2025 the Environmental Assessment Service of the Antofagasta Region resolved to reject the request and declare inadmissible the request for review of RCA No. 226/2006 owned by SQM Salar, and to accept the request and declare admissible the request for review of RCA No. 21/2016 owned by Albemarle Limitada. The notification and publication of the resolution ruling on the admissibility of these is still pending. (e) In July 2024, a criminal complaint was filed for alleged environmental non-compliance in the Atacama Salt Flat, which may be investigated under article 308 of the Criminal Code. The complaint is being handled by the Calama Public Prosecutor’s Office, based on the information presented in the exceptional review request for environmental qualification resolutions filed by Albemarle. The case is still under investigation. (f) Through the resolution of October 15, 2024, the General Water Directorate imposed a fine of 1,285 monthly tax units (UTM) on SQM Salar for alleged violations of articles 5 and 6 of DGA Resolution No. 1.238 regarding the F-118 monitoring and reporting system for effective extractions at the groundwater extraction facilities. This resolution was appealed, and the outcome is still pending. 20.3 Tax Contingencies Claims for the application of the specific tax on mining activities associated with lithium exploitation. The Chilean Internal Revenue Service (SII) has sought to extend the specific tax on mining activities to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, the SII had collected a total of US$986.3 million from SQM, which SQM has paid, in the specific tax on mining activities applied to lithium for tax years 2012 to 2023 (financial years 2011 to 2022). SQM Salar has filed seven tax claims against the SII. Both amounts, which have already been paid by SQM Salar, totaled US$986.3 million as of December 31, 2024, including US$59.5 million in over-assessed amounts, US$818.0 million in disputed taxes (net of the corporate income tax impact), and US$108.8 million in interest and penalties. On April 5, 2024, the Santiago Court of Appeals issued a ruling on one of the tax claims, case No. 312-2022, overturning the ruling previously issued by the First Santiago Metropolitan Region Tax and Customs Court, which had upheld SQM Salar’s action for annulment on public law grounds regarding tax assessments for tax years 2017 and 2018. Although this ruling by the Santiago Court of Appeals does not affect the other claims filed by SQM Salar against the SII and judicial appeals by SQM Salar remain pending, it prompted a review of the accounting treatment of the tax claims by the Company’s Board of Directors. As a result, the Company recognized a tax expense of US$1,106.2 million for 2024 (US$926.7 million for financial years 2011 to 2022, US$162.7 million for the financial year 2023, and US$16.7 million for financial year 2024). and US$18.2 million for the 2025 period, which corresponds to the impact that the interpretation of the Santiago Court of Appeals ruling could have on the claims. As of September 30, 2025 and December 31, 2024, the Company has non-current tax receivables of US$59.5 million for both periods. The claims are as follows. (a) On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, after its effect on corporate income taxes and (ii) US$ 6.3 million is associated interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim, An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court. (b) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, after its effect on corporate income taxes. On November 4, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court. (c) On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against liquidation No. 207 issued by the Chilean IRS, relating to the 2016 tax year. The amount involved is US$ 5.5 million of which (i) US$ 1.2 million relates to amounts paid in excess, (ii) US$ 3.8 million relates to the tax claimed (net of the effect on corporate tax), and (iii) US$ 0.5 million relates to interest and penalties. On October 30, 2024, a ruling was issued rejecting the tax claim. An appeal was granted on December 13, 2024. On July 1, 2025, the Santiago Court of Appeals rejected the appeal, upholding the first-instance ruling. Subsequently, on July 18, 2025, an appeal was filed against the second ruling, which was granted by resolution dated July 25 of the same year. We are awaiting the processing of the appeal before the Supreme Court. F-119 (d) On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. On April 5, 2024, the Santiago Court of Appeals reversed the first instance ruling insofar as it accepted the annulment suit aimed at challenging the liquidations, accepting the claim only in terms of the miscalculated items recognized by the Chilean IRS. A cassation appeal filed by SQM Salar on April 23, 2024 for the review of this last ruling is pending before the Supreme Court. (e) On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate income taxes. On June 26, 2025, the evidentiary stage began, following the resolution of the motion for reversal filed by SQM Salar. On July 18 and 31, 2025, documentary and testimonial evidence was submitted. After finalizing the evidentiary stage of the case, the progressive course of the case is pending, awaiting final judgment to be issued by the Court. (f) On January 19, 2024, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on corporate income taxes. The case is currently at the discussion stage, pending the ruling that admits the case for evidence. (g) On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$ 53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$ 36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage, pending the ruling that admits the case for evidence. (h) On December 19, 2023, through Assessment No. 67, the SII resolved discrepancies for the 2023 tax year (2022 business year), regarding the specific tax on mining activities, totaling ThU$785, of which ThU$10.9 pertains to amounts settled in excess, and ThU$774.1 relates to the claimed tax plus interest, net of first category tax. On August 14, 2024, a request for tax annulment and, in subsidy, a claim was filed to declare the invalidity of the aforementioned tax assessment. The trial is currently at the discussion stage, pending the ruling that admits the case for evidence. The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2024 tax year (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settlements in the future covering this year. The Company's estimate for the amount that could be settled by the SII, corresponding to the business year 2023 and as of September 2025 amounts to U$197.6 million (net of first category tax), excluding interest and penalties. Others claims. (a) Exploraciones Mineras S.A. has filed a tax claim with the First Tax and Customs Court of the Metropolitan Region against Resolution Ex. No. 1130 issued by the Tax Department No. 2 of the Chilean IRS for East Santiago on April 30, 2019, which disallowed the tax loss of US$3.8 million declared in the 2016 tax year. On January 31, 2025, the First Tax and Customs Court partially accepted the claim, and the ruling is expected to be appealed by Exploraciones Mineras S.A. appealed the ruling on February 24, 2025. (b) On November 17, 2017, SQM Salar filed before the Fourth Tax and Customs Court of the Metropolitan Region, a tax claim against Assessment No. 95 dated July 26, 2017, due to the rejection of expenses for donations in the F-120 amount of ThUS$209.1. On October 29, 2025, the court issued a ruling to admit the case for evidence, thereby initiating the evidentiary stage. We are preparing the evidence, analyzing the filing of a motion for reversal of the ruling that admitted the case for evidence. (c) On August 30, 2023, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region against Resolution Ex. DGC 17200 No. 152 dated August 30, 2022, which disallowed the donation expense under Article 21 of the Income Tax Law. The case amounts to ThUS$319.4. On August 28, 2025, the evidentiary stage began, following the resolution of the motion for reversal filed by SQM Salar against the ruling that admitted the case for evidence on August 08, 2025. Then, on September 22, 2025, documentary evidence was presented and testimonial evidence was given. After finalizing the evidentiary stage, we are currently awaiting the progressive course of the case, pending final judgment to be issued by the Court. (d) Química y Minera de Chile S.A. has also filed a tax claim before the Santiago Metropolitan Region First Tax and Customs Court against Tax Settlement No. 16, dated August 30, 2022, which rejected a donation expense deduction under article 21 of the Income Tax Law. These donations were made to the same recipient institutions as those in the previous tax settlement. The disputed amount is ThU$511, On April 28, 2025, the Company's claim was accepted and settlement No. 16 was annulled. Subsequently, on May 19, 2025, the Chilean Internal Revenue Service filed an appeal against the final judgment of first instance, which was accepted by the Santiago Court of Appeals, revoking the judgment of first instance, rejecting the tax claim filed by SQM S.A., through a final judgment dated September 16, 2025. On October 06, 2025, the company filed a motion for cassation on the merits against the final second- instance judgment, which was granted by a ruling dated October 24, 2025, and entered the Supreme Court on October 28, 2025. We are awaiting the processing of the motion. (e) SQM Nitratos S.A. has filed a tax claim before the First Tax and Customs Court of the Metropolitan Region against settlement No. 15 dated August 30, 2022, which disallowed the donation expense for the application of Article 21 of the Income Tax Law. The disputed donations were made to the same donor institutions referenced in the prior settlement. The case involves an amount of ThUS$511. On April 04, 2025, the Court summoned the parties to hear the ruling. Subsequently, on May 19, 2025, the Chilean Internal Revenue Service filed an appeal against the final judgment of first instance, which was accepted by the Santiago Court of Appeals, revoking the judgment of first instance, rejecting the tax claim filed by SQM Nitratos S.A., through a final judgment dated September 16, 2025. On October 06, 2025, the company filed a motion for cassation on the merits against the final second-instance judgment, which was granted by a ruling dated October 10, 2025, and entered the Supreme Court on October 14, 2025. We are awaiting the processing of the motion. 20.4 Association with Codelco On July 26, 2024, Inversiones TLC SpA, a subsidiary of Tianqi, filed an appeal of illegality before the Court of Appeals of Santiago against the ordinary ruling No. 74.987 issued on June 18, 2024 by the CMF, which determined that the association between SQM and Codelco, reported as an material event on May 31, 2024, does not require approval by the Company's extraordinary shareholders' meeting. On November 11, 2025, the Court of Appeals rejected the claim of illegality filed by Inversiones TLC. This ruling may be subject to legal appeals. In addition, other legal proceedings have been directed against entities other than the Company or SQM Salar, which, if successful, could delay or render ineffective the association of SQM and Codelco. For more details see note 27.2. 20.5 Other matters The Company is required to be in compliance with all applicable laws and regulations in Chile and internationally with respect to anti-corruption, anti-money laundering and other regulatory matters including the US FCPA Act. In November 2023, the Company received a subpoena from the SEC requesting information and documents related to SQM’s mining operations, its compliance program, transactions with third parties and allegations of violations of the FCPA, if any, and other anti-corruption laws. The Company immediately hired experienced lawyers in the United States and Chile, as well as accountants and forensic experts, to respond to the SEC’s requests. Along with its advisors, the Company also started an internal investigation into the SEC's areas of interest, conducted under the guidance of outside legal counsel and overseen by the Directors' Committee. To respond to the SEC's subpoena and complete the investigation, the Company has gathered and reviewed a large volume of documents and interviewed its employees, officers, directors, and third parties. It has cooperated with the SEC throughout this process by providing documents and information in response to the subpoena and making its employees available for testimony. Based on the internal investigation so far, the Company has not found any payments that it believes violate the anti-bribery provisions of the FCPA or other relevant anti-bribery statutes. During the third quarter of 2025, the SEC has resumed the investigation after the end of the pause ordered by the US government. The company has also assessed and improved its compliance program, an activity it performs periodically.

20.6 Indirect guarantees

As of September 30, 2025, there are no indirect guarantees.

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Note 21 Gains (losses) from operating activities in the statement of income of expenses, included according to their nature.

21.1 Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a) Geographic areas:

For the period ended September 30, 2025							
Geographic areas	**Specialty plant nutrition**	**Iodine and derivatives**	**Lithium and derivatives**	**Potassium**	**Industrial chemicals**	**Other**	**Total ThUS$**
Chile	81,725	2,253	116	15,335	858	14,519	114,806
Latin America and the Caribbean	85,181	13,439	2,032	26,907	4,349	5,814	137,722
Europe	145,104	282,822	43,734	17,343	12,575	391	501,969
North America	294,046	101,592	44,892	36,671	33,432	1,322	511,955
Asia and Others	126,349	370,735	1,460,992	20,467	5,847	1,512	1,985,902
Total	**732,405**	**770,841**	**1,551,766**	**116,723**	**57,061**	**23,558**	**3,252,354**

For the period ended September 30, 2024							
Geographic areas	**Specialty plant nutrition**	**Iodine and derivatives**	**Lithium and derivatives**	**Potassium**	**Industrial chemicals**	**Other**	**Total ThUS$**
Chile	70,117	1,610	518	25,805	767	14,839	113,656
Latin America and the Caribbean	88,214	12,747	4,071	69,041	5,988	3,216	183,277
Europa	129,273	287,376	81,260	33,257	15,022	407	546,595
North America	280,102	125,268	53,226	48,267	33,842	703	541,408
Asia and Others	149,611	315,756	1,570,225	28,538	5,340	598	2,070,068
Total	**717,317**	**742,757**	**1,709,300**	**204,908**	**60,959**	**19,763**	**3,455,004**

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(b) Main product and service lines:

Products and Services	**For the period from January to September of the year**		**For the period from July to September of the year**	
	2025	**2024**	**2025**	**2024**
	ThUS$	**ThUS$**	**ThUS$**	**ThUS$**
Specialty plant nutrition	**732,405**	**717,317**	**259,842**	**249,067**
- Sodium Nitrates	9,357	15,453	2,703	2,253
- Potassium nitrate and sodium potassium nitrate	397,281	412,005	130,766	134,795
- Specialty Blends	199,179	181,710	83,801	75,023
- Other specialty fertilizers	126,588	108,149	42,572	36,996
Iodine and derivatives	**770,841**	**742,757**	**244,553**	**233,480**
Lithium and derivatives	**1,551,766**	**1,709,300**	**603,672**	**497,213**
Potassium	**116,723**	**204,908**	**33,806**	**68,208**
Industrial chemicals	**57,061**	**60,959**	**19,056**	**18,600**
Other	**23,558**	**19,763**	**12,118**	**10,301**
Total	**3,252,354**	**3,455,004**	**1,173,047**	**1,076,869**

21.2 Cost of sales

Cost of sales broken down by nature of expense:

Nature of expense	For the period from January to September of the year 2025 ThUS$	2024 ThUS$	For the period from July to September of the year 2025 ThUS$	2024 ThUS$
Raw materials and consumables used	(879,436)	(846,164)	(351,413)	(279,675)
Classes of employee benefit expenses	(305,568)	(254,907)	(88,414)	(95,068)
Depreciation expense	(279,849)	(231,985)	(97,459)	(85,103)
Depreciation of Right-of-use Assets (IFRS 16)	(16,455)	(13,257)	(5,978)	(6,519)
Amortization expense	(7,087)	(5,281)	(2,977)	(2,014)
Investment plan expenses	(34,051)	(28,242)	(10,617)	(4,024)
Provision for materials, spare parts and supplies	(2,527)	(4,335)	416	(1,457)
Contractors	(243,478)	(266,114)	(103,834)	(95,624)
Operating leases	(65,383)	(68,327)	(21,966)	(23,119)
Mining patents	(32,080)	(12,768)	(11,945)	(4,931)
Freight / product transportation costs	(234,680)	(243,983)	(22,963)	(65,413)
Insurance	(15,851)	(36,573)	(5,926)	(11,692)
Corfo rights and other agreements	(205,438)	(314,033)	(70,052)	(67,233)
Expenses related to variable lease payments (contracts under IFRS 16)	(2,880)	(4,558)	(1,001)	(1,911)
Variation in gross inventory	(26,487)	(78,784)	(46,815)	(29,652)
Variation in inventory provision	7,290	(10,582)	15,572	5,395
Other	(4,323)	(1,807)	(1,867)	(28,000)
Total	**(2,348,283)**	**(2,421,700)**	**(827,239)**	**(796,040)**

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21.3 Other income

Other income	For the period from January to September of the year 2025	2024	For the period from July to September of the year 2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	1,510	1,441	463	605
Fines charged to suppliers	111	29	58	35
Amounts recovered from insurance	44	167	14	41
Overestimate of provisions for third-party obligations	773	251	205	32
Sales of materials, spare parts and supplies	464	12	163	(264)
Easements, pipelines and roads	-	8,500	-	8,500
Options on mining properties	281	2,112	-	2,000
Reimbursement of mining patents and notary expenses	-	414	-	-
Government Grants	1,144	12,745	29	12,745
Refunds Royalty	183	-	-	-
Others	1,243	1,177	449	590
Total	**5,753**	**26,848**	**1,381**	**24,284**

21.4 Administrative expenses

Administrative expenses	For the period from January to September of the year 2025	2024	For the period from July to September of the year 2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(74,741)	(65,574)	(26,650)	(24,824)
Marketing costs	(4,929)	(5,048)	(1,167)	(1,128)
Amortization expenses	(87)	(375)	132	(135)
Entertainment expenses	(4,120)	(4,034)	(1,129)	(835)
Advisory services	(17,366)	(17,718)	(6,804)	(7,421)
Lease of buildings and facilities	(2,797)	(1,259)	(1,012)	840
Insurance	(3,455)	(3,012)	(1,119)	(1,379)
Office expenses	(7,826)	(9,730)	(2,793)	(4,116)
Contractors	(6,924)	(7,889)	(2,786)	(3,293)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(4,292)	(3,434)	(1,408)	(1,219)
Other expenses	(13,684)	(14,086)	(4,531)	(4,987)
Total	**(140,221)**	**(132,159)**	**(49,267)**	**(48,497)**

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21.5 Other expenses

Other expenses	For the period from January to September of the year		For the period from July to September of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Impairment losses / reversals of impairment losses recognized in income for the period				
Properties, plant and equipment	(347)	(11,008)	(347)	(134)
Goodwill	-	-	-	-
Materials, spare parts, and supplies	-	3,625	-	(6)
Subtotal	**(347)**	**(7,383)**	**(347)**	**(140)**
Other expenses, by nature				
Legal expenses	(7,558)	(14,380)	3,073	(4,705)
VAT and other unrecoverable taxes	(1,570)	(1,790)	(594)	(536)
Fines paid	(408)	(214)	(126)	(129)
Investment plan expenses	(14,145)	(6,893)	(1,067)	(2,922)
Subsidiaries reorganization expenses	(1,135)	(4,236)	(301)	(1,291)
Exploration expenses	(4,177)	(9)	(4,177)	(9)
Contributions and donations	(21,000)	(22,842)	(4,847)	(8,833)
Other personnel reorganization expenses	(9,120)	-	-	-
Other operating expenses	(2,335)	14,528	(406)	(10,597)
Subtotal	**(61,448)**	**(64,892)**	**(8,445)**	**(29,022)**
Total	**(61,795)**	**(72,275)**	**(8,792)**	**(29,162)**

21.6 Other (losses)

Other losses	For the period from January to September of the year		For the period from July to September of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(2,197)	206	3	63
Impairment of investments in associates	136	-	365	-
Share of profits and losses of associates and joint ventures accounted for using the equity method	(5,782)	-	(146)	-
Others	40	(2,385)	(336)	(97)
Totals	**(7,803)**	**(2,179)**	**(114)**	**(34)**

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21.7 Impairment losses and reversals for financial assets

(Impairment) reversal of value of financial assets	For the period from January to September of the year		For the period from July to September of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
(Impairment) reversal of value of financial assets (See Note 13.2)	435	1,889	294	408
Total	**435**	**1,889**	**294**	**408**

21.8 Summary of expenses by nature

The following summary considers notes 21.2, 21.4 and 21.5.

Expenses by nature	For the period from January to September of the year		For the period from July to September of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(879,436)	(846,164)	(351,413)	(279,675)
Types of employee benefit expense	(380,309)	(320,481)	(115,064)	(119,892)
Depreciation expense	(279,849)	(231,985)	(97,459)	(85,103)
Depreciation of right-of-use assets	(20,747)	(16,691)	(7,386)	(7,738)
Impairment of properties, plant and equipment, intangible and Goodwill	(347)	(7,383)	(347)	(140)
Amortization expense	(7,174)	(5,656)	(2,845)	(2,149)
Legal and judicial expenses	(7,558)	(14,380)	3,073	(4,705)
Investment plan expenses	(48,196)	(35,135)	(11,684)	(6,946)
Provision for materials, spare parts and supplies	(2,527)	(4,335)	416	(1,457)
Contractors	(250,402)	(274,003)	(106,620)	(98,917)
Operational leases	(68,180)	(69,586)	(22,978)	(22,279)
Mining patents	(32,080)	(12,768)	(11,945)	(4,931)
Freight and product transportation costs	(234,680)	(243,983)	(22,963)	(65,413)
Corfo rights and other agreements	(205,438)	(314,033)	(70,052)	(67,233)
Other personal reorganization expenses	(9,120)	-	-	-
Expenses related to variable lease payments (contracts under IFRS 16)	(2,880)	(4,558)	(1,001)	(1,911)
Insurance	(19,306)	(39,585)	(7,045)	(13,071)
Consultant and advisor services	(17,366)	(17,718)	(6,804)	(7,421)
Variation in gross inventory	(26,487)	(78,784)	(46,815)	(29,652)
Variation in inventory provision	7,290	(10,582)	15,572	5,395
Other expenses	(65,507)	(78,324)	(21,938)	(60,461)
Total expenses by nature	**(2,550,299)**	**(2,626,134)**	**(885,298)**	**(873,699)**

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21.9 Finance expenses

Finance expenses	For the period from January to September of the year		For the period from July to September of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(5,363)	(4,124)	(1,776)	(1,683)
Interest expense from bonds	(136,701)	(112,840)	(45,638)	(39,468)
Interest expense from loans	(46,362)	(70,087)	(14,960)	(23,519)
Reversal of capitalized interest expenses	55,136	48,255	20,174	18,512
Financial expenses for restoration and rehabilitation provisions	(5,365)	(4,901)	(2,989)	(4,244)
Interest on lease agreement	(2,269)	(1,868)	(718)	(776)
Loss on debt redemption and extinguishment	(1)	(982)	-	(982)
Other finance costs	(5,726)	(8,842)	(1,497)	(1,947)
Total	**(146,651)**	**(155,389)**	**(47,404)**	**(54,107)**

21.10 Finance income

Finance income	For the period from January to September of the year		For the period from July to September of the year	
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Interest from term deposits	37,692	47,817	13,153	16,355
Interest from marketable securities	4,987	9,577	1,735	1,799
Interest from maintenance of minimum bank balance in current account	1,108	2,394	302	628
Other finance interests	18,564	12,209	6,725	5,025
Other finance income	335	547	114	189
Total	**62,686**	**72,544**	**22,029**	**23,996**

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Note 22 Reportable segments

22.1 Reportable segments

(a) General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 22.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b) Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c) Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments are as follows:

(i) Specialty plant nutrients

(ii) Iodine and its derivatives

(iii) Lithium and its derivatives

(iv) Industrial chemicals

(v) Potassium

(vi) Other products and services

(d) <u>Description of income sources for all the other segments</u>

Information regarding assets, liabilities, income and expenses that cannot be assigned to the segments indicated in Note 22.2 and 22.3 due to the nature of production processes, is included under the "Unallocated amounts" category of the disclosed information.

(e) Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes

The information reported in the segments is extracted from the Company's consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to co-production processes, for example common leaching expenses for production of Iodine and

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Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(f) <u>Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets</u>

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(g) <u>Description of the nature of the differences between measurements of liabilities of reportable segments and the Company's liabilities</u>

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

F-129

22.2 Reportable segment disclosures:

Operating segment items for the year ended September 30, 2025	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of September 30, 2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	732,405	770,841	1,551,766	57,061	116,723	23,558	3,252,354	3,252,354	—	3,252,354
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	**732,405**	**770,841**	**1,551,766**	**57,061**	**116,723**	**23,558**	**3,252,354**	**3,252,354**	**—**	**3,252,354**
Costs of sales	(620,866)	(355,707)	(1,208,726)	(32,945)	(105,648)	(24,391)	(2,348,283)	(2,348,283)	—	(2,348,283)
Administrative expenses	—	—	—	—	—	—	—	—	(140,221)	(140,221)
Finance expense	—	—	—	—	—	—	—	—	(146,651)	(146,651)
Depreciation and amortization expense	(51,999)	(52,187)	(188,820)	(4,921)	(9,843)	—	(307,770)	(307,770)	—	(307,770)
The entity's interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	5,949	5,949
Income before taxes	111,539	415,134	343,040	24,116	11,075	(833)	904,071	904,071	(279,748)	624,323
Income tax expense	—	—	—	—	—	—	—	—	(216,555)	(216,555)
Net income (loss)	**111,539**	**415,134**	**343,040**	**24,116**	**11,075**	**(833)**	**904,071**	**904,071**	**(496,303)**	**407,768**
Assets	—	—	—	—	—	—	—	—	**11,726,212**	**11,726,212**
Equity-accounted investees	—	—	—	—	—	—	—	—	634,970	634,970

Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	545,133	545,133
Liabilities	—	—	—	—	—	—	—	—	**6,194,339**	**6,194,339**
Impairment loss of financial assets recognized in income							—	—	435	435
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(347)	(347)
Cash flows										
Cash flows from operating activities	—	—	—	—	—	—	—	—	756,058	756,058
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(481,690)	(481,690)
Cash flows from financing activities	—	—	—	—	—	—	—	—	(139,512)	(139,512)

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Operating segment items for the year ended September 30, 2024	**Specialty plant nutrients**	**Iodine and its derivatives**	**Lithium and its derivatives**	**Industrial chemicals**	**Potassium**	**Other products and services**	**Reportable segments**	**Operating segments**	**Unallocated amounts**	**Total as of September 30, 2024**
	ThUS$	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**
Revenue	717,317	742,757	1,709,300	60,959	204,908	19,763	3,455,004	3,455,004	—	3,455,004
Revenues from transactions with other operating segments of the same entity	—	—	—	—	—	—	—	—	—	—
Revenues from external customers and transactions with other operating segments of the same entity	**717,317**	**742,757**	**1,709,300**	**60,959**	**204,908**	**19,763**	**3,455,004**	**3,455,004**	**—**	**3,455,004**
Costs of sales	(581,875)	(332,120)	(1,271,613)	(37,167)	(176,733)	(22,192)	(2,421,700)	(2,421,700)	—	(2,421,700)
Administrative expenses	—	—	—	—	—	—	—	—	(132,159)	(132,159)
Finance expense	—	—	—	—	—	—	—	—	(155,389)	(155,389)
Depreciation and amortization expense	(48,808)	(41,848)	(144,642)	(3,861)	(15,135)	(38)	(254,332)	(254,332)	—	(254,332)
The entity's interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	—	—	9,354	9,354
Income before taxes	135,442	410,637	437,687	23,792	28,175	(2,429)	1,033,304	1,033,304	(252,372)	780,932
Income tax expense	—	—	—	—	—	—	—	—	(211,651)	(211,651)
Net income (loss)	**135,442**	**410,637**	**437,687**	**23,792**	**28,175**	**(2,429)**	**1,033,304**	**1,033,304**	**(464,023)**	**569,281**
Assets	—	—	—	—	—	—	—	—	**11,290,537**	**11,290,537**
Equity-accounted investees	—	—	—	—	—	—	—	—	614,512	614,512
Incorporation of										

non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	—	—	—	—	—	—	—	—	470,318	470,318
Liabilities	—	—	—	—	—	—	—	—	**6,167,515**	**6,167,515**
Impairment loss of financial assets recognized in income							—	—	1,889	1,889
Impairment loss of non-financial assets recognized in income	—	—	—	—	—	—	—	—	(7,383)	(7,383)
Cash flows										
Cash flows from operating activities	—	—	—	—	—	—	—	—	976,636	976,636
Cash flows used in investing activities	—	—	—	—	—	—	—	—	(750,020)	(750,020)
Cash flows from financing activities	—	—	—	—	—	—	—	—	302,884	302,884

F-131

22.3 Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income for the year ended September 30,2025	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	732,405	770,841	1,551,766	57,061	116,723	23,558	—	3,252,354
Costs of sales	(620,866)	(355,707)	(1,208,726)	(32,945)	(105,648)	(24,391)	—	(2,348,283)
Gross profit	**111,539**	**415,134**	**343,040**	**24,116**	**11,075**	**(833)**	—	**904,071**
Other incomes by function	—	—	—	—	—	—	5,753	5,753
Administrative expenses	—	—	—	—	—	—	(140,221)	(140,221)
Other expenses by function	—	—	—	—	—	—	(61,795)	(61,795)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	435	435
Other losses	—	—	—	—	—	—	(7,803)	(7,803)
Financial income	—	—	—	—	—	—	62,686	62,686
Financial costs	—	—	—	—	—	—	(146,651)	(146,651)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	5,949	5,949
Exchange differences	—	—	—	—	—	—	1,899	1,899
Income before taxes	**111,539**	**415,134**	**343,040**	**24,116**	**11,075**	**(833)**	**(279,748)**	**624,323**
Income tax expense	—	—	—	—	—	—	(216,555)	(216,555)
Net income	**111,539**	**415,134**	**343,040**	**24,116**	**11,075**	**(833)**	**(496,303)**	**407,768**

F-132

Items in the statement of comprehensive income for the year ended September 30,2024	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and Corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	717,317	742,757	1,709,300	60,959	204,908	19,763	—	3,455,004
Costs of sales	(581,875)	(332,120)	(1,271,613)	(37,167)	(176,733)	(22,192)	—	(2,421,700)
Gross profit	**135,442**	**410,637**	**437,687**	**23,792**	**28,175**	**(2,429)**	**—**	**1,033,304**
Other incomes by function	—	—	—	—	—	—	26,848	26,848
Administrative expenses	—	—	—	—	—	—	(132,159)	(132,159)
Other expenses by function	—	—	—	—	—	—	(72,275)	(72,275)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	—	—	—	—	—	—	1,889	1,889
Other gains	—	—	—	—	—	—	(2,179)	(2,179)
Financial income	—	—	—	—	—	—	72,544	72,544
Financial costs	—	—	—	—	—	—	(155,389)	(155,389)
Interest in the income of associates and joint ventures accounted for by the equity method	—	—	—	—	—	—	9,354	9,354
Exchange differences	—	—	—	—	—	—	(1,005)	(1,005)
Income before taxes	**135,442**	**410,637**	**437,687**	**23,792**	**28,175**	**(2,429)**	**(252,372)**	**780,932**
Income tax expense	—	—	—	—	—	—	(211,651)	(211,651)
Net income	**135,442**	**410,637**	**437,687**	**23,792**	**28,175**	**(2,429)**	**(464,023)**	**569,281**

22.4 Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

22.5 Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

F-133

22.6 Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at September 30, 2025	**114,806**	**137,722**	**501,969**	**511,955**	**1,985,902**	**3,252,354**
Non-current assets at September 30, 2025						
Investment accounted for under the equity method	—	—	34,427	20,832	579,711	634,970
Intangible assets other than goodwill	71,261	436	5,597	446	85,240	162,980
Goodwill	724	86	148	—	—	958
Property, plant and equipment, net	3,668,725	6,435	11,194	10,023	1,008,591	4,704,968
Right-of-use assets	35,066	1,890	2,873	9,170	24,233	73,232
Other non-current assets	64,905	—	—	5,410	279,188	349,503
Non-current assets	**3,840,681**	**8,847**	**54,239**	**45,881**	**1,976,963**	**5,926,611**

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended September 30, 2024	**113,656**	**183,277**	**546,595**	**541,408**	**2,070,068**	**3,455,004**
Non-current assets at December 31, 2024						
Investment accounted for under the equity method	—	—	13,912	17,470	554,412	585,794
Intangible assets other than goodwill	73,762	450	6,466	547	86,743	167,968
Goodwill	—	86	138	724	—	948
Property, plant and equipment, net	3,465,971	6,651	10,598	8,277	942,148	4,433,645
Right-of-use assets	46,122	1,806	3,234	6,112	26,796	84,070
Other non-current assets	68,777	29	—	5,413	289,947	364,166
Non-current assets	**3,654,632**	**9,022**	**34,348**	**38,543**	**1,900,046**	**5,636,591**

F-134

Note 23 Effect of fluctuations in foreign currency exchange rates

(a) Reserves for foreign currency exchange differences:

As of September 30, 2025, December 31, 2024, are detailed as follows:

Details	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Comercial Hydro S.A.	1,004	1,004
Comercial Agrorama Ltda.	190	192
Isapre Norte Grande Ltda.	(214)	(239)
Agrorama S.A.	534	814
SQM Vitas Fzco	(1,714)	(1,714)
Ajay Europe	(427)	(2,152)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	—	(124)
Azure Minerals	(2,271)	(33,080)
SQM Australia Pty Ltd.	757	(1,265)
Pirra Lithium Pty Ltd.	—	(135)
Sichuan Dixin New Energy Co. Ltd	2,167	(714)
SAS Adionics	1,142	—
Others	544	(32)
Total	**1,133**	**(38,024)**

(b) Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(c) Reasons to use one presentation currency and a different functional currency

- A relevant portion of the revenues of these subsidiaries are associated with the local currency.
- The cost structure of these companies is affected by the local currency.

F-135

Note 24 Disclosures on the effects of fluctuations in foreign currency exchange rates

a) Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of Asset	Currency	As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$
Cash and cash equivalents	USD	1,221,111	1,020,101
Cash and cash equivalents	CLP	35,337	214,361
Cash and cash equivalents	CNY	188,593	76,807
Cash and cash equivalents	EUR	13,456	6,716
Cash and cash equivalents	GBP	2	2
Cash and cash equivalents	AUD	24,693	40,954
Cash and cash equivalents	MXN	1,657	2,038
Cash and cash equivalents	AED	302	1
Cash and cash equivalents	JPY	1,294	910
Cash and cash equivalents	NOK	1	1
Cash and cash equivalents	ZAR	3,692	10,978
Cash and cash equivalents	KRW	1,043	4,979
Cash and cash equivalents	IDR	—	3
Subtotal cash and cash equivalents		**1,491,181**	**1,377,851**
Other current financial assets	USD	530,584	1,079,559
Other current financial assets	BRL	69	36
Other current financial assets	CLP	370,242	—
Other current financial assets	COL	2,356	—
Subtotal other current financial assets		**903,251**	**1,079,595**
Other current non-financial assets	USD	25,192	20,185

Other current non-financial assets	AUD	3,754	2,476
Other current non-financial assets	CLF	118	153
Other current non-financial assets	CLP	69,205	151,604
Other current non-financial assets	CNY	7,295	20,557
Other current non-financial assets	EUR	765	482
Other current non-financial assets	COP	410	313
Other current non-financial assets	MXN	2,172	2,267
Other current non-financial assets	JPY	135	89
Other current non-financial assets	ZAR	1,553	44
Other current non-financial assets	KRW	42	2,535
Other current non-financial assets	MAD	36	—
Other current non-financial assets	INR	115	—
Other current non-financial assets	BRL	56	—
Subtotal other non-financial current assets		**110,848**	**200,705**
Trade and other receivables	USD	500,590	407,361
Trade and other receivables	BRL	620	77
Trade and other receivables	CLF	1,213	1,171
Trade and other receivables	CLP	82,128	58,117
Trade and other receivables	CNY	31,698	82,539

F-136

Class of Asset	Currency	As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$
Trade and other receivables	EUR	39,954	25,815
Trade and other receivables	GBP	62	284
Trade and other receivables	MXN	1,953	1,214
Trade and other receivables	AED	2,414	763
Trade and other receivables	JPY	550	488
Trade and other receivables	AUD	2,930	9,893
Trade and other receivables	ZAR	12,006	14,600
Trade and other receivables	COP	3,589	3,812
Trade and other receivables	PEN	11	3
Trade and other receivables	INR	660	—
Trade and other receivables	SEK	824	—
Subtotal trade and other receivables		**681,202**	**606,137**
Receivables from related parties	USD	15,072	20,061
Receivables from related parties	EUR	3,161	1,899
Receivables from related parties	AUD	15,986	6,746
Subtotal receivables from related parties		**34,219**	**28,706**
Current inventories	USD	1,843,437	1,702,185
Subtotal Current Inventories		**1,843,437**	**1,702,185**
Current tax assets	USD	443,587	571,818
Current tax assets	BRL	24	4
Current tax assets	CLP	1,790	2,040
Current tax assets	CNY	—	348
Current tax assets	EUR	5,463	281
Current tax assets	MXN	3,646	4,115
Current tax assets	JPY	—	—
Current tax assets	PEN	1,952	1,804
Current tax assets	ZAR	—	28
Current tax assets	COP	1,138	2,614
Current tax assets	KRW	1	2
Current tax assets	AUD	—	89
Subtotal current tax assets		**457,601**	**583,143**
Non-current assets or groups of assets classified as held for sale	USD	118	118
Subtotal Non-current assets or groups of assets classified as held for sale		**118**	**118**
Total current assets		**5,521,857**	**5,578,440**
Other non-current financial assets	USD	66,962	60,706
Subtotal Other non-current financial assets		**66,962**	**60,706**
Other non-current non-financial assets	USD	70,445	74,245
Other non-current non-financial assets	CNY	279,058	289,921
Subtotal Other non-current non-financial assets		**349,503**	**364,166**
Other receivables, non-current	USD	771	1,785
Other receivables, non-current	CLF	1,642	63

F-137

Class of Asset	Currency	As of September 30, 2025	As of December 31, 2024
		ThUS$	ThUS$
Other receivables, non-current	MXN	370	220
Other receivables, non-current	KRW	-	240
Other receivables, non-current	CLP	461	419
Other receivables, non-current	PEN	2	—
Subtotal Other receivables, non-current		**3,246**	**2,727**
Investments classified using the equity method of accounting	USD	54,073	29,869
Investments classified using the equity method of accounting	AED	-	324
Investments classified using the equity method of accounting	EUR	11,535	9,610
Investments classified using the equity method of accounting	AUD	569,362	545,991
Subtotal Investments classified using the equity method of accounting		**634,970**	**585,794**
Intangible assets other than goodwill	USD	162,980	167,968
Subtotal intangible assets other than goodwill		**162,980**	**167,968**
Purchases goodwill, gross	USD	958	948
Subtotal Purchases goodwill, gross		**958**	**948**
Property, plant and equipment	USD	4,704,968	4,433,645
Subtotal property, plant and equipment		**4,704,968**	**4,433,645**
Right-of-use assets	USD	73,232	84,070
Subtotal Right-of-use assets		**73,232**	**84,070**
Non-current tax assets	USD	59,541	59,541
Subtotal non-current tax assets		**59,541**	**59,541**
Deferred tax assets	USD	147,995	157,564
Subtotal Deferred tax assets		**147,995**	**157,564**
Total non-current assets		**6,204,355**	**5,917,129**
Total assets		**11,726,212**	**11,495,569**

F-138

Class of liability	Currency	As of September 30, 2025 Up to 90 days	As of September 30, 2025 More than 90 days to 1 year	As of September 30, 2025 Total	As of December 31, 2024 Up to 90 days	As of December 31, 2024 More than 90 days to 1 year	As of December 31, 2024 Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities							
Other current financial liabilities	USD	134,786	734,085	868,871	349,671	795,283	1,144,954
Other current financial liabilities	CLF	1,369	16,629	17,998	18,206	308	18,514
Subtotal other current financial liabilities		**136,155**	**750,714**	**886,869**	**367,877**	**795,591**	**1,163,468**
Lease liabilities, current	USD	—	13,892	13,892	—	14,311	14,311
Lease liabilities, current	CLF	—	1,795	1,795	—	2,433	2,433
Lease liabilities, current	MXN	—	4,133	4,133	—	2,828	2,828
Lease liabilities, current	EUR	—	462	462	—	451	451
Lease liabilities, current	AUD	—	1,567	1,567	—	2,671	2,671
Lease liabilities, current	INR	—	27	27	—	35	35
Lease liabilities, current	BRL	—	15	15	—	16	16
Lease liabilities, current	COP	—	—	—	—	266	266
Lease liabilities, current	CLP	—	49	49	—	—	—

Lease liabilities, current	CNY	—	558	558	—	—	—
Lease liabilities, current	JPY	—	50	50	—	—	—
Subtotal Lease liabilities, current		**—**	**22,548**	**22,548**	**—**	**23,011**	**23,011**
Trade and other payables	USD	87,128	8,887	96,015	102,724	14,579	117,303
Trade and other payables	CLF	575	—	575	5,020	—	5,020
Trade and other payables	BRL	5	74	79	6	—	6
Trade and other payables	CLP	148,743	—	148,743	176,474	3	176,477
Trade and other payables	CNY	49,495	3,915	53,410	33,052	—	33,052
Trade and other payables	EUR	65,319	11,351	76,670	99,605	—	99,605
Trade and other payables	GBP	22	—	22	18	—	18
Trade and other payables	MXN	2,643	—	2,643	—	1,484	1,484
Trade and other payables	AUD	31,368	—	31,368	36,431	—	36,431
Trade and other payables	ZAR	1,659	—	1,659	—	1,562	1,562
Trade and other payables	CHF	21	—	21	21	—	21
Trade and other payables	COP	51	413	464	—	325	325
Trade and other payables	CAD	9	—	9	9	—	9
Trade and other payables	KRW	140	—	140	107	—	107
Trade and other payables	INR	569	—	569	29	—	29
Trade and other payables	PEN	714	—	714	—	—	—
Subtotal trade and other payables		**388,461**	**24,640**	**413,101**	**453,496**	**17,953**	**471,449**
Trade payables due to related parties	USD	—	—	—	—	5,827	5,827
Trade payables due to related parties	AUD	4,839	—	4,839	4,438	—	4,438
Trade payables due to related parties	PEN	—	5,827	5,827	—	—	—

F-139

Class of liability	Currency	As of September 30, 2025			As of December 31, 2024		
		Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Subtotal Trade payables due to related parties		**4,839**	**5,827**	**10,666**	**4,438**	**5,827**	**10,265**
Other current provisions	USD	17,587	264,617	282,204	28,064	270,161	298,225
Other current provisions	CLP	504	—	504	480	—	480
Other current provisions	JPY	—	—	—	12,492	—	12,492
Other current provisions	AUD	1,074	—	1,074	—	—	—
Other current provisions	CNY	4	—	4	—	—	—
Subtotal other current provisions		**19,169**	**264,617**	**283,786**	**41,036**	**270,161**	**311,197**
Current tax liabilities	USD	—	79,543	79,543	—	68,300	68,300
Current tax liabilities	CLP	—	—	-	—	290	290
Current tax liabilities	EUR	—	1,505	1,505	—	1,139	1,139
Current tax liabilities	CNY	—	319	319	—	8,644	8,644
Current tax liabilities	JPY	—	50	50	—	143	143
Current tax liabilities	AUD	—	78	78	—	388	388
Current tax liabilities	ZAR	—	379	379	—	33	33
Current tax liabilities	KRW	—	—	—	—	381	381
Current tax liabilities	PEN	—	519	519	—	433	433
Current tax liabilities	COP	—	—	—	—	90	90
Current tax liabilities	BRL	—	18	18	—	—	—
Current tax liabilities	MXN	—	976	976	—	—	—
Subtotal current tax liabilities		**—**	**83,387**	**83,387**	—	**79,841**	**79,841**
Provisions for employee benefits, current	USD	49,835	—	49,835	29,265	—	29,265
Provisions for employee benefits, current	AUD	—	—	—	939	—	939
Provisions for employee benefits, current	EUR	—	—	—	—	—	—
Provisions for employee benefits, current	CLP	612	—	612	930	—	930
Provisions for employee benefits, current	PEN	152	—	152	141	—	141
Provisions for employee benefits, current	MXN	304	—	304	271	—	271
Provisions for employee benefits, current	INR	5	—	5	—	—	—
Subtotal Provisions for employee benefits, current		**50,908**	**—**	**50,908**	**31,546**	**—**	**31,546**
Other current non-financial liabilities	USD	166,425	30	166,455	38,607	220	38,827
Other current non-financial liabilities	BRL	46	—	46	18	—	18
Other current non-financial liabilities	CLP	31,285	411	31,696	32,749	34,577	67,326
Other current non-financial liabilities	CNY	32	17	49	12,287	—	12,287
Other current non-financial liabilities	EUR	4,006	—	4,006	4,050	—	4,050
Other current non-financial liabilities	MXN	1,095	—	1,095	890	—	890

F-140

Class of liability	Currency	As of September 30, 2025			As of December 31, 2024		
		Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other current non-financial liabilities	JPY	618	29	172	93	—	93
Other current non-financial liabilities	PEN	172	—	647	96	—	96
Other current non-financial liabilities	COP	173	—	173	233	—	233
Other current non-financial liabilities	ARS	—	—	-	1,454	—	1,454
Other current non-financial liabilities	ZAR	15	42	57	756	31	787
Other current non-financial liabilities	KRW	25	—	25	1,978	—	1,978
Other current non-financial liabilities	INR	26	—	26	—		—
Other current non-financial liabilities	MAD	24	19	43	—	—	—
Other current non-financial liabilities	AUD	420	—	420	—	—	—
Subtotal other current non-financial liabilities		**204,362**	**548**	**204,910**	**93,211**	**34,828**	**128,039**
Total current liabilities		**803,894**	**1,152,281**	**1,956,175**	**991,604**	**1.227,212**	**2,218,816**

F-141

Class of liability	Currency	As of September 30, 2025 Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities							
Other non-current financial liabilities	USD	—	—	293,051	448,190	2,662,817	3,404,058
Other non-current financial liabilities	CLF	—	—	—	174,726	183,859	358,585
Subtotal Other non-current financial liabilities		**—**	**—**	**293,051**	**622,916**	**2,846,676**	**3,762,643**
Non-current lease liabilities	USD	—	16,482	—	2,994	—	19,476
Non-current lease liabilities	CLP	—	—	—	16	—	16
Non-current lease liabilities	CLF	—	11	—	6,043	—	6,054
Non-current lease liabilities	AUD	—	—	—	19,505	—	19,505
Non-current lease liabilities	EUR	—	—	—	2,516	—	2,516
Non-current lease liabilities	MXN	—	—	—	4,608	—	4,608
Non-current lease liabilities	JPY	—	—	—	713	—	713
Subtotal non-current lease liabilities		**—**	**16,493**	**—**	**36,395**	**—**	**52,888**
Other non-current provisions	USD	—	26,929	—	—	23,375	50,304
Other non-current provisions	AUD	—	—	—	—	10,922	10,922
Subtotal Other non-current provisions		**—**	**26,929**	**—**	**—**	**34,297**	**61,226**
Deferred tax liabilities	USD	—	322,003	—	—	—	322,003
Subtotal Deferred tax liabilities		**—**	**322,003**	**—**	**—**	**—**	**322,003**
Provisions for employee benefits, non-current	USD	—	1,268	—	—	-	1,268
Provisions for employee benefits, non-current	CLP	—	21,068	—	—	16,386	37,454
Provisions for employee benefits, non-current	MXN	—	330	—	—	-	330
Provisions for employee benefits, non-current	AUD	—	-	—	—	229	229
Provisions for employee benefits, non-current	EUR	—	-	—	—	36	36

Provisions for employee benefits, non-current	JPY	87	-	—	—	-	87
Subtotal Provisions for employee benefits, non-current		**87**	**22,666**	**—**	**—**	**16,651**	**39,404**
Total non-current liabilities		**87**	**388,091**	**293,051**	**659,311**	**2,897,624**	**4,238,164**
Total liabilities							**6,194,339**

F-142

		As of December 31, 2024					
Class of liability	**Currency**	**Over 1 year to 2 years**	**Over 2 years to 3 years**	**Over 3 years to 4 years**	**Over 4 years to 5 years**	**Over 5 years**	**Total**
		ThUS$	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**	**ThUS$**
Non-current liabilities							
Other non-current financial liabilities	USD	—	—	129,683	—	3,120,228	3,249,911
Other non-current financial liabilities	CLF	—	—	—	—	350,671	350,671
Subtotal Other non-current financial liabilities		**—**	**—**	**129,683**	**—**	**3,470,899**	**3,600,582**
Non-current lease liabilities	USD	—	23,456	—	10,721	—	34,177
Non-current lease liabilities	CLP	—	36	—	56	—	92
Non-current lease liabilities	CLF	—	7,287	—	—	—	7,287
Non-current lease liabilities	MXN	—	—	—	19,245	—	19,245
Subtotal non-current lease liabilities		**—**	**30,779**	**—**	**30,022**	**—**	**60,801**
Non-current Trade and other payables	USD	—	—	—	—	—	—
Subtotal Non-current Trade and other payables		—	—	—	—	—	—
Other non-current provisions	USD	—	33,651	—	—	19,666	53,317
Subtotal Other non-current provisions		**—**	**33,651**	**—**	**—**	**19,666**	**53,317**
Deferred tax liabilities	USD	—	298,379	—	—	—	298,379
Subtotal Deferred tax liabilities		**—**	**298,379**	**—**	**—**	**—**	**298,379**

Provisions for employee benefits, non-current	USD	1,529	12,383	—	—	13,343	27,255
Provisions for employee benefits, non-current	CLP	37,791	—	—	—	—	37,791
Provisions for employee benefits, non-current	MXN	294	—	—	—	—	294
Provisions for employee benefits, non-current	AUD	180	—	—	—	—	180
Provisions for employee benefits, non-current	JPY	—	—	—	—	—	—
Provisions for employee benefits, non-current	EUR	87	—	—	—	—	87
Subtotal Provisions for employee benefits, non-current		**39,881**	**12,383**	**—**	**—**	**13,343**	**65,607**
Total non-current liabilities		**39,881**	**375,192**	**129,683**	**30,022**	**3,503,908**	**4,078,686**
Total liabilities							**6,297,502**

Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

Foreign currency exchange rate changes	**For the period from January to September of the year**	
	2025	**2024**
	ThUS$	**ThUS$**
Foreign currency translation loss	1,899	(1,005)
Foreign currency translation reserve	39,109	3,873
Total	**41,008**	**2,868**

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

F-143

Note 25 Income tax and deferred taxes

Tax receivables as of September 30, 2025, and December 31, 2024, are as follows:

25.1 Current and non-current tax assets

(a) Current

Current tax assets	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies (1)	40,756	133,898
Monthly provisional income tax payments, foreign companies	14,562	12,859
Corporate tax credits (2)	6,350	4,603
Taxes in recovery process (1)	395,933	431,783
Total	**457,601**	**583,143**

(b) Non-current

Non-current tax assets	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Non current tax receivable (see note 20.3)	59,541	59,541
Total	**59,541**	**59,541**

(1) The provisional monthly payments of Chilean companies and recoverable taxes are presented net of the specific tax liability for lithium mining activities, amounting to US$178.7 million as of September 30, 2025. See Note 20.3 Tax contingencies.

(2) These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE) and credits in Chile for taxes paid abroad.

25.2 Current tax liabilities

Current tax liabilities	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Chilean income tax (1)	72,644	24,687
Foreign company income tax (2)	10,743	55,154
Total	**83,387**	**79,841**

(1) Income tax current - national is presented net of provisional monthly payments by Chilean companies for an amount of US$62.6 million.

(2) The income tax of foreign subsidiaries is presented net of provisional monthly payments by companies for an amount of US$24.4 million.

F-144

Income tax is calculated based on the income statements or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 21,713 is 27%.

The provision for the specific tax on mining activity (IEAM) is determined by applying the taxable rate to the mining operating margin obtained. It is currently subject to tax invariability under Article 11 ter of Decree Law No. 600, 1974. The Company made a provision of 5.18% for potassium products and 5.24% for lithium products and their derivatives involving the Salar de Atacama operations of SQM Salar Spa. and 5% for the mining operations of SQM Nitrates S.A.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2025	Income tax 2024
Spain	25 %	25 %
Belgium	25 %	25 %
Mexico	30 %	30 %
United States	21% + 2.5%	21% + 2.5%
South Africa	27 %	27 %
South Korea	24% (2)	24% (2)
China	25%+12% (1)	25%+12% (1)
Australia	30 %	30 %

(1) Additional tax of 12% on VAT payable and the corporate rate in Sichuan is 15%.
(2) Sliding scale from 9% to 24% of taxable income.

F-145

25.3 Income tax and deferred taxes

(a) Deferred tax assets and liabilities as of September 30, 2025

Description of deferred tax assets and liabilities as of September 30, 2025	Net liability position	
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized profit	145,800	—
Property, plant and equipment and capitalized interest (1)	—	(370,556)
Leases recognized under IFRS 16	990	—
Restoration and rehabilitation provision	13,097	—
Manufacturing expenses	—	(129,225)
Employee benefits and unemployment insurance	—	(9,391)
Vacation accrual	8,817	—
Inventory provision	25,465	—
Materials provision	16,474	—
Others employee benefits	9,361	—
Research and development expenses	—	(16,171)
Bad debt provision	91	—
Provision for legal complaints and expenses	3,220	—
Loan acquisition expenses	—	(16,728)
Financial instruments recorded at market value	—	(773)
Specific tax on mining activity	5,777	—
Specific tax on lithium mining activity	4,525	—
Tax loss benefit	131,609	—
Other	3,105	—
Foreign items (other)	505	—
Balances to date	**368,836**	**(542,844)**

Net balance	**(174,008)**

(1) This includes right-of-use assets.

F-146

(b) Deferred tax assets and liabilities as of December 31, 2024

Description of deferred tax assets and liabilities as of December 31, 2024	Net liability position	
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	157,503	—
Property, plant and equipment and capitalized interest (1)	—	(314,230)
Leases recognized under IFRS 16	—	(79)
Restoration and rehabilitation provision	5,220	—
Manufacturing expenses	—	(154,906)
Employee benefits and unemployment insurance	—	(8,736)
Vacation accrual	9,001	—
Inventory provision	16,353	—
Materials provision	20,293	—
Others employee benefits	10,291	—
Research and development expenses	—	(17,239)
Bad debt provision	—	(203)
Provision for legal complaints and expenses	2,788	—
Loan acquisition expenses	—	(17,604)
Financial instruments recorded at market value	3,277	—
Specific tax on mining activity	—	(1,398)
Specific tax on lithium mining activity	4,049	—
Tax loss benefit	129,123	—
Other	15,422	—
Foreign items (other)	260	—
Balances to date	**373,580**	**(514,395)**
Net balance		**(140,815)**

(1) This item includes right-of-use assets.

Deferred tax assets and liabilities in the consolidated statement of financial position as of September 30, 2025, and December 31, 2024, are as follows:

Movements of deferred tax assets and liabilities	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Deferred tax assets	147,995	157,564
Deferred tax liabilities	(322,003)	(298,379)
Total	**(174,008)**	**(140,815)**

F-147

(c) Reconciliation of changes in deferred tax (liabilities) assets as of September 30, 2025

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of September 30, 2025	Deferred tax (liability) asset at beginning of period	Deferred tax (expense) benefit recognized in income for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax (liability) asset at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	157,503	(11,703)	-	(11,703)	145,800
Property, plant and equipment and capitalized interest	(314,230)	(56,326)	-	(56,326)	(370,556)
Leases recognized under IFRS 16	(79)	1,069	-	1,069	990
Restoration and rehabilitation provision	5,220	7,877	-	7,877	13,097
Manufacturing expenses	(154,906)	25,681	-	25,681	(129,225)
Employee benefits and unemployment insurance	(8,736)	(594)	(61)	(655)	(9,391)
Vacation accrual	9,001	(184)	-	(184)	8,817
Inventory provision	16,353	9,112	-	9,112	25,465
Materials provision	20,293	(3,819)	-	(3,819)	16,474
Derivative financial instruments	-	(1,132)	1,132	-	-
Others employee benefits	10,291	(930)	-	(930)	9,361
Research and development expenses	(17,239)	1,068	-	1,068	(16,171)
Bad debt provision	(203)	294	-	294	91
Provision for legal complaints and expenses	2,788	432	-	432	3,220
Loan approval expenses	(17,604)	876	-	876	(16,728)
Financial instruments recorded at market value	3,277	-	(4,050)	(4,050)	(773)
Specific tax on mining activity	(1,398)	7,140	35	7,175	5,777

Specific tax on lithium mining activity	4,049	485	(9)	476	4,525
Tax loss benefit	129,123	2,486	-	2,486	131,609
Others	15,422	(12,317)	-	(12,317)	3,105
Foreign items (other)	260	240	5	245	505
Total temporary differences, unused losses and unused tax credits	**(140,815)**	**(30,245)**	**(2,948)**	**(33,193)**	**(174,008)**

F-148

(d) Reconciliation of changes in deferred tax (liabilities) assets as of December 31, 2024

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2024	Deferred tax (liability) asset at beginning of period	Deferred tax (expense) benefit recognized in income for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax (liability) asset at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	321,340	(163,837)	-	(163,837)	157,503
Property, plant and equipment and capitalized interest	(288,619)	(25,611)	-	(25,611)	(314,230)
Leases recognized under IFRS 16	503	(582)	-	(582)	(79)
Restoration and rehabilitation provision	6,336	(1,116)	-	(1,116)	5,220
Manufacturing expenses	(159,879)	4,973	-	4,973	(154,906)
Employee benefits and unemployment insurance	(9,438)	1,567	(865)	702	(8,736)
Vacation accrual	9,373	(372)	-	(372)	9,001
Inventory provision	34,718	(18,365)	-	(18,365)	16,353
Materials provision	14,405	5,888	-	5,888	20,293
Derivative financial instruments	-	3,049	(3,049)	-	-
Others employee benefits	6,561	3,730	-	3,730	10,291
Research and development expenses	(16,046)	(1,193)	-	(1,193)	(17,239)
Bad debt provision	1,957	(2,160)	-	(2,160)	(203)
Provision for legal complaints and expenses	2,932	(144)	-	(144)	2,788
Loan approval expenses	(12,735)	(4,869)	-	(4,869)	(17,604)
Financial instruments recorded at market value	(52,016)	-	55,293	55,293	3,277
Specific tax on mining activity	(3,303)	1,900	5	1,905	(1,398)
Specific tax on lithium mining activity	-	4,049	-	4,049	4,049
Tax loss benefit	74,347	54,776	-	54,776	129,123
Others	(22,963)	38,385	-	38,385	15,422
Foreign items (other)	75	(1,682)	1,867	185	260
Total temporary differences, unused losses and unused tax credits	**(92,452)**	**(101,614)**	**53,251**	**(48,363)**	**(140,815)**

(e) Deferred taxes related to benefits for tax losses

The Company's tax loss carryforwards were mainly generated by losses incurred in foreign subsidiaries.

As of September 30, 2025, and December 31, 2024, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Chile	35,722	44,525
Foreign	95,887	84,598
Total	**131,609**	**129,123**

The tax losses as of September 30, 2025, which are the basis for these deferred taxes, correspond mainly to Servicios Integrales de Tránsito y Transferencias S.A., SQM Potasio SpA., Orcoma SpA., SQM Nueva Potasio SpA., SCM Búfalo, Nitratos Naturais do Chile Lim, SQM North América Corp, SQM Holland B.V., Sichuan Dixin New Energy Co. Ltd., SQM Colombia SAS, SQM Comercial Perú S.A.C. y SQM Australia Pty Ltd.

F-149

(f) Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of September 30, 2025, and December 31, 2024, are detailed as follows:

Movements in deferred tax assets and liabilities	Assets (liabilities)	
	As of September 30, 2025	As of December 31, 2024
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	(140,815)	(92,452)
Increase (decrease) in deferred taxes in income	(30,245)	(101,614)
Increase (decrease) deferred taxes in equity	(2,948)	53,251
Total	**(174,008)**	**(140,815)**

(g) Disclosures on income tax (expenses) benefits

Income tax (expenses) benefit for foreign and domestic parties are detailed as follows:

Income tax (expense) benefit	Expense (Income)	
	As of September 30, 2025	As of September 30, 2024
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net		
Current income tax (expenses), foreign parties, net	(41,899)	(19,836)
Current income tax (expenses), domestic, net	(126,230)	(84,952)
(Expenses) for specific taxes on lithium-related mining activity (see note 20.3)	(18,181)	(13,915)
Current income tax expense, net, total	**(186,310)**	**(118,703)**
Deferred tax benefit (expense) by foreign and domestic parties, net		
Current income tax (expense) benefit, foreign parties, net	(2,478)	45,118
Current income tax (expense) benefits, domestic, net	(27,767)	(138,066)
Deferred tax expense, net, total	**(30,245)**	**(92,948)**
Income tax expense	**(216,555)**	**(211,651)**

(h) Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	As of September 30, 2025		
	Amount before taxes	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Income (losses) from defined benefit plans	223	(30)	193
Cash flow hedges	(4,192)	1,132	(3,060)
Reserve for (losses) income from financial assets measured at fair value through other comprehensive income	15,000	(4,050)	10,950
Total	**11,031**	**(2,948)**	**8,083**

F-150

Income tax related to other income and expense components with a charge or credit to net equity	As of September 30, 2024		
	Amount before taxes	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) income from defined benefit plans	1,835	(481)	1,354
Cash flow hedges	12,116	(3,271)	8,845
Reserve for (losses) income from financial assets measured at fair value through other comprehensive income	10,861	(4,705)	6,156
Total	**24,812**	**(8,457)**	**16,355**

(i) Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter "c", the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company's tax benefit (expense).

Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

Income Tax (Expense) Benefit	(Expense) Benefit	
	As of September 30, 2025	As of September 30, 2024
	ThUS$	ThUS$
Consolidated income before taxes	624,323	780,932
Statutory income tax rate in Chile	27 %	27 %
Tax expense using the statutory tax rate	**(168,567)**	**(210,852)**
Net effect of royalty tax payments	4,307	(1,052)
Specific mining tax to lithium mining claims (see note 20.3) (1)	(18,020)	(7,112)

Net effect of other foreign taxes	(27,827)	(17,409)
Tax effect of income from regular activities exempt from taxation and dividends from abroad	(864)	1,141
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(7,531)	(3,538)
Effect due to the difference in tax rates related to abroad subsidiaries	(2,011)	17,846
Other tax effects of reconciliation of accounting income to tax expense	3,958	9,325
Tax expense using the effective tax rate	**(216,555)**	**(211,651)**

(1) The net effects of the payment of the specific tax on the mining activity applied to lithium are presented with the deferred tax on the mining activity applied to lithium in the amount of ThUS$ 160.

Pillar Two legislation, promoted by the OECD in its BEPS program, has been enacted in some jurisdictions where the Company operates. The Company is evaluating and documenting its potential exposure to income taxes under this new legislation. However, the Company does not anticipate significant exposure to Pillar Two supplementary taxes.

F-151

(j) Tax periods potentially subject to verification:

The Group's Companies are potentially subject to income tax audits by tax authorities in each country These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i) Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii) United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii) Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv) Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v) Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi) South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

(vii) China:

Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.

(viii) South Korea:

Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

F-152

F-153 (ix) Australia: Tax returns may be audited in accordance with the Australian Taxation Office (ATO) up to 4 years from their filing date or due date, whichever is earlier. Note 26 Events occurred after the reporting date 26.1 Authorization of the financial statements The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IAS 34 “Interim Financial Reporting” as issued by the IASB as of September 30, 2025 and for the nine months period ended September 30, 2025 and 2024 were approved and authorized for issue by the Board of Directors on November 18, 2025. 26.2 Disclosures on events occurring after the reporting date (a) On November 10, 2025, the Company informed the CMF of an event of interest, namely the authorization granted by the Market Regulator of the People’s Republic of China for the public-private partnership between SQM and Codelco to jointly develop extractive, productive and commercial activities derived from the exploration and extraction of specific mining properties owned by CORFO in the Salar de Atacama. Management is not aware of any significant events that occurred between September 30, 2025 and the date of issuance of these consolidated financial statements that may significantly affect them.